PART II OF FORM C OFFERING STATEMENT

OFFERING MEMORANDUM

Ad Astra Media, LLC



Up to $1,070,000 of Simple Agreement for Future Equity (SAFEs)
November 15, 2021

Ad Astra Media, LLC ("**AAM**", the "**Company**," "**we**," "**us**", or "**our**"), is offering up to $1,070,000 worth of SAFEs of the Company (the "**Securities**"). Purchasers of Securities are sometimes referred to herein as "**Purchasers**". The minimum target offering is $50,000 (the "**Target Amount**"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $50,000 by March 15, 2022. The Company is making the offering under Regulation CF and intends to raise at least the Target Offering amount up to $1,070,000 from Investors in the offering of Securities described in this Form C (the "**Offering**"). The minimum amount of Securities that can be purchased is $100 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "**Maximum Amount**") on a first come, first served basis. Unless the Company raises at least the Target Amount of $50,000 under the Regulation CF by March 15, 2022, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. If the Company reaches its Closing Amount prior to March 1, 2022, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled. "*The Offering and the Securities--The Securities*." In order to purchase Securities, a prospective investor must complete the purchase process through our Intermediary, Ignite Social Impact on its portal (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48

hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Purchases may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment made by an Investor and may cancel or rescind the Company's offer to sell the Securities at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS" BEGINNING ON **PAGE 12**.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN FINANCIAL ADVISER, COUNSEL AND

ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATION IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE COMPANY AND THE TERMS AND CONDITIONS OF THIS OFFERING.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ACCURACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING THE ESCROW AGENT

PRIME TRUST, LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirements to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company registered or required to be registered under the Investment Company Act of 1940 as defined in Section 3 of the Act (15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of disqualification specified in Rule 503(a) of Regulation CF (17 CFR § 227.503(a));
(5) Has filed with the Securities and Exchange Commission and provided to investors, to the extent required, any ongoing annual reports required by law, including Regulation CF, during the two years immediately preceding the filing of this offering statement; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure
The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2022 (120 days after the end of fiscal year).

Once posted, the annual report may be found on the Company's website at https://www.adastrasteammedia.com/aboutus

The Company must continue to comply with the ongoing reporting requirements until:
(1) The Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) The Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(3) The Company has filed the annual reports required pursuant to Regulation CF for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4) The Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redeemable securities; or
(5) The Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirements of Regulation CF.

Updates
Updates on the status of this Offering may be found at: www.ignitesocialimpact.com

FORM C TABLE OF CONTENTS

PART II OF FORM C OFFERING STATEMENT OFFERING MEMORANDUM 1
ABOUT THIS FORM C 6
SUMMARY 8
  The Business 8
RISK FACTORS 9
  General Risks and Disclosures 9
  Risks Related to the Company's Business and Industry 11
  Risks Related to the Securities 23
BUSINESS 28
  Description of the Business 28
  Business Plan 29
  Our Business Model 30
  Revenue streams 30
  Our Products and Services 31
  Product Pricing 33
  Company Growth 33
  Our Goals and Objectives 33
  Operations Plan 34
  Industry Analysis 35
  Target Customers 36
  Strategic Plan 37
  Competitive Market Analysis 38
  Value proposition 40
  Litigation 41

THE OFFERING AND THE SECURITIES 41

    The Offering 41

    The Securities Offered in this Offering 43

    Terms of the SAFE Notes 43

    Conversion 45

    Classes of Securities of the Company 46

    Dilution 47

USE OF PROCEEDS 48

INVESTOR PERKS 49

DIRECTORS, OFFICERS, AND MANAGERS 50

    Founder and Chief Executive Officer 50

    Indemnification 52

CAPITALIZATION AND OWNERSHIP 52

    Capitalization 52

    Debt 52

    Ownership 53

    Restrictions on Transfer 53

    Other Material Terms 53

    Related Person Transactions 54

TAX MATTERS 54

FINANCIAL INFORMATION 55

    Operations 55

    Liquidity and Capital Resources 55

    Capital Expenditures and Other Obligations 56

    Trends and Uncertainties 56

    Valuation 56

    Material Changes and Other Information 57

    Previous Offerings of Securities 57

IGNITE INVESTMENT PROCESS 58

    Making an Investment in the Company 58

    After My Investment 59

EXHIBIT A FINANCIAL STATEMENTS 61

EXHIBIT B SUBSCRIPTION AGREEMENT 77

EXHIBIT C: BUSINESS PLAN 86

EXHIBIT D: VIDEO TRANSCRIPT 159

EXHIBIT E: PITCH DECK 160

EXHIBIT F: OFFERING PAGE 177

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD LOOKING STATEMENTS

This Form C, any exhibits hereto and any documents incorporated by reference herein contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate and reasonable under the circumstances. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements.

As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Business
As used in this filing on Form C, the terms "**we**," "**us**," "**our**," "**AAM**" and the "**Company**" refer to Ad Astra Media, LLC (Virginia), unless otherwise expressly stated or the context otherwise requires.

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Ad Astra Media is a Virginia limited liability company, was formed on July 9, 2019.

The Company is located at 900 Riverside DR, Newport News, VA 23606

The Company's website is **https://www.adastrasteammedia.com/**

A description of our products as well as our services, and business plan can be found on the Company's profile page on the Ignite Social Impact ("Ignite") website under https://invest.ignitesocialimpact.com/explore.

The Offering

Target amount of SAFE being offered	$50,000
Maximum aggregate amount of SAFE	$1,070,000
Purchase price per Security	$0.01
Minimum investment amount per investor	$100
Offering deadline	March 15, 2022
Use of proceeds	See the description of the use of proceeds on pages 51 hereof.
Voting Rights	See the description of the voting rights on pages 49 hereof.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

General Risks and Disclosures

Start-up investing is risky.
Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before

investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable.
You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future.
Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization.
Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure.
While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel.
An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud.

In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance.

Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Risks Related to the Company's Business and Industry

A. <u>Company Operational Risks</u>

We have a limited operating history upon which you can evaluate our performance.

Our company was formed in July 2019 and may not have been operational long enough to make a fully informed investment decision based on our performance during that time period. Our proposed operations are subject to all business risks associated with a new business. The likelihood of our company's business model being successful must be considered in light of the problems encountered in connection with a new business, operating in a competitive industry, expenses incurred in creating our products and services, delays in producing our products or in achieving business objectives, and the complexity of the business relationships necessary to succeed. We anticipate our operating expenses will increase for the near future. There can be no assurances that we will operate profitably. You should consider the Company's business, operations, and prospects in light of the risks, expenses, and challenges early-stage companies face.

Our operating results are expected to be difficult to predict based on a number of factors that also may affect our long-term performance.

We have grown substantially over the period we have been operational, including with regards to the products and services we offer. We expect our operating results to fluctuate significantly in the future based on a variety of factors, many of which are outside our control and difficult to predict. As a result, period-to-period comparisons of our operating results may not be a good indicator of our future or long-term performance. The following factors may affect us from period-to-period and may affect our long-term performance:

- Our ability to develop and maintain new and existing revenue-generating relationships;
- Our ability to improve our gross margins in our business;
- Our ability to develop our partnerships with other businesses;
- The success of our content sales to consumers and other media companies and our ability to significantly increase our sales to consumers and businesses;
- Our ability to manage the development of new products, business segments, and markets

- Our ability to determine appropriate internal contracting practices to attract and retain talented creative individuals for our projects in a timely and effective manner;
- Our ability to determine appropriate external contracting positions and practices for merchandising and licensing terms along with sales, partnership, and distribution agreements;
- Our ability to maintain existing and develop new marketing relationships, sales prospects, and external funding mechanisms;
- Our ability to attract and retain sponsors on and for our creative works;
- Our ability to produce, acquire, and maintain a portfolio of STEAM-related intellectual property via in house content creation, production, co-production, partnership, equity sharing, licensing and/or merchandising of our characters;
- Our ability to maintain, upgrade, and develop our website, including integrating our products, characters, and stories onto our website;
- Our ability to identify and pursue future avenues for growth and development opportunities within the tech spaces, such as use of technology in developing stories and characters,
- The Increased competition within STEAM edutainment and complementary markets;
- Changes by our competitors to their products and services related inclusive content;
- Fluctuations in the use of e-commerce for viewing and purchasing media products;
- Our ability to identify procurement possibilities from possible future acquisitions or mergers, and to effectively manage integration of operations resulting from those transactions;
- Government regulation of education, agency interest in development of areas of scientific research within edutainment, and taxation policies; and
- Economic conditions related to the multimedia industries, education, and online commerce.

We have incurred operating losses during our operational period.

We have incurred operating losses in the past, and we may not be able to generate sufficient revenue to be profitable, or to generate positive cash flow on a sustained basis. In addition, our revenue growth rate may decline. We cannot assure you that we will be able to remain profitable in the future. Our ability to maintain profitability will depend primarily on increasing our operating margin, by growing our revenues faster than our operating expenses increase, or by reducing operating expenses as a percentage of net revenues. As we plan continue to invest in expanding the scope and improving the quality of our multimedia product and service offerings as well further developing our sales, marketing, and branding efforts, there can be no assurance that we will maintain profitability and we may experience net losses again in the future.

We have a limited number of established customers.

The financial reviewer identified the Notes to Financial Statements the Company's reliance on Major Customers during the operating period of 2019 and 2020. Note 5 states that the reliance on Major Customers presenting risk to the company as one customer comprised 100% of the gross revenues but stated that the loss of this customer would not significantly affect operations as it was an isolated transaction purposed for the production of a documentary. Revenues in subsequent years are expected to be generated through sales of publications.

The financial review identified COVID-19 as presenting an ongoing risk for areas of company operation.

The financial reviewer's notes to the financial statements identified the COVID-19 pandemic as presenting risks to the continued operations of the Company. In December 2019, a novel strain of coronavirus, known as COVID-19 was reported in China, and since that time spread across the world into a global pandemic. The COVID-19 pandemic remains a rapidly evolving situation and the extent of impact on the Company's business and financial results will depend on future developments outside of the control of the Company. The extent of the affect on the Company will depend on the duration and spread of the virus within industries and markets in which the Company operates, which are highly uncertain.

The Company may face difficulties in obtaining capital.

The Company may have difficulty raising needed capital in the future as a result of, among other factors, its lack of revenues from sales, as well as the inherent business risks associated with the Company and present and future market conditions. The business currently does not generate sales in excess of internal costs and future sources of revenue may not be sufficient to meet its future capital requirements. The Company will require additional funds to execute its business strategy and conduct operations. If adequate funds are unavailable, the Company may be required to delay, reduce the scope of or eliminate one or more of its product launches or marketing efforts, any of which may materially harm its business, financial condition and results of operations.

The Company may face difficulty in obtaining non-dilutive funding from grants, which may adversely affect our financial position.

One of the ways that we seek non-dilutive funding sources would be from government contracts or research opportunities in furtherance of educational projects that are educational as well. Although we may seek additional collaborations that could generate revenue and/or provide non-dilutive funding for development of our edutainment product, as well as new government grant awards and/or agreements, no assurance can be provided that any such collaborations, awards or agreements will occur in the future. We may invest significant time, effort, and resources into pursuing funding on projects or developing, selling, and marketing educational projects, including adapting a project into an edutainment project with the use, in part or in full, of grant money. The use of company resources to pursue a financing project within edutainment may adversely affect our financial position.

Our founder and chairman Jose Morey controls us.

The Notes to Financial Statements identify that there was a change in membership interest during the year that ended December 31, 2020. One member bought out the other members of the limited liability company and the interests of the two selling members were transferred to Dr. Jose Morey. The Company became s single member LLC upon the transfer of interest Dr. Morey owns 100% of the company's outstanding shares. Consequently, Dr. Morey is able to exert substantial influence over us and to control matters requiring approval by our shareholders, including the election of directors, increasing our authorized capital stock, or a merger or sale of substantially all of our assets. As a result of Mr. Morey control of us, no change of control can occur without Dr. Morey's consent.

The Company's Board does not keep meeting minutes from its board meetings.
Though the Company is a Virginia Limited Liability Company and Virginia does not legally require its limited liability companies to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes

Our company's reliance on generating inclusive STEAM content in our growth strategy may not lead to sustainable profitability, which could adversely affect the company.
While our company is creating characters, brands, and other intellectual properties to remain competitive within the educational and entertainment industries, if the need for STEM-focused professions, skills, or educational content changes then our growth strategy could be adversely affected. We have a specific focus on diversity, equity, and inclusion within the company's STEAM content to differentiate the company from our competition, which may not continue to be needed within the global economy. Our engagement with partners in emerging technological innovation along with established technologies may not resonate with our audiences if they do not use those technologies to engage with our content, which would adversely affect our growth strategy.

If our efforts to attract and retain consumers are not successful, our business will be adversely affected.
We have experienced significant growth over our operational period, including products that we offer for sale, partnership, and sales. Our ability to continue to attract consumers will depend in part on our ability to effectively market our service, consistently provide our learners with compelling representation in our content, as well as a quality experience for viewing and selecting entertainment properties through our website and other methods of distribution. Furthermore, the relative service levels, content offerings, pricing, access to talent, and related features of competitors distribution platforms to our current products and service offerings may adversely impact our ability to attract consumers of our content. If consumers do not perceive our products to be of value, we may not be able to attract and retain users. If our efforts to gain traction among learners are not successful, we may not be able to attract additional consumers to purchase or view our content, and as a result, our ability to maintain and/or grow our business will be adversely affected. If we do not grow as expected, we may not be able to adjust our expenditures or increase our per user revenues commensurate with the lowered growth rate, such that our margins, liquidity

and results of operation may be adversely impacted, and our ability to operate at a net-loss may be strained.

If we are not able to manage our growth, our business could be adversely affected.
Our company and our media products have expanded rapidly since July 2019. We anticipate that further expansion of our creative operations will be required to achieve significant growth in our media products, to obtain favorable distribution channels of products, and to take advantage of favorable market opportunities across the concerned industries. Future company expansion will likely place significant demands on our managerial, operational, administrative and financial resources. If we are not able to respond effectively to new or increased demands that arise because of our growth, or, if in responding, our management is materially distracted from our current operations, our business may be adversely affected. If we are not able to manage the growing complexity of our business, including improving, refining or revising our systems and operational practices related to our operations and original content, our business may be adversely affected. We are seeking to expand our operations in international content markets, which would allow us to reach a broader set of consumers interested in STEAM educational resources and inclusive representation of characters and concepts. If we are not able to manage the growing complexity of our business internationally, including creating new content and derivative works, improving our market penetration, and refining our interactive and digital narrative storytelling, and our internal operational practices related to our operations and original content, our business may be adversely affected.

Certain of our growth strategies are untested, unproven or not yet fully developed.
We intend to increase our revenues through expanding our audience by, among other strategies, continuing to expand into international markets and non-English languages, expanding into SMS messaging content and mobile videos, expanding into the corporate social responsibility market including by providing impact-as-a-service, entering into branded partnership markets, developing content sales channels, and developing in-house production for animated stories and other publications. Our content is bilingual, including English language, Spanish, and now Dari. As the owner of most of our media products, we have most rights to international distribution of our media products, but as we expand partnerships with content creators these international territories may be subject to geographic or media restrictions.

    B. Capital requirements and financial risks.

The Company has outstanding Convertible Debt.
The Company has received financing in the form of two convertible notes subsequent to December 31, 2020 but prior to the November 2, 2021 issuance of the Company's financial statements. The convertible note payable has a maturity date of June 7, 2023 and September 7, 2023 with interest accrued at a rate of 5% per annum, which is payable upon maturity of the note. The note may not be prepaid without the written consent of the investor. The note and any accrued interest can be voluntarily converted into shares of preferred or common stock in the event of non-qualified financing. Automatic conversion will occur in the event of qualified financing.

If we are unsuccessful in implementing our corporate strategy we may not be able to maintain our growth in content production.

The company's future growth depends upon a number of factors, including:

- The ability for the company to successfully implement company strategies in response to the changing multimedia landscape for edutainment content. Examples include:
    - The continued digitization of content within the education system
    - The demand for interactive and engaging learning systems
    - The educational and entertainment industry response to the COVID-19 pandemic;
    - Continued growth for STEAM educational content
- Introduction of new products and services, including implementation across our brands of inclusive representation of characters and content involving STEAM
- Establishing new channels for sales and marketing of our products and services
- Creation of flagship brands to drive demand for our products and services
- The ability to compete and expand in the global markets that our company serves
- The ability to meet the demand for educational content that meets the needs of educators
- The ability to implement cross channel marketing and pricing.

Difficulties, delays or failures experienced in connection with any of these factors could materially affect the future growth of the Company.

Our company relies heavily on intellectual property protections for our products and services.

Our company generates edutainment properties whose marketability and commercialization is contingent upon recognition and protection for certain intellectual property rights including copyright, trademark, trade secrets, likenesses. Creation of entertainment industry intellectual property requires investment in development of the properties including within the context of registration and maintenance of the underlying IP rights. Development of a creative work requires the input from creative talent including actors, directors, writers, editors, illustrators, animators, voice actors, on air personalities, translators, educators, and other individuals providing the inputs into the creative product or service. The human created inputs create risks for incomplete works requiring third party completion, intellectual property disputes, including infringement of another's work, or violation of the legal rights of another party like a trademark, right to privacy and/or publicity. Failure to identify and mitigate specific risks for our intellectual property could adversely affect our operations. An unfavorable outcome from a dispute involving intellectual property could adversely affect the available funds for development of works or could prevent timely payment of individuals responsible for generating creative works for the company.

Our success depends on the value of our brand.

Because of our reliance on sales of proprietary media products, our success depends on our brand. Building and maintaining recognition of our brand are important for attracting and expanding our customer base, particularly among underrepresented communities. If the value of our brand were adversely affected, we cannot be certain that we will be able to attract new customers, retain existing customers or encourage repeat purchases, and if the value of our brand were to diminish, our revenues, results of operations and prospects would be adversely affected.

We maintain a portfolio of intellectual property for licensing and commercialization of our programs and failure to establish awareness of our brands, products, and services could result in difficulty with executing our strategy*.*

The Ad Astra Media brand is only two years old and we must continue to build a strong brand identity in maintaining a portfolio of inclusive STEAM representation. To succeed, we must continue to attract and retain a large number of consumers, including consumers businesses and government agencies. We may be required to incur significantly higher advertising and promotional expenditures than we currently anticipate to attract large numbers of sales for our media products. We believe that diversity in media products is lacking and that the importance of brand loyalty will increase with the continued proliferation of STEAM in education. If our branding efforts are not successful, however, our ability to attract and retain users will be affected adversely, which may negatively impact our future operating results.

Failure of third party providers to provide contracted services could cause business interruptions and could increase the costs of these services to the Company*.*

The company relies on partnerships and third-party contracted services to reduce complexity and increase efficiency for activities such as creation of content, distribution, product development, transactional processing, publication, information technology, and various administrative functions within the company. If these contractors are unable to provide these services or if the third parties fail to execute their contracted functionality, the company could experience disruptions to its distribution and other business activities and may incur higher costs.

Our company could be reliant on the court system for protection of our works, and these legal expenses could increases the costs of doing business, which would adversely affect our performance*.*

While our company relies heavily on domestic and foreign intellectual property protections of our publications, videos, brands, and characters, we may be unable to protect our property using the court system. Infringement of intellectual property remains a large risk for content creators. We may fail to protect our intellectual property, or third parties may assert infringement or other violations by us of their intellectual property rights. Lawsuits and legal disputes can require significant financial and company resources to ensure obtain a favorable disposition in the court system. An unfavorable disposition or outcome could adversely affect our company's performance if we devote significant human and financial resources to protect or defend the company in proceedings.

Increases in certain operating costs and expenses could adversely affect our operating performance*.*

The Company's major expenses include employee compensation, publication expenses, and distribution costs. Compensation costs are influenced by general economic factors and related to specific employee skill sets that the company requires. Shortages in required skills may cause the company's costs to increase. Changes in the self-publishing royalty rate could decrease the revenue we receive from publication of our works. Paper prices fluctuate based on worldwide supply and demand for paper in general, as well as for the specific types of paper used by our publishing partners. While there is a difference between the royalty rate on electronic publication of our works and printed works, if there is a significant disruption in the supply of paper or other increase in paper costs, which would be beyond the control of the company, our publishing service may need to change the rate for their printing services and the company's operations could be adversely affected.

Our diversification strategy may not be successful in hedging the company's operational risks. We have a variety of active projects and projects in development at a particular time to ensure that we manage operational risks and procure revenue from various streams. This diversification strategy is intended to pursue projects where we obtain revenue at various stages of the production process, but this strategy may result in the company taking on higher risks in projects than anticipated. The allocation of risk to a particular project within the development pipeline may be inappropriate for a given product or service, or the apportionment of company resources may be inappropriate for the potential returns on investment from an individual project. Our partnership strategy may also apportion more of the project risk and responsibilities onto the company than the company anticipates when pursuing the production or partnership. The revenue for a particular project may not be as substantial as estimated by the company. While we intend for our diversification strategy to address volatility for our individual products or services across edutainment by pursuing projects across genres and mediums, the strategy may be inconsistent with the needs of the company or the market at the particular time for a particular project or across the industry as a whole.

Our marketing strategy may not establish sufficient sales channels among businesses and brand awareness among consumers to generate enough revenue, which would adversely affect the company.
Our company's growth strategy relies upon the sales and marketing divisions to generate sales while creating awareness for our works, characters, and branded content, and if we fail to connect with customers or fail to establish viable sales channels, our operations could be adversely affected. Our company's sales division anticipates selling media products and services through business-to-business and business-to-business-to-consumer channels, which require relationships to be established with sales partners and effective marketing of the creative work. If we do not establish effective sales channels or fail to create awareness of our branded products and services, our company's performance could be adversely affected. Our use of social media may not be an effective means of establishing brand awareness for our flagship brands and failing to reach our targeted audience could adversely affect our sales performance. We may be unable to reach our internal goals of increasing content sales and licensing of our intellectual property annually, and if they do not increase in line with the increase with expenses, our company's operations may be adversely impacted.

Our company's partnership strategy may not achieve the operational goals they were set out to achieve and may adversely impact the company's financial position*.*

As an emerging company within the media market, we rely heavily on establishment of partnership with other companies, including distributors, content creators, educators, nonprofits, and financiers. While our company has numerous established partnerships with educational and entertainment companies, the partnerships may not lead to the increased brand exposure, sales, or distribution of our works that we are seeking by entering into these arrangements. Our partnerships are also formed on a project by project basis to ensure that we have an avenue for collaboration with our partners, which could lead to our company extending time, capital, and other human resources to successful completion of the project, or our project might not get selected for development by the financier. Some creative and/or educational projects have a limited amount of channels through which an interested party would procure or finance the project. The projects we pursue through our partnerships might not lead to a significant enough increase in sales or marketing exposure to justify the amount of time, money, and human resources devoted to completing and/or successfully competing for a particular project, which could adversely affect the operations of our company.

Budget overruns may affect our business.

Our projects are developed individually, each is subject to delayed tasks, and potential cost escalations leading to our company extending time, capital, and other human resources to successful completion of the project, or our project might not get selected for development by the financier. Budget overruns on multiple projects could adversely affect the operations of our company if the revenue produced from the projects within the accounting period is insufficient to offset the added costs from budget overruns.

C. Media industry risk factors

We are attempting to solve problems that may not be as profitable as competitors' products*.*

Our company is focused on solving real-world problems that may not be the most profitable business model within the entertainment industry. Combining elements of entertainment with education requires an understanding of complex scientific fields including early childhood development. Projects that are educational but not entertaining may not be as financially successful as competing products that are more purely entertainment. Positive media depiction of racial, ethnic, cultural differences, disability, neuro-diversity, and inclusivity within STEAM professions and environments may not be as profitable as other entertainment projects depicting established character-lines without these underrepresented traits, backgrounds, personalities, and characteristics. Competing entertainment products within this product space may reduce the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

Disputes related to our media content and intellectual property may adversely affect us*.*

Most of our media content is subject to arrangements with third parties pursuant to which we have licensed certain rights to use and distribute media content owned by third parties or have licensed to third parties certain rights to use and distribute media content that we own. In addition, we have a number of agreements with third parties concerning the use of our media content and intellectual property, including agreements regarding royalties, distribution, duplication, etc. Allegations that our rights to use media content are incomplete or other disputes arising from such arrangements may be costly and may have a material adverse impact on our results.

We are reliant on the personality of our founder, Dr. Jose Morey, in our brands and establishment of partnerships and future business relationships.

Our company relies on the business experience and professional expertise of our Founder and Chief Executive Officer, Dr. Jose Morey. Our trademark is derived from the likeness of Dr. Morey and is used as a mascot for our brand and a character in Intergalactic Academy. Our partnership strategy is created by Dr. Morey and is based on personal relationships he has with other individuals in content creation, technology, and government affairs. In the event that Dr. Morey were no longer to act as CEO for the company, operations could be adversely affected.

The loss of the services of our key personnel could disrupt our business.

We depend on the continued services and performance of our senior management and other key personnel. A loss of one or more of the members of our senior management or key personnel could severely and negatively impact our operations. Our strategy of producing inclusive STEAM content makes it important that we retain key employees, particularly the sales and creative teams. Hiring qualified management is difficult due to the limited number of qualified professionals in the industry in which we operate. Failure to attract and retain personnel, particularly management personnel, could materially harm our business, financial condition and results of operations.

There are substantial costs for producing and marketing creative works.

The Company may incur substantial costs in producing its creative works, including the fees associated with finding, retaining, and compensating in-house creative professionals. Creative professionals require a degree of talent in performing their job functions and retaining talent is highly competitive. Finding a market for a creative work involves a high degree of time, labor, and financial resources and there are no assurances that the company will find a business or consumer willing to purchase a creative work. Some works may not provide sales revenue quickly enough to offset the short-term costs of developing the work.

Our company relies upon contracts to form relationships with creative talent, and a dispute between our company and an artist could adversely affect our operations or financial position.

The company negotiates agreements with key personnel related to content creation, including works-made-for-hire, independent contractor agreements, and for production services. In event of a dispute, these agreements would be subject to interpretation by an arbitrator or court, which could adversely affect the position of the Company. Legal disputes involve a substantial amount of time and money to resolve, which could adversely affect the operations of the Company by taking resources away from content development.

If our trademarks and other proprietary rights are not adequately protected, the value of our brand and other intangible assets may be diminished and our business may be adversely affected.

We rely and expect to continue to rely on a combination of confidentiality, license, and work-made-for-hire agreements with our employees, consultants, and third parties with whom we have relationships. Our company relies on trademark and copyright laws to protect our proprietary rights to our characters, our stories, and our education modules. We may also seek to enforce our proprietary rights through court proceedings or other legal actions. We expect to file from time to time for trademark applications. Nevertheless, these applications may not be approved, third parties may challenge any copyrights or trademarks issued to or held by us, third parties may knowingly or unknowingly infringe our intellectual property rights, and we may not be able to prevent infringement or misappropriation without substantial expense to us. If the protection of our intellectual property rights is inadequate to prevent use or misappropriation by third parties, the value of our brand and other intangible assets may be diminished. If protection of our intellectual property is inadequate, our competitors may be able to mimic our service and methods of operations. If we fail to protect our intellectual property or if the protection is inadequate, the perception of our business may become confused in the marketplace, and our ability to attract users may be adversely affected.

Our established domain may not adequately protect our goodwill among our customers and confusion among consumers could adversely affect our business.

We currently hold domain names relating to our brand, including www.adastrasteammedia.com. Failure to protect our domain names could adversely affect our reputation and brand and make it more difficult for users to find our website and our service. We may be unable, without significant cost or at all, to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

Creating educational content that is also entertaining requires skilled labor.

Our company produces works that integrate diversity, equity, inclusion (DEI) into the Science, Technology, Engineering, and Mathematics (STEM) content embedded within our works and stories. Producing a profitable creative work involves a high degree of uncertainty related to the realization of revenue and overall success of a creative work. Maintaining interest and engagement with the audience requires the ability to attract a person's attention and to continue engaging with that learner. As the content embeds concepts within DEI and STEM, the complexity of the ideas and methods used to communicate those ideas increases, requiring input from the talent as well as academic understanding of the pedagogy and learners. If we are unable to attract talented individuals, or unable to foster collaboration among the creative talent and the academic/educational staff, our products may not obtain the necessary engagement to attract learners to our products, which would adversely affect our business operations.

We may plan to implement new lines of business or offer new products and services within existing lines of business.

The characters in our media projects offer the opportunity to utilize the intellectual property within other works, products, and services. The edutainment market is not fully developed, and where the markets are not fully developed, there are substantial risks and uncertainties associated with efforts to enter or develop the market. We may invest significant time, effort, and resources into developing, selling, and marketing new lines of businesses, including licensing and merchandising our characters or adapting our properties into new products and services. The initial timetables for introducing these new business lines, or developing new products or services may not achieve the target price point or profitability, or may not prove feasible for the company. We may not be successful in our efforts to introduce

Works in development may not get created or may be substantially different in form or substance.

Our company has many development projects. Development generally refers to the earliest stages of the content production cycle when production companies invest time, money, and "sweat equity" to develop, market, package, and sell media products. The goal of the development stage is to obtain an idea of the marketability of a particular project by packaging a product and then selling it to consumers, production studios, network, distributor, sponsor, or to leverage the project to build a partnership with another company. As the development stage is the earliest stage of production, the likelihood that a product will be distributed is low and the finished project may be substantially different from the announced project. Most development projects represent speculation on the marketability of a particular project and that speculation only pays off if the project is sold to a counterparty seeking the project or consumers who find value in the project. Some projects may be able to generate revenue at the development stage depending on the willingness of another party to place a financial stake in the project (such as a distributor or government grantor), however, most development projects are speculative bets that only pay off if a project is sold. Many of the company's projects have not been announced, some of those that have been publicly announced are listed below in Appendix A1.

If we fail to maintain strong relationships with creative talent, as well as to develop relationships, our business could be adversely affected.

Our products and services rely on the work and inputs provided by creative talent, including writers, illustrators, animators, editors, translators, and on the collaboration between the creative talent. The Company's business in published media is highly dependent on maintaining strong relationships with the creative talent who produce the products and services that we sell to our customers. If we act in a manner that weakens these relationships or if we fail to develop new relationships in a successful manner, the weakened or non-existent relationships could have an adverse impact on the Company's business and financial performance.

There is a high degree of competition between other entertainment producers.

We face competition with respect to any of our media products currently in development and commercialization and in the future. Our competitors include major media companies worldwide as well as producers of educational content for schools. There is a high degree of competition between producers on various media projects, which increases the degree of risk in pursuing projects on each medium. Many of our competitors have significantly greater financial and technical resources than our company and superior access to human experts for research and development and marketing products and services. Our competitors may be better equipped to develop and commercialize our products and services. Competitors may also compete with our company for recruitment and retention of personnel who are qualified to produce these multimedia products. Smaller companies or early stage companies may be significant competitors within this emerging field in edutainment, as there is a need within education and entertainment for inclusive STEAM representation of concepts and characters, and thus may seek collaborative arrangements with large and established companies to effectively compete within the market. Our competitors may commercialize their products more rapidly and effectively, including across more geographic territories than our company, which would adversely affect our competitive position.

There are high barriers to enter content production markets and premature entry into these markets may adversely affect our position.

The markets in which the Company competes are highly competitive with substantial barriers to entry. Major and established companies within the media and education markets are vertically integrated, with their operations including content creation and distribution. In some circumstances, companies may be a competitor and a customer of the Company.

Risks Related to the Securities

You are investing in a SAFE, not a convertible note.

A SAFE is a convertible security that is not debt, while a convertible note is debt. A convertible note includes an interest rate and maturity date, at which time a noteholder would be able to demand repayment. A SAFE does not have these features. In addition, your investment in a SAFE will be subordinate to true unsecured debt. Both SAFEs and convertible notes convert into equity in a future priced equity round, but there is a chance they will never convert to equity. For SAFE's in particular, again, there is no interest and no maturity, and repayment is not required.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

You may have limited rights.

The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

SAFE Notes are inherently risky like convertible notes.
A SAFE Note ("Simple Agreement for Future Equity") is an agreement that grants the holder the right to equity at a later date, similar to a convertible note, but with four key legal differences:

- Unlike a convertible note, a SAFE Note is not a debt instrument. A SAFE Note is neither debt nor equity but a security that may or may not convert to equity at a later date. There are no voting rights attached to the SAFE Note.
- Debt instruments have maturity dates. SAFE Notes (including the one in this offering) do not.
- Debt instruments have interest rates. SAFE Notes (including the one in this offering) do not.

Despite their name implying otherwise, SAFE Notes are an investment vehicle and, like any investment vehicle, are inherently risky. You should be aware that while SAFE Notes have become a popular method to raise capital for early stage startup companies, not everyone agrees that they are a good investment vehicle for the issuer or the investor.

There is not now and likely will not be a public market for the SAFE Notes. Because the SAFE Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the SAFE Notes have transfer restrictions and cannot be resold in the United States except pursuant to a valid exemption from the Securities Act. It is not currently contemplated that registration under the Securities Act or other state securities laws will be effected. Limitations on the transfer of the SAFE Notes may also adversely affect the availability or price that you might be able to obtain for the SAFE Notes in a private sale exempt from the registration requirements of the Securities Act.

The SAFEs (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date.
Although the SAFEs may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the SAFEs. Because the SAFE have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the units of SAFE have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the units of SAFE may also adversely affect the price that you might be able to obtain for the SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

Investors will not become equity holders until there is a change of control or sale of substantially all of the Company's assets.
Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity

holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an IPO or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company

Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

Our management has discretion as to use of proceeds.

The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the SAFE Notes hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

Future fundraising may affect the rights of investors.

In order to expand, the Company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the Company

The Company may never elect to convert the Securities or undergo a liquidity event.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of SAFE securities may be significantly diluted as a consequence of subsequent financings.

Company equity securities will be subject to dilution. Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from SAFE conversion will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's control and economic interests in the Company.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors, including the purchaser. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the purchaser's Company securities.

Equity securities issued upon conversion of company SAFE securities may be substantially different from other equity securities offered or issued at the time of conversion.

Company may issue to converting SAFE holders equity securities that are materially distinct from equity securities it will issue to new purchasers of equity securities. This paragraph does not purport to be a complete summary of all such distinctions. Equity securities issued to SAFE purchasers upon their conversion of Company SAFE securities will be distinct from the equity securities issued to new purchasers in at least the following respects: to the extent such equity securities bear any liquidation preferences, dividend rights, or anti-dilution protections, any equity securities issued at the Conversion Price (as provided in the SAFE Agreements) shall bear such preferences, rights, and protections only in proportion to the Conversion Price and not in proportion to the price per share paid by new investors in the equity securities. Company may not provide converting SAFE purchasers the same rights, preferences, protections, and other benefits or privileges provided to other purchasers of Company equity securities.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

We have not assessed the tax implications of using the SAFE.
To the extent permitted by generally accepted accounting and tax principles, the Company and investors will treat, account and report the SAFE as debt and not equity for accounting and tax purposes and with respect to any returns filed with federal, state or local tax authorities. However, because the SAFE is a type of debt security, there has been inconsistent treatment under state and federal tax law as to whether securities like the SAFE can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

Legal Matters.
Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

Additional Information.
The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of and documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PROSPECTIVE INVESTOR CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Ad Astra Media, LLC is a global multimedia company formed specifically to create inclusive representation of STEAM-related content (science, technology, engineering, arts, mathematics "STEAM") to inspire the next generation of scientists to solve the biggest problems facing humanity.

Problem:
We have a science literacy crisis. Within the STEAM industry, the workforce is comprised disproportionately of white men. In order to solve the literacy problem, we need to attract people from all backgrounds to engage in critical thinking and problem solving.

Ad Astra seeks to address the severe lack of diversity in S.T.E.M education and careers with the power of media, by providing younger generations with content that exposes and excites them about S.T.E.M. We also seek to highlight diverse role models for them to aspire to and expect to show an increased number of people pursuing these careers starting in as soon as 10 years. To do so, we collaborate with our partners to create educational and entertaining content that is available to underserved communities to reduce inequalities while increasing the number of students interested in S.T.E.M.

Solution:
We intend to use a transmedia approach to raise the education of STEAM and the awareness of STEAM industry careers in minority, non-english speaking, low-income, underserved, and overlooked communities, including an emphasis on females. Our transmedia interactive approach we believe fulfills an as of yet unmet customer need.

We produce bilingual media across platforms including print, digital, 2D/3D animation, live action, mobile and gaming distribution channels. To date we have created 12 children's books for ages 0-6 in Spanish, English and Dari, weekly comics with over 5K followers in Spanish and English, a documentary in collaboration with NASA astronaut George Zamka and the Alliance for Innovation and a young adult book with Wiley publishing. We have also created educational modules in collaboration with The PAST Foundation and tested our content in workshops with over 130 children aged 5-7, which showed our content did change the perception of who could be a scientist.

Traction:
We believe the Ad Astra Media approach outperforms industry standards. The STEAM media industry is growing, and we see a trend towards streaming media content, and on-demand media. We live in the age of binge-watching and Ad Astra Media intends to provide binge-worthy programming that is wholesome and educational. Diversity and inclusion are an afterthought in producing edutainment content. Our diverse depictions of STEAM stories include every viewers in engagement with STEAM ideas and concepts.

To date we have 17 wholly owned IP brands and 5 co-produced brands. Future production schedule includes 4 new books every 2 months in our Good Night STEM series and weekly bilingual Intergalactic Academy comics. In Q4 2021, we plan to release our first non-fiction young adult book in collaboration with Wiley Publishing called LatinX Business Success and launch 2 new print series, one focused on ages 7-14 on environmental science and a new children's 0-6 DEI (Diversity, Equity, Inclusion). With the creation of the University of Texas Austin LatinX Pop Culture Lab we plan on creating a pipeline of content in collaboration with the lab of future graphic novels and children's books. We also have new projects in development with SpaceRacers and St. Jude Children's Hospital as well as the Smithsonian Institute Award Winning La Borinqueña and LionForge Animation.

We have created STEM content for The Clinton Global Initiative both in Spanish and English for their Too Small to Fail program which reached over 50,000 families 3x per week. To date our content has reached over 5 continents and over 3 million kids globally. We have production collaborations with SpaceRacers which wrapped up season 1 on Netflix and are finalizing distribution for future seasons. SpaceRaces toys were also launched into orbit on SpaceX Inspiration4 in partnership with St. Jude Children's Hospital and are now being auctioned to support that initiative with more to follow. We are in collaboration with LionForge animation for a ages 6-11 STEM series and with PBS WHRO on a ages 4-6 animation series for early childhood reading. We have also created the world's first LatinX Pop Culture Lab in partnership with Professor LatinX and the University of Texas Austin to help foster future creatives. We also partnered with the National Science Foundations Arecibo Observatory to release our latest books Good Night Little Astronomer and Buenas Noches Pequeña Astrónoma.

We have laid out a detailed business plan in the following pages, please send us your thoughts and feedback, we thank you for your interest in Ad Astra Media, LLC.

Business Plan
We envision a future where our greatest minds are included in the global problem solving apparatus. We intend to inspire the next generation of thinkers with the characters and narrative storytelling from our media products. We are a STEM media company creating fictional and non-fictional stories for children ages 4-12. We are a development stage company in the State of Virginia. We collaborate with individuals and organizations across the country as well as outside of the United States to create works in edutainment.

We take a percentage of sales on revenue from sales of published works in digital and brick-and-mortar stores. For live streams, we obtain a fee from advertisers for viewer exposure on the stream. For product development within live action and animated products, we receive a mixture of production service fees, royalties, and revenue sharing arrangements. For education modules and translation services, we receive a fee for each viewer of the educational module and compete for nondilutive funding from grant programs.

Our Business Model

Revenue Model
Revenue streams include: Direct Sales, licensing, consulting, production, writing, books, comics, educational content, educational modules and curriculums to school systems, merchandising

Licensing Model
The company is supported by licensable intellectual property in the form of copyrighted works, trademarkable properties, and character likenesses, which each contribute to a portfolio of properties for educational modules, character merchandising, and content licensing. The company intends to fulfill unmet demands within the edutainment markets for inclusive content for fictional and nonfictional properties geared toward teaching STEAM concepts to diverse audiences and delivered in multiple languages.

Core Capabilities
Tailored transmedia edutainment content for youth, minority, low-income, non-english speaking, LGBQT+, and female audiences. Our capabilities include: creative content generation, curriculum building, production, distribution, research, metrics, and consulting.

Work for Hire
Animation, illustration, writing and live action.

Revenue streams

Commercialization
Payors to our company are interested in STEM content, diversity, equity, and inclusion:
- Educators, libraries, school districts, universities, and government agencies;
- Networks, interest groups, scholarly researchers,
- Private industry, department stores, and
- Streaming services, broadcast networks (MVPD).
- Parents, relatives, and friends

Revenue Generation
Revenue generation will come from selling content to traditional and streaming services, providing adjunct educational content, advertising and sponsorships with technology companies. Other means of generating revenue include: a title sponsorship, the possible inclusion of advertisement into our content, content licensing, sales of merchandise, and the creation of a STEM based summer camp allowing children live hands-on learning.

Existing Streams
We have multiple existing income streams which include:
1. Direct to Consumer Sales - books (Goodnight Little Astronaut series)
2. Content Creation for 3rd Parties - AFI Chopin in Space

3. Joint Ventures of Existing Content - Infiniscope, SpaceRacers, MoonMark, SpaceHero
4. Integration into School Districts - Educational Modules based on our programming
5. Streaming content sales - Netflix, DisneyJr, PBSKids
6. Merchandising

Our Products and Services

We create, develop, and collaborate on development of intellectual property that we intend to exploit through publication, production, licensing, and merchandising in edutainment media markets. We also collaborate with content creators in finding markets for and exploiting their creative works.Our transmedia products and our services offered include the following:

Products:

Books, Videos, Comics, Curriculums, Cartoons, 3-D Animation, Multimedia, Screenplays, Music and Lyrics, Game Shows, Pilots, Plays, Series, Sketches, Trailers, Commercials, Concepts, and Documentaries

Services:

Script Writing, Production, Project Management, Platform Consulting, Cross-platform integration, STEAM Research, translation services, KPI analysis, brainstorming, facilitation, curriculum development, STEAM curriculum implementation, Quantitative curriculum evaluation, and much more.

Our Content

Our business model revolves around content creation sold directly to consumers (parents, teachers, school districts, students) and licensed to distributors (Netflix, Disney, HBO Max etc.), which forms the basis for our proprietary products. We sell our media products directly to consumers, to businesses, to government agencies, from business-to-consumer channels, and through our collaborations with producers of content. We have an "in-house" production team which produces programming for publication, broadcast, streaming, internet and other mediums. Our edutainment products depict the inclusive future we seek to inspire with diverse characters who engage with learners. Our growing library of content under our management allows us to develop stories for viewing on multiple relevant devices and platforms. We own the rights to the majority of our titles, which allows us to expand the reach of our content and characters across mediums.

Our Media

We are developing and licensing children's edutainment products through a variety of media including books, comic, video, and interactive internet content. Our media products are predominantly intended to entertain and educate children between ages of 4 to 12 years old with a particular focus on depicting inclusive STEM environments, characters, and stories. Our media products are sometimes referred to as "edutainment" products in this document. Edutainment is a genre of children's media products that serve to educate as well as entertain children. These materials include fiction and non-fiction with a focus on representation of diverse characters and inclusive delivery of concepts and content.

Educational Research

Informal STEM learning is an emerging field of education where parents and educators use informal tools and settings to teach children about STEM fields. The National Science Foundation's (NSF) Advancing Informal STEM Learning (AISL) program seeks to advance new approaches for STEM learning in informal environments. In the course of developing various media products, we collaborate with organizations and researchers who are interested in advancing many of these AISL goals and methodologies. Our partnerships enable us to begin development of a media project in tandem with evidence-based research related to informal STEM learning works and environments.

Content Title	Content Type	Production Stage
Abuela's Airship	Video	Preproduction
Ad Astra Media Website	Interactive	Ongoing
Biome Protection Agency	Book	Preproduction
Buenas Noches Pequeña Astronauta	Book	Distribution
Buenas Noches Pequeña Aviadora	Book	Preproduction
Buenas Noches Pequeño Doctor	Book	Distribution
Buenas Noches Pequeño Veterinario	Book	Distribution
Chopin In Space: Children's Initiative Project	Multimedia	Distribution
Cosmonut: Featuring Dr. Intergalactic	Interactive	Distribution
Good Night Little Astronaut	Book	Distribution
Good Night Little Aviator	Book	Preproduction
Good Night Little Epidemiologist	Book	Preproduction
Good Night Little Veterinarian	Book	Distribution
Goodnight Little Dr.	Book	Distribution
Intergalactic Academy	Comic	Weekly Distribution
Learning with Leo	Video	Development
Neopets	Video	Distribution
Rolling Readers	Video	Preproduction
Space Camp	Video	Development
Space Racers	Video	Distribution
The STEAM Team	Comic	Ongoing
What Are Tears for, Mama?	Book	Preproduction
What Is Dance for, Dada?	Book	Development

Our Focus

Our edutainment products focus on developing STEM interest through inclusive representation of concepts and characters. We bridge the gap between arts and sciences by connecting technical concepts with art to drive interest in complex subject matter. Our stories recruit the interest of learners by providing multiple means of representing information to the learner. Our stories are bi-lingual (including English and Spanish translations), and we intend to translate these stories into multiple languages for comprehensibility. Additionally, we seek to illustrate these concepts across multiple mediums for accessibility to individuals who have varying needs. As we continue developing our entertainment products, we will seek to make our products customizable in the display of information.

Product Pricing
Product pricing is dependent on the type of media Ad Astra sells, the following shows a price range for a few typical media products:
- Books are priced between $10-20 dollars
- Graphic Novels ~$25-30
- 2D - $20K - $30K per minute
- 3D - $35K - 50K per minute
- Educational Modules $40 per student per semester, or $5 per student per week

Ad Astra Media currently relies primarily on contract labor to achieve this pricing, however our goal is to gradually bring on more staff to fill our in-house departments. Ad Astra licenses our content, characters, and our trade secrets to partners and licensees.

Company Growth

Growth Potential
Our current growth company growth rate has been fast. We have been scaling up in both staff and content generation. Ad Astra currently has 9 staff members, and a handful of contributors, interns, consultants, and volunteers. Our staffing goal is to double our staff to 18 full time staff once we achieve our $1 million fundraise. Our content growth goal is to build a flagship series that is picked up by a major network by 03/10/22. Other indicators of Ad Astra Media growth include our funds raised each year.

Growth Strategy
We will stay competitive by continuing to create content, create flagship brands, and increase our geographic distribution to: Latin America, EU, and Asia. Our flagship brands will include responsible and sustainable merchandise. Our hyperfocus on diversity, equity, and inclusion within STEAM Content will continue to differentiate us from our competition. We will use high and low tech media to connect to audiences across continents. Our content will continue to be bilingual and diverse, content will expand as our geographic reach expands.

Our Goals and Objectives
We propose to use SMART Objectives - Specific, Measurable, Attainable, Relevant, and Time Limited to define success for our projects:

Short Term Objectives - 2 years:
- Increase social media engagement and measurement
  - Implement a measurement system for social media engagement through social media metrics and tools.
  - Increase number of likes and social media followers 20% annually
- Increase IP development

- Develop an internal Innovation Team dedicated to IP development, licensing, patents, and trademarks.
- Develop strategic partnerships for content distribution
  - Sign three new strategic distribution partnerships annually.
- Continue to grow revenue from existing content
  - Increase viewership of actively broadcast programs 20% annually
  - Develop merchandise for actively broadcast programs, and sign one merchandise distributor annually.
- Seek out strategic brands for content partnerships
  - Sign three new strategic content partnerships annually.
- Develop flagship brands
  - Launch one flagship program annually

Medium Term 3 - 9 years:
- Increased content sales, licensing, distribution, and partnerships
  - Increase content sales 25% annually
  - Increase licensing of IP 20% annually
  - Increase distribution of content 10% annually
  - Increase the number of strategic distribution partnerships to four new partnerships annually.
  - Increase the number of strategic content partnerships to four new partnerships annually.
- Increase in STEAM participation for targeted audience
  - Measure percentage of underrepresented minority youth studying
  - Measure percentage of youth remaining in STEAM fields and
  - Measure percentage of youth pursuing STEAM baccalaureate degrees.
  - Monitor measurements and demographics around STEAM degree attainment, and STEAM industry employment.
- Continue strategic brand development of flagships brands
  - Launch two flagship programs annually.

Long Term - 10 years or more:
- Increase in percentage of minority representation in the fields of STEAM, and increased minority representation within the STEAM industry.
  - Continue to monitor measurements and demographics around STEAM degree attainment, and STEAM industry employment.
- Strategic M/A of established brands
  - Merge with or acquire one established brand
- Identify up and coming brands for M/A and JV
  - Identify twenty brands annually for M/A
  - Identify twenty Joint Ventures that we have discussions with annually.

Operations Plan

Location / Facility

Ad Astra Media currently operates virtually in a distributed format with staff located around the US working remotely, however the company is headquartered in Newport News, VA with a few staff members and our CEO located in Virginia. Our transmedia projects will typically be produced with our partners throughout the US and in the EU. Our IP will be stored in Virginia and eventually Ad Astra will lease studios and production facilities in Virginia or elsewhere as projects are won and contracts are signed. Equipment will be typical office machines and higher power computers for production, animation, and editing. Servers will also reside onsite.

Manufacturing

Manufacturing of merchandise will be outsourced to specialty companies, Ad Astra merchandise will not include single use plastics, and we will design our merchandise products to use sustainable, reusable, recyclable, or biodegradable materials.

Supply, Distribution, and Inventory

Our IP will be stored in secured servers onsite at our current headquarters, and eventually at our production facilities. Distribution will occur through Licensed Partners, or through Ad Astra Media.

Back Office Operations / Overhead

Administration, accounting, technical support, and customer service personnel may be brought on as contractors or as full-time employees as AAM projects, licenses, and revenue increase. Staff numbers are currently at 9 people serving in full-time, part-time, or contributor roles.

Operational Costs

The AAM Operational Plan is detailed in the full Business Plan. AAM is looking to raise $1.07M by March 15, 2021 to fund operations in 2022.

Industry Analysis

STEAM Media Content

Educators and policymakers have identified STEAM as a high-importance field within the educational field and are studying the best ways of engaging learners to enter these fields. Narrative storytelling is a powerful tool to facilitate engagement with learners, forming a more individualized relationship to form between the content and the learner by allowing viewers to form relationships between characters and educational subject matter.

We intend to use proven techniques to inspire participation in problem-solving by empowering students to understand their own capacity for changing the future. Seeing characters who are modeling that behavior and who have qualities and characteristics that match the viewer. We anticipate that this representational approach to storytelling will change the learner's perception as to how problems are solved, who can fulfill these roles in society, and what a person looks like who performs these intellectual disciplines.

Market Size

The STEM media industry is growing, and we see a trend towards streaming media content, and on-demand media. We live in the age of binge-watching and Ad Astra Media intends to provide binge-worthy programming that is wholesome and educational while reinforcing good habits and practices. We anticipate that demand for these media products is not yet mature, as similar products often focus on entertainment as separate from education. As the edutainment market gains traction, along with its complementary markets and other constituent pieces within the market and supply chain, we anticipate that the demand for these products will mature while the outlets for purchasing and creating this specialized content will reflect the increase in distribution.

We estimate that the United States K-12 education market represents approximately $750 billion of total spending annually. Within this market, K-12 instructional materials represent approximately $11 billion of spending while the U.S. consumer book publishing market is approximately $16 billion per year according to the Association of American Publishers.

We estimate that the global video streaming market is ~$42.6 billion in 2019 and could register a CAGR of 20.4% over the next decade. Global video streaming market size could reach USD 184.3 billion by 2027. We estimate the global entertainment, training, and edutainment media market to be $7.3 Trillion dollars globally by 2025. We estimate the K-12 minority and female audience globally to be worth about $1.5 Trillion dollars by 2025.

Market Opportunity

We anticipate that the growth in the markets underlying edutainment will continue to grow as the need for professionals in STEM increases. These industries represent an opportunity for our niche media content for inclusive STEM edutainment. Our content includes materials that could be used in a formal and informal educational setting including modules for distance learning.

Our partnerships with nonprofit and for profit educational institutions will allow us to produce content intended for audiences within these distance learning programs. As our company builds out our portfolio of multilingual content offerings, our penetration within domestic and global markets will increase. We anticipate that demand will increase for our products and services as the need for STEM professionals increases and the usefulness of our products and services receive further validation.

Target Customers

Our media products and services are formulated to be attractive to underrepresented audiences, however we seek all people to use and be inspired to enter STEM fields of study and enter into STEM fields. The relevant intellectual property and content creation markets have components of established and emerging distribution channels, our customers may also be indirect or direct competitors. As a producer of content, we collaborate with creative talent to produce creative works that fill an unmet need in the market.

So while our target audience for our media products is children from underrepresented backgrounds, we plan to target customers within the following contexts:

- Business to consumer
- Business to business

- Business to business to consumer
- Business to government
- Business to business to government

Building Relationships with our Customers

Relationships are critical for learning, exchanging knowledge and learning while establishing foundational values and ethics. Digital media platforms alter the engagement dynamic between the viewer and creator, facilitating an active conversational exchange between performer and viewer. Entertainers of all ages are vying for the attention of younger viewers. Teens spend nearly three quarters (71%) of their video consumption time with new media platforms Netflix and YouTube, according to the 36th semi-annual Taking Stock With Teens survey from Piper Jaffray.

Representing our Customers

We seek to elevate groups that have historically underrepresented in the STEM industry and workforce to include ethnic minority/BIPOC communities, gender diversity, LGBTQ+, neurodiversity and individuals with disabilities. We also highlight the importance of majority groups seeing diverse representation in media to create allies in uplifting underrepresented individuals in these fields.

Audience Demographics

The target market for our media content is minority and underserved K-12 populations that speak both English and English as a second language. Our intended audience is for students ages 4 - 12+ who are interested in STEAM or enrolled in STEAM classes. The market for our children's attention is saturated with content that producers measure by hours and not by interpersonal engagement. 42% of parents say the TV is on "always" or "most of the time" in their home, whether anyone is watching or not.

Bridging the Digital Divide

Our content engages communities with content bridging the digital divide to educate through inspiration. We will combine traditional mediums like books and other print media in addition to technology that our customers are likely to have, including cell phones with SMS capabilities as well as smart phones. Underrepresented communities in the US tend to access the internet through smart devices at equal numbers to majority communities.

- A national parent survey found that 98 percent of homes with children have a mobile device such as a tablet or smartphone.
- 42 percent of young children have their own tablet device.

Strategic Plan

Our strategic plan relies heavily on the establishment of relationships. Establishing relationships with customers is key to enhancing the penetration of new products in the marketplace. Our content will be the primary tool to establish these strategic relationships. Developing our brand as a distinctive creator of high quality STEM content is critical to marketing our company to our customers. Our branding is essential for building our marketing and advertising relationships with current and potential customers and to drive sales. Distribution drives adoption, and within streaming and broadcast media, forming relationships between producers of content is key to gaining footing within the industry.

We anticipate that the company will seek to cultivate our relationship within established and emerging sales channels, including among distributors, publishers, streaming, and other mediums where we can tell our stories to our audience. We anticipate that we will refine relationships upstream among the concerned outlets within the market that will drive the underlying demand for the products and services. We anticipate that the drivers of demand in this market from the consumption side are namely, the parents and relatives of children, educators seeking to find innovative ways of inspiring learning, as well as the non-profit institutions and government researchers who perform the research and development underlying edutainment content production.

Competitive Market Analysis
The market that we are targeting is dynamic and not precisely defined as we are striving to create media products in areas that are currently unfulfilled. Our portfolio of works is diversified across mediums with children's books representing a majority of works in distribution. The markets for children's books, comics, educational products, and entertainment materials are highly competitive. Participants in various multimedia markets are focusing on facilitating interest in STEM within our targeted age range, but the market for inclusive representation of these professions and characters in STEM is still nascent. Many established purchasers or distributors of content understand the need for inclusive representation of characters, particularly in STEM fields, but not many companies are defined around fulfilling our objectives or providing specialized content.

Competition
The markets in which our products are sold are highly competitive. Our products compete against entertainment products many large and small companies, including well-known global competitors, along with individual content producers in online platforms. In many of the markets and industry segments in which we sell or offer our products, we compete against other branded products from established multimedia companies along with educational companies providing massive open online courses ("MOOC") in a variety of subjects and formats. Character-driven narrative, product quality, performance, individual value and packaging are also important differentiating factors.

Competitive Landscape
There is a clear deficiency in the representation of underrepresented communities and that underrepresentation contributes to the current participation within the STEM fields. The competitive landscape within STEM-related content varies based on quality and range of materials available, price, the medium of the work, distribution methods within the medium, the potential purchasers for the work, complementary markets, and the target consumer demographic. We have competitors in established brands along with competition in emerging content production.

Direct Competition

When thinking about our direct competition we view all as potential partners, payors, licensees, and potential established distribution platforms for Ad Astra content. Actual competitors include book, ebook, comic, graphic novel, online classroom module creators, video production companies, and streaming video producers. Because of the vertical integration of many of the market participants, many of our competitors are positioned as both producers and distributors in certain markets.

- Traditional Media Producers
- Netflix
- Nickelodeon
- Pixar/Disney
- CBS
- PBS
- NBC
- Univision
- Telemundo

Competitive Activities

Across education and within the government sphere, customers are seeking a shift in media representation to prompt interest among learners toward STEM fields. Educators and policymakers see the need for the shift in interest among the next generation of learners to obtain critical thinking skills to engage in problem solving. With a proliferation of digital content, parents are more critical of the things that their children are consuming. This unmet need for our customers is an opportunity in the industry to grow the library of STEM education media using curiosity and engagement strategies from media and entertainment.

Within content-based markets (particularly within educational content and STEM-related content), access to intellectual property or content for distributor's product offerings is critical to the success of their operations. As distribution of content grows internationally, and domestic demographics become more diverse, established brands are targeting these diverse youth audiences with their content. These brands require consistency across the brand portfolio, which enables less innovation in terms of the content provided to the target consumer. Our characters and stories meet an unmet need within our target markets among the underrepresented customers while providing the content for our distributors who are seeking to target those consumers.

Competitive Advantages

From the ground-up, we are building Ad Astra Media to model the inclusivity that our STEM professions are lacking. Our mission is to use stories to inspire change. We leverage our differences to tell distinct stories about STEM problems. Our identity is inclusion and our transmedia products reflect the critical goals we want to accomplish in the world. Another advantage is our deep experience in tech; We also serve on the Science and Entertainment exchange which is a platform created by the National Academy of Sciences to connect scientists to Hollywood to consult on media projects.

Our core brand identity shapes the content that we produce. Our main competitive advantage is our diverse team of creatives dedicated to telling stories of traditionally underrepresented communities. While established media brands and content distributors can tell stories that include diverse characters, we are uniquely positioned to craft stories about people from excluded communities because we value including them in our stories and storytelling process.

Value proposition
Ad Astra seeks to renew a faith in facts and reason and uplift underserved and minority communities by providing them with scientific role models in science, technology, engineering and math (STEM) to which they can aspire. Ad Astra is composed of individuals with experience at all levels of media (T.V. and commercial) production and extends into traditional television (Spanish and English networks) and leading streaming services and film studios.

Narrative storytelling
Our edutainment products transform education using informal teaching methods like narrative storytelling to depict characters and concepts. The objective is to use our media products to form a relationship between learners, the characters, and subject matter through the modeled approach to solving problems. We believe that STEM education requires a holistic approach in adapting storytelling toward critical thinking. Our narrative engagement tools demonstrate the interrelationship of STEM concepts to art and creative thinking. Our media products employ creativity and artistic expression to represent the concepts to learners. Our stories model critical skills in emotional reasoning and stress management to improve the foundation for entry into STEM fields while fostering a connection with the scientific community .

We plan to use children-oriented characters and products as a theme in our company website as we produce interactive content for direct delivery on the Ad Astra Media website. We have strategically partnered with nonprofits, content creators, and media companies to distribute digital media through established Internet channels.

Interactivity
We intend to develop interactive content that engages and immerses students into a problem-solving journey, learning to navigate the set of digital tools and scientific paradigms that channel their curiosity into the depths of discovery. Our edutainment products leverage the willingness of younger viewers to engage on emerging interactive platforms. The more interactive mediums, like streaming services and social media, allow the company to tailor content of the product.

Our media products actively engage the viewers on STEM concepts and ideas. The Company's digital products connect students with creative expression, while using character and narrative-driven content to reaffirm underlying scientific principles. Our content is created on media with the intent of reaching traditionally underrepresented communities like multilingual communities, female audiences, and minority student populations. Our products include confidence building messaging using "edutainment" for the specific audience through digital channels, SMS technology, social media, in-person events, and traditional media. Data has shown that creating informal education content tailored for underrepresented communities is an important resource to reach BIPOC and ESL communities.

Working with Univision and the Clinton Global Initiative, we created educational content for Spanish language speakers entitled "Too Small to Fail" and "Pequeños y Valiosos." The former reaches over 350,000 immigrant Hispanic families across the country on a weekly basis with educational resources and content to help families with young children help them educate their child at home and find local resources to help the families. Additionally, they have developed culturally appropriate Spanish and English STEM comics which reach over 400 families on a daily basis. We intend to continue developing interactive content to reach underrepresented communities with media used by members of these communities.

Technology

Technology is both medium for our creative expression and the core enablers for our entry into the markets via distribution. Technology tools enable independent producers of content to scale more rapidly, drive down administrative costs, and expand product offerings. Disruptive platforms are using data to drive adoption of products by targeting promotion of product offerings, usage tracking, and collect payments from consumers.

The medium of our stories allow us to tailor content to model critical thinking and inquisitive engagement. Numerous studies in informal STEM education have found that these emerging mediums can broaden participation in these fields by engaging learners in authentic learning experiences. As a non-incumbent in this industry, we can test multiple avenues of entry into markets by adopting and adapting these emerging pieces of technology to enhance our creative expression and reinforce our business model.

Application of blockchain to artistic content is enabling streamlined protection of intellectual property rights while bolstering sales. Development of the non-fungible token ("NFT") market enables new ways of extending artist reach to consumers and the emergence of new business models in content production. We have evaluated the opportunity for using NFT platforms to list and sell NFTs of our works. This year we listed and sold some of our visual works associated with the Good Night Little series on Rarible. We anticipate further engagement in this emerging digital space as we continue to generate creative works.

Litigation
None.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to 107,000,000 SAFE Units for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "**Target Amount**").

The Company must receive commitments from investors in an amount totaling the Target Amount by March 15, 2022 (the "**Offering Deadline**") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Target Amount by the Offering Deadline, which the Company may extend in its sole discretion, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company will accept investments in excess of the Target Amount up to $1,070,000.00 (the "**Maximum Amount**") and the additional Securities will be allocated on a first-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $100.00, which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities you must make a commitment to purchase by completing an investor intake form and submitting payment on the Intermediary's website at: https://invest.ignitesocialimpact.com. Purchaser funds will be held in escrow with Prime Trust, LLC until the Target Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary.

The Company will notify Purchasers when the Target Amount has been reached. If the Company reaches the Target Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Target Amount and providing notice to the Purchasers. If any material change (other than reaching the Target Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Target Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive securities in exchange for his or her investment as soon as practicable thereafter.

Investor subscriptions are not binding on the Company until accepted by the Company, which reserves the right to reject. in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00. The Offering is being made through Ignite Social Impact, the

Intermediary. The following field below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
7.0% of the amount raised.

Stock, Warrants and Other Compensation
N/A

The Securities Offered in this Offering

Description of Securities
The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the SAFEs. We request that you please review our organizational documents as well as the Simple Agreement for Future Equity instrument, available to Purchasers upon request, in conjunction with the following summary information.

The SAFE Notes
We are offering a specific type of agreement titled Simple Agreement for Future Equity ("SAFE"). The SAFE Note provides that if there is an Equity Financing before the termination of the SAFE, on the initial closing of such Equity Financing, the Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Price. If there is a Liquidity Event before the termination of the SAFE, the SAFE will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to or concurrent with the greater of the Cash-Out Amount or the Conversion Amount.

Terms of the SAFE Notes
For the purposes hereof, the following terms shall have the following meanings:

The "**Discount Rate**" is 80%.

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Cash-Out Amount**" means the Purchase Amount of SAFE by the Investor.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the

Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Conversion Amount**" means the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"**Discount Price**" means the lowest price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Safe**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

"**Safe Preferred Stock**" means the shares of the series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the Discount Price; and (ii) the basis for any dividend rights, which will be based on the Discount Price.

"**Standard Preferred Stock**" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

Termination
This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of:

(i)   the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe through Equity Financing.

(ii)   the payment, or setting aside for payment, of amounts due the Investor in a Liquidity Event or a Dissolution Event.

Conversion
The SAFEs sold in this Offering will convert in the following circumstances, provided the Company has converted from a limited liability company to a C-Corporation:

- Once an Equity Financing occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the Equity Financing equal to the Purchase Amount divided by the Discount Price.
- If a "Change of Control" transaction (such as the sale of the Company) occurs prior to an Equity Financing.
- The price at which the SAFEs sold in this Offering will convert will be at a discount of 20% to the price in the equity financing if the conversion takes place after the equity financing;

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $50,000. The minimum investment in this Offering is $100.

Classes of Securities of the Company
The Company is organized as a limited liability company. The SAFE will automatically convert into shares of preferred stock, provided that the Company has converted to a C-Corporation. The Company currently has no common stock issued.

Common Stock
N/A

Dividend Rights
The Securities have no dividend rights until the shares have been issued. If the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while the SAFE is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

Voting Rights and Control
The Securities have no voting rights at present. The Company does not have any voting agreement in place. The Company does not have any shareholder or equity holder agreements in place.

The Investor is not entitled, as a holder of the SAFE, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in the SAFE be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms.

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

The Investor's right to receive its Conversion Amount is on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis. The Investor's right to receive its Conversion Amount is junior to the Investor's right to receive its Cash-Out Amount, which are junior to payments of outstanding indebtedness and creditor claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock) and on par with payments for other SAFEs and/or Preferred Stock. If the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due. The Investor's right to receive its Cash-Out Amount is senior to payments of Common Stock.

Rights and Preferences
None.

Preferred Stock
None.

Dilution
Even once the SAFE convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company). The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Offering is as follows:

- If the Company raises the Target Amount, it will use 20% of the proceeds, or $30,000, towards offering expenses;
- If the Company raises the Maximum Amount, it will use 9.3% of the proceeds, or $100,000, towards offering expenses.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised ($50,000)	% if Maximum Amount Raised ($1,070,000)
Offering Expenses	20% or $10,000	9.3% or $100,000
Marketing	10% or $5,000	21% or $225,000
Sales	10% or $5,000	9.3% or $100,000
General Operations	5% or $2,500	6.7% or $70,000
Business Development	10% or $5,000	9.3% or 100,000
Content Creation	40% or $20.000	39.7% or ~$425,000
Misc./Legal	5% or $2,500	4.7% or $50,000

The above table and below description of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

Offering Expenses $100,000
- The company anticipates spending between ~10-20% of the proceeds from offering expenses
- Including the 7% intermediary fee as well as other offering expenses such as offering perks, administration fees, and other costs.

Content Development $425,000

- We are regularly creating new media products. We anticipate that we will continue our bimonthly publication of our Good Night Little series, which we offer in English, Spanish, Bilingual (English and Spanish), and Dari. We are continuing our weekly publication of the Intergalactic Academy.
- We anticipate content development costs to include Head Writer for TV/Film and Children's Books. We also anticipate animation costs and illustration costs for our published works and video projects, which could be sourced in-house, subcontracted, or a combination of the two.

Marketing $225,000

- We anticipate using the proceeds from this offering toward external engagement with our targeted consumers.
- We anticipate hiring a marketing manager and retaining a publicist to increase the reach of our products and engage with our stakeholders.
- We also anticipate that we will increase our advertising to our target consumers. We anticipate an increase in other expenses such as legal fees, drafting, filing, and maintenance of legal rights and protections.

Sales and Business Development $200,000

- We anticipate that we will devote funding toward a sales director for the identification of sales prospects for our published works.
- We anticipate hiring an operations manager who will oversee the activities of our Business Development team and interface with the Sales Department. The operations manager will lead up new business development opportunities and work on maintaining existing relationships with our partners.
- We anticipate applying a portion of the funds toward government payors, including to develop grant applications for non-dilutive funding prospects. We anticipate using a portion of the funds toward government affairs, including engaging with state and federal policymakers.

Administrative $120,000

- We anticipate that our administrative expenses will increase as the Company continues to grow. The areas of administration include operating the business along with management of the company.
- We anticipate using most administrative expenses as a salary for our Chief Executive Officer and assisting the CEO with administration of the company.

INVESTOR PERKS

$100 - Social Media mention

$500 - Social Media mention & Company socks

$1,000 - Social Media, company merch, 2 free books of their choice and a sticker

$2,500 - Social Media, company merch, 4 free books, a sticker, a digital image

$5,000 - Social Media, company merch, 6 free books, a sticker, a digital image, digital cartoon of the investor

$10,000 - Social Media, company merch, 6 free books, a sticker, a digital image, digital cartoon of the investor, guest character in content

$25,000 - Social Media, company merch, 8 free books, a sticker, a digital image, digital cartoon of the investor, guest character in content, be involved in the decision of theme for a comic

$100,000+ - ALL of the above and credit as an Executive Producer of a standalone comic by Ad Astra Media, the topic will be of their choosing.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the last two years

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the last three years
Jose Morey	Founder & Chief Executive Officer	Responsibilities for leading Ad Astra Media's content creation, partnership development, growth, fundraising, and overall company strategy.

Founder and Chief Executive Officer
Dr. Jose Morey is a physician scientist from Caguas, Puerto Rico and considered the world's first intergalactic doctor. Throughout his career he has been fortunate to work with world's leading scientists in developing artificial intelligence, gene manipulation, synthetic biology for carbon capture technology, life expansion and creating the infrastructure for deep space colonization.

During his tenure, he often saw the greatest scientists and technologists ask if something can be done, but seldom if or why it should be. He has had the unique vantage point of often being the lone diverse voice at the table of technology as typically the only minority executive at the table. He is the CEO of Ad Astra Media, LLC. since 2019. He is Professor of Radiology and Medicine at Eastern Virginia Medical School since 2015, Adjunct Professor of Radiology at the University of Virginia since 2014 and Faculty of Medicine and AI at Singularity University since 2016.
- Fellowship, MSK Radiology, University of Pennsylvania 2013
- Residency, Radiology, NorthWell Health - Staten Island 2012

- Internship, Medicine, Johns Hopkins University 2008
- M.D., University of South Florida 2007
- B.S. Biology, Clearwater Christian College 2002
- B.S. Medical Science, Clearwater Christian College 2001

Publications:

Lakhani, P., Prater, A., Hutson, K., Andriole, K., Dreyer, K., Morey, J., Prevedello, L., Clark, T., Geis, R., Itri, J., Hawkins, M. (2018) Machine Learning in Radiology: Applications Beyond Medical Imaging. Journal of the American College of Radiology.

Panesar, S., Cagle, Y., Chander, D., Morey, J., Fernandez-Miranda, J., Kilot, M., (2019) Artificial Intelligence and the Future of Surgical Robotics. Annals of Surgery

Morey, J., Haney, N., Kim, W., (2019) Applications of AI Beyond Image Interpretation. Artificial Intelligence in Medical Imaging

Landry, K., Morey, J., Bharat, B., Haney, N., Panesar, S., (2020) Biofilms - Impacts on Human Health and Their Relevance to Space Travel. Microorganisms.

Haney, N., Urman, A., Waseem, T., Cagle, Y., Morey, J., (2020) AI's Role in Deep Space. Journal of Medical Artificial Intelligence.

Research Activity:

CEO of Ad Astra Media LLC - Organization focused on producing multilingual edutainment content to inspire youth and adults from underserved communities to enter the fields of STEM. Current collaborations with the Clinton Global Initiative, Univision, PBS, Alliance for Innovation and Eisenhower Foundation.

Dr. Morey co-chairs the HyperloopTT Innovation Team with Spencer Baldwin where they oversee the continuing development of inventions and intellectual property for the organization. In their role on the Innovation Team, Dr. Morey and Mr. Baldwin oversaw the production of ideas into patents, trade secrets, and other forms of research at the cutting edge of the underlying technologies.

Since 2018 Dr. Morey has been a part of the Forbes Technology Council where he directs thought leadership in emerging science and technology in high and low income markets. Some recent Forbes publications include "Healthcare AI Implementation For Emerging Markets: Lessons Learned From The U.S. And EU", "Latinas In STEM Lead The Way In The Fight Against Alzheimer's Disease" and "Silicon Island: The Future STEM Economy Of Puerto Rico"

Since 2020 Dr. Morey has been an Advisor to the UN World Food Program Innovation Accelerator where he advises the organization how to inspire youth and adults from low income markets to create solutions to solve world hunger.

Since 2018 Dr. Morey has served as a Mentor and Advisor to MIT Solve which is a global marketplace for social impact innovation and entrepreneurship. Dr. Morey has advised groups working on combating some of the most pressing challenges to under-resourced communities across the globe.

Indemnification

The Company's Operating Agreement provides for indemnification of the Company's Board of Managers to the extent allowed under the Virginia Limited Liability Company Act, Va. Code Ann. § 13.1-1000 et seq., as amended and in force from time to time. The indemnification rights are not exclusive of any other rights to which the Board of Managers may be entitled under the Operating Agreement. The Board of Managers is given authority upon approval of the members, to take such action as is necessary to carry out the indemnification provisions and may adopt resolutions or contracts implementing the indemnification arrangements as may be permitted y law. Indemnification may includes expenses such as attorney's fees and in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person.

Liability of Board of Managers

Pursuant to the Company's Operating Agreement, so long as the Board of Managers acts in good faith with respect to the conduct of the business and affairs of the Company, the Board of Managers and its members shall not be liable or accountable to the Company or to any Member, in damages or otherwise, for any error of judgment, for any mistake of fact or of law, or for any other act or thing that they may do or refrain from doing in connection with the business and affairs of the Company. There is an exception to the liability standard for willful misconduct, gross negligence, or breach of fiduciary duty, and further for breaches of contractual obligations or agreements between the Board of Managers and the Company.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities: n/a

Debt

The Company has the following debt outstanding:

Type of Debt	Name of Creditor	Amount Outstanding	Interest rate and payment schedule	Describe any collateral or security
Convertible Note	Community Impact Ventures	100,000	5%	N/A
Convertible Note	Satrajit Bose	10,000	5%	N/A

The Company issued two convertible notes in 2021 payable at maturity dates of June 7, 2023 and September 7, 2023 for $100,000 and $10,000 respectively. Interest accrued at a rate of 5% per annum is payable upon maturity of the note. The note may not be prepaid without written consent of the investor. The note and any accrued interest can be voluntarily converted into shares of preferred or common stock in the event of non-qualified financing. Automatic conversion will occur in the event of qualified financing.

Ownership

A majority of the Company is owned by one individual. Beneficial owners of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Jose Morey	Ownership share	100%

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred:

    (1) to the Company,

    (2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act,

    (3) as part of an IPO or

    (4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances.

"**Member of the family**" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father, daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

The Company was started as a partnership in 2019 by three members. During the year ending December 31, 2020, one member, Dr. Jose Morey bought out the others and the interests of the other two selling members transferred. The Company became a single member limited liability company upon the transfer of interest. The single member has contributed the capital for operations in exchange for cash for the equity interest in the company.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTION OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distribution from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Ad Astra Media, LLC ("the Company") is a limited liability company organized under the laws of the State of Virginia and domiciled in Virginia. The Company is a media company that creates inclusive STEAM books, videos, and programs to inspire the next generation of scientists.

Basis of Presentation

The companying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with dependence on key personnel, partnerships with other companies, reliance on intellectual properties, costs of services provided to third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "**Use of Proceeds**", which is an indispensable element of our business strategy.

The Offering proceeds will have a beneficial effect on our liquidity, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
The Company is not establishing a specific valuation for this offering. Instead, as described under "Securities Being Offered and Rights of the Securities of the Company," the Company will be selling SAFE Notes which include a discount to the per share price in a future offering of securities of the Company. Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc.

The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, copyrights, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Material Changes and Other Information
After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Previous Offerings of Securities
N/A

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering

IGNITE INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on Ignite Social Impact, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your SAFE. At that point, you will be an investor in the Company

Ignite Social Impact Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making the offerings under Regulation CF and unless the Company raises at least the target amount under the Regulation CF it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing.

To learn more about startup investment types, check out https://www.ignitesocialimpact.com/about/#Securities in the Ignite Social Impact website.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let Ignite Social Impact know by emailing info@ignitesocialimpact.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, Ignite Social Impact works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as:

(i)   quarterly net sales,

(ii)   quarterly change in cash and cash on hand,

(iii)   material updates on the business,

(iv)   fundraising updates (any plans for next round, current round status, etc.), and

(v)   any notable press and news.

How do I keep track of this Investment?

You can return to Ignite Social Impact at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?

Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

EXHIBIT A
FINANCIAL STATEMENTS

AD ASTRA MEDIA, LLC

FINANCIAL STATEMENTS

December 31, 2020 and 2019

CONTENTS

INDEPENDENT ACCOUNTANTS' REVIEW REPORT   1

FINANCIAL STATEMENTS

  Balance sheets   2
  Statements of income   3
  Statements of member's equity   4
  Statements of cash flows   5
  Notes to financial statements   6-13



Peter T. Ryan, CPA | Michael J. Wetmore, CPA | Traci L. Getz, CPA

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management
Ad Astra Media, LLC
Newport News, VA

We have reviewed the accompanying financial statements of Ad Astra Media, LLC (a single member LLC) which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, member's equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Ryan & Wetmore, PC

Bethesda MD
November 2, 2021

3 Bethesda Metro Center, Suite 320 | Bethesda, MD 20814 | Phone 301.585.0506 | Fax 301.585.4642
1950 Old Gallows Road, Suite 525 | Vienna, VA 22182 | Phone 703.288.4777 | Fax 703.288.3777
9099 Ridgefield Drive, Suite 107 | Frederick, MD 21701 | Phone 301.668.7860 | Fax 301.668.7863

www.ryanandwetmore.com

AD ASTRA MEDIA, LLC

BALANCE SHEETS
December 31, 2020 and 2019

ASSETS

		2020		2019
CURRENT ASSETS				
Cash and cash equivalents	$	10,744	$	2,304
Total current assets		10,744		2,304
OTHER ASSETS				
Pre-production costs, net		2,284		-
Total other assets		2,284		-
	$	13,028	$	2,304

LIABILITES AND MEMBER'S EQUITY

		2020		2019
CURRENT LIABILITES				
Accounts payable	$	102	$	-
Accrued expenses		-		750
Total current liabilities		102		750
MEMBER'S EQUITY		12,926		1,554
	$	13,028	$	2,304

The Notes to Financial Statements are an integral part of these statements.

AD ASTRA MEDIA, LLC

STATEMENTS OF INCOME
For the Years Ended December 31, 2020 and 2019

	2020	2019
Content revenue	$ 10,000	$ -
General and administrative expenses	14,628	3,446
Net loss	$ (4,628)	$ (3,446)

AD ASTRA MEDIA, LLC

STATEMENTS OF MEMBER'S EQUITY
For the Years Ended December 31, 2020 and 2019

Balance, January 1, 2019	$	-
Member contributions		5,000
Net loss		(3,446)
Balance, December 31, 2019	$	1,554
Balance, January 1, 2020	$	1,554
Member contributions		16,000
Net loss		(4,628)
Balance, December 31, 2020	$	12,926

The Notes to Financial Statements are an integral part of these statements.

AD ASTRA MEDIA, LLC

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2020 and 2019

Cash flows from operating activities		2020		2019
Net loss	$	(4,628)	$	(3,446)
Adjustments to reconcile net loss to net cash				
used in operating activities:				
Decrease (Increase) in:				
Pre-production costs		(2,284)		-
Increase (Decrease) in:				
Accounts payable		102		-
Accrued expenses		(750)		750
Net cash used in operating activities		(7,560)		(2,696)
Cash flows from financing activities				
Contributions		16,000		5,000
Net cash provided by financing activities		16,000		5,000
Net increase in cash		8,440		2,304
Cash and cash equivalents, beginning of year		2,304		-
Cash and cash equivalents, end of year	$	10,744	$	2,304

SEE INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

The Notes to Financial Statements are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

Note 1   Summary of significant accounting policies

Significant accounting policies are as follows:

Nature of operations

Ad Astra Media, LLC (the Company) is a media company started in 2019 under the laws of the Commonwealth of Virginia. The Company's business activities are focused on creating and sharing educational content, by way of books and television programs, to inspire children from underserved communities to study STEAM (science, technology, engineering, arts, math). The Company partners with other organizations to help share their content.

The Company operates as a limited liability company, whereby no member, manager, agent, or employee of the limited liability company shall be personally liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort, or otherwise, or for acts or omissions of any other member, manager, agent or employee of the Company, unless the individual has signed a specific personal guarantee.

Method of accounting

Assets, liabilities, income, and expenses are reported using the accrual basis of accounting, whereby income is recorded when sales are made, and expenses as incurred.

Use of estimates

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the prior periods presented have been reclassified to conform to the current period financial statement presentation. These reclassifications have no effect on previously reported net income.

Adoption of new accounting standard

Effective for the year ended December 31, 2019, the Company adopted FASB Accounting Standards Codification (ASC) Topic 606, *Revenue from Contracts with Customers,* using the modified retrospective basis applied to those contracts which were not completed as of December 31, 2019.

There was no cumulative effect of applying the new guidance, net of tax. Revenue recognized during the year ended December 31, 2019 had no change, net of tax, due to the adoption of the new standard.

Note 1   **Summary of significant accounting policies (continued)**

Revenue recognition

Revenue from the sale of products or services are measured based on the amount of consideration specified in a contract with a customer. Revenue is recognized as the performance obligations under the terms of the contract are satisfied which generally occurs with the transfer of control of the goods or services to the customer.

To determine the proper revenue recognition method for contracts, the Company evaluates whether two or more contracts should be combined and accounted for as one single contract and whether the combined or single contract should be accounted for as more than one performance obligation. This evaluation requires significant judgement and the decision to combine a group of contracts or separate a single contract into multiple performance obligations could change the amount of revenue and profit recorded in a given period. Contracts are considered to have a single performance obligation if the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts, which is mainly because the Company provides a significant service of integrating a complex set of tasks and components into a single project or capability. Contracts that cover multiple phases of the product lifecycle are typically considered to have multiple performance obligations even when they are part of a single contract.

For contracts with multiple performance obligations, the Company allocates the transaction price to each performance obligation using estimates of the selling price of each distinct good or service in the Contract.

The Company recognizes revenue from the sale of products at a point in time, which is typically upon shipment to the customer for physical goods and delivery of intellectual property or contract completion. The costs are expensed when shipped and included in cost of earned revenue.

Content revenue

Publishing
The Company's performance obligations as it relates to publishing are primarily book products delivered in print form which could include a single or multiple performance obligations based on the number of print books purchased.

Note 1   Summary of significant accounting policies (continued)

Television
Television programs and series are initially produced for broadcast networks, cable networks, first-run television syndication or OTT (over-the-top) services and may be subsequently licensed for international or domestic cable, syndicated television and OTT services, as well as sold in physical format and via electronic delivery. Revenues from the distribution of television programming through broadcast networks, cable networks, first-run syndication and OTT services are recognized when the programs or series are available to the licensee, except for consideration to be received from the exhibition of advertising, where the revenue is valued and recognized when the related advertisements are exhibited. In certain circumstances, pursuant to the terms of the applicable contractual arrangements, the availability dates granted to customers may precede the date the Company may bill the customers for these sales. Revenues from sales of television programming in physical format are recognized at the later of the delivery date or the date that the DVDs or Blu-ray Discs are made widely available for sale or rental by retailers based on gross sales less a provision for estimated returns, rebates and pricing allowances. Revenues from the licensing of television programs and series for electronic sell-through or video-on-demand are recognized when the product has been purchased by and made available to the consumer to either download or stream. Revenues from the distribution of television programming through OTT services are recognized when the television programs or series are available to the licensee.

Upfront
Upfront or guaranteed payments for the licensing of intellectual property are recognized as revenue when (i) an arrangement has been signed with a customer, (ii) the customer's right to use or otherwise exploit the intellectual property has commenced and there is no requirement for significant continued performance by the Company, (iii) licensing fees are either fixed or determinable and (iv) collectability of the fees is reasonably assured. In the event any significant continued performance is required in these arrangements, revenue is allocated to each applicable element and recognized when the related services are performed.

Sales returns

The allowance for sales returns is a significant estimate, which is based on historical rates of return and current market conditions. The provision for sales returns is reflected as a reduction to "Content revenue" in the statements of income for sales recognized as revenue and as a reduction to "Deferred revenue" in the balance sheet for sales which have not been recognized yet. Sales returns are charged against the reserve as products are returned to inventory.

Note 1   Summary of significant accounting policies (continued)

Cost of sales

Cost of sales include variable costs such as paper, printing and binding, certain transportation and freight costs related to our print products, as well as content related royalty expenses for print and digital products.

Due to the inherent subjectivity in the classification of costs between cost of sales and operating and administrative expense across the Company's industry, the Company does not focus on gross profit or gross margin as a key metric for the Company's business.

Cash and cash equivalents

The Company considers all highly liquid debt instruments with an original maturity of three months of less to be cash equivalents.

Contract receivables and allowance for doubtful accounts

The Company provides credit in the normal course of business to its customers and performs ongoing credit evaluations of those customers. Receivables are generally due thirty (30) days after billed. The Company considers allowances for doubtful accounts based on factors surrounding the credit risk of specific customers, historical trends, projection of trends and other information. Contract receivables are charged off against the allowance when, in the judgment of management, it is unlikely they will be collected. Doubtful accounts for the years ended December 31, 2020 and 2019 totaled $0 and $0, respectively.

Inventories, net

Inventories, consisting principally of books, are stated at the lower of cost or net realizable value and are valued using the first in first out (FIFO) method. The majority of inventories relate to finished goods. A significant estimate, the reserve for inventory obsolescence, is reflected in inventories, net. In determining this reserve, management's current assessment of the marketplace, industry trends and projected product demand as compared to the number of units currently on hand are considered.

Ad Astra Media, LLC

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

Note 1   Summary of significant accounting policies (continued)

Pre-production costs, net

Pre-production costs include the cost of developing content. Costs incurred prior to the publication date of a title or release date of a product represent activities associated with product development. These may be performed internally or outsourced to subject matter specialists and include, but are not limited to, editorial review and fact verification, graphic art design and layout and the process of conversion from print to digital media or within various formats of digital media. These costs are capitalized when the costs can be directly attributable to a project or title and the title is expected to generate probable future economic benefits. Capitalized costs are amortized upon publication of the title or release date of the product over its estimated useful life of up to five years, with a higher proportion of the amortization typically taken in the earlier years. Amortization expenses for pre-production costs are charged as a component of general and administration expenses. In evaluating recoverability, management's current assessment of the marketplace, industry trends and the projected success of programs are considered. General development costs not yet associated with a project or title that is considered commercially viable are expensed as incurred.

Pre-production related amortization expense for the years ended December 31, 2020 and 2019 are $0 and $0, respectively.

Property and equipment

Property and equipment is stated at cost. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. When property and equipment is retired, or otherwise disposed of, the cost and accumulated depreciation and amortization is removed from the accounts and any resulting gain or loss is included in the results of operations for the respective period. Depreciation and amortization expense is calculated by using the straight-line method for financial reporting purposes and accelerated cost recovery methods for tax purposes based on the estimated useful lives of the assets.

Depreciation and amortization expenses for the years ended December 31, 2020 and 2019 totaled $0 and $0, respectively.

Leases

Leases that meet certain criteria are classified as capital leases. Assets and liabilities are recorded at amounts equal to the fair value of the leased properties at the beginning of their respective lease terms. These assets are depreciated over their estimated useful lives.

Interest expense relating to the lease liabilities is recorded to effect constant rates of interest over the terms of the leases. Leases that do not meet such criteria are classified as operating leases and related rentals are charged to expenses as incurred.

Note 1   **Summary of significant accounting policies (continued)**

Start-up costs

Costs relating to the organization of the business are expensed as incurred. Start-up costs include equipment and materials, advertising, and marketing expenses. Total start-up costs for the years ended December 31, 2020 and 2019 are $1,895 and $1,946 respectively.

Advertising

Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 2020 and 2019 totaled $145 and $0 respectively.

Shipping and handling costs

All amounts billed to customers in a sales transaction for shipping and handling are classified as revenue. Shipping and handling costs are also a component of cost of sales. Revenues were recognized in the amount of $0 and $0 in shipping and handling costs for the years ended December 31, 2020 and 2019, respectively.

Income taxes

The Company is treated as a disregarded entity for federal income tax purposes. During 2020, the Company became a single member limited liability company, therefore, single member limited liability company rules are in effect for the year ended December 31, 2020. All tax effects of the Company's income or loss are passed through the member. Therefore, no provision or liability for federal income taxes is included in these financial statements. The change in entity type and membership interest is detailed in Note 7.

Subsequent events

In accordance with Financial Accounting Standards Board (FASB) Accounting Standard Codification 855, *Subsequent Events,* the Company evaluated subsequent events through November 2, 2021, the date these financial statements were available to be issued. With exception of those matters discussed in Note 11, there were no material subsequent events noted that required recognition or additional disclosure in these financial statements.

Note 2   **Concentration of credit risk**

The Company maintains cash and cash equivalents with major financial institutions. Cash is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 at each institution. Amounts in excess of the FDIC limits were $0 and $0 as of December 31, 2020 and 2019, respectively.

NOTES TO FINANCIAL STATEMENTS
December 31, 2020 and 2019

Note 3   Pre-production costs

Pre-production costs consisted of the following at December 31:

	2020		2019
Book composition costs	$ 2,284	$	-
Less accumulated amortization	-		-
Total	$ 2,284	$	-

Pre-production costs include $2,284 and $0 of work-in-process as of December 31, 2020 and 2019 respectively.

Note 4   Cash flow statement disclosure

During the years ended December 31, 2020 and 2019, the Company paid $0 and $0 for income taxes, respectively, and paid $0 and $0 for interest expense, respectively.

Note 5   Major customers

During the years ended December 31, 2020 and 2019, one customer comprised of 100% of the gross revenues. The loss of this customer would not significantly affect operations as it was an isolated transaction purposed for the production of a documentary. Revenues in subsequent years are expected to be generated through sales of publications.

Note 6   Royalty agreement

During the year ended December 31, 2020, the Company entered into a contract with a creative subcontractor. Per this agreement, the Company will pay the creative content provider 1% of all retail sales for reprints and/or reproductions of the original work produced by the subcontractor.

Note 7   Change in membership interest

The Company was started as a partnership in 2019 by three members. During the year ended December 31, 2020, one member bought out the others and the interests of the two selling members transferred. The Company became a single member limited liability company upon the transfer of interest.

Note 8 **Accounting for uncertainty in income taxes**

The Company has adopted the provisions of FASB ASC 740-10-50-15, *Accounting for Uncertainty in Income Taxes*. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense. No interest or penalties were recorded in the current year related to uncertain tax positions. The Company believes it does not have uncertain tax positions.

The Company has various open tax years subject to examination between 2019-2020. Currently, the Company is not under examination for income tax purposes by any taxing jurisdiction.

Note 9 **Recent accounting pronouncements**

In February 2016, the FASB issued Accounting Standards Update (ASU) 2016-02, *Leases*, to increase transparency and comparability of accounting for lease transactions. The new standard requires lessees to recognize lease assets and lease liabilities on their balance sheet for all leases with a lease term of greater than 12 months. Lessor accounting is largely unchanged. ASU 2016- 02 is effective for years beginning after December 15, 2021, for private companies, with early adoption permitted. The Company is assessing what effect the adoption of this standard may have on the financial statements as a whole.

Note 10 **Commitments and contingencies**

COVID-19

In December 2019, a novel strain of coronavirus, known as COVID-19, was reported in Wuhan, China and has since extensively impacted the global health and economic environment. In March 2020, the World Health Organization characterized COVID-19 as a pandemic, and the President declared the COVID-19 outbreak in the United States as a national emergency.

The COVID-19 pandemic remains a rapidly evolving situation. The extent of the impact of COVID-19 on the Company's business and financial results will depend on future developments, including the duration and spread of the outbreak within the markets in which the Company operates and the related impact on construction and development, all of which are highly uncertain.

Note 11 **Subsequent events**

Subsequent to December 31, 2020 but prior to November 2, 2021, the date these financial statements were available to be issues, the Company received financing in the form of two convertible note payables.

The convertible notes payable have maturity dates of June 7, 2023 and September 7, 2023. Interest accrued at a rate of 5% per annum is payable upon maturity of the note. The note may not be prepaid without the written consent of the investor. The note and any accrued interest can be voluntarily converted into shares of preferred or common stock in the event of non-qualified financing. Automatic conversion will occur in the event of qualified financing.

SEE INDEPENDENT ACCOUNTANTS' REVIEW REPORT.

EXHIBIT B
SUBSCRIPTION AGREEMENT

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

AD ASTRA MEDIA, LLC
SAFE (Simple Agreement for Future Equity)
Series 2021

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2021 SAFE holders, "**Investors**") of $[________] (the "**Purchase Amount**") on or about [Date of SAFE], Ad Astra Media, LLC, a Virginia limited liability company (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock, subject to the terms described below.

The "**Discount Rate**" is 80%.

See **Section 2** for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Discount Price.

In connection with the automatic conversion of this Safe into shares of Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; *provided,* that such documents (i) are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate

variations for the Safe Preferred Stock if applicable, and (ii) have customary exceptions to any drag-along applicable to the Investor, including (without limitation) limited representations, warranties, liability and indemnification obligations for the Investor.

(b) **Liquidity Event**. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, *provided* that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) **Dissolution Event**. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) below) to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

(d) **Liquidation Priority**. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

(i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);

(ii) On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and

(iii) Senior to payments for Common Stock.

The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other Safes and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

(e) **Termination**. This Safe will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this Safe) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of this Safe under Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, the "**Common Stock**" and the "**Preferred Stock**."

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Direct Listing**" means the Company's initial listing of its Common Stock (other than shares of Common Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors. For the avoidance of doubt, a Direct Listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services.

"**Discount Price**" means the lowest price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (**excluding** a Liquidity Event), whether voluntary or involuntary.

"**Dividend Amount**" means, with respect to any date on which the Company pays a dividend on its outstanding Common Stock, the amount of such dividend that is paid per share of Common Stock multiplied by (x) the Purchase Amount divided by (y) the Liquidity Price (treating the dividend date as a Liquidity Event solely for purposes of calculating such Liquidity Price).

"**Equity Financing**" means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation.

"**Initial Public Offering**" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to a registration statement filed under the Securities Act.

"**Liquidity Event**" means a Change of Control, a Direct Listing or an Initial Public Offering.

"**Liquidity Price**" means the price per share equal to the fair market value of the Common Stock at the time of the Liquidity Event, as determined by reference to the purchase price payable in connection with such Liquidity Event, multiplied by the Discount Rate.

"**Proceeds**" means cash and other assets (including without limitation stock consideration) that are proceeds from the Liquidity Event or the Dissolution Event, as applicable, and legally available for distribution.

"**Safe**" means an instrument containing a future right to shares of Capital Stock, similar in form and content to this instrument, purchased by investors for the purpose of funding the Company's business operations. References to "this Safe" mean this specific instrument.

"**Safe Preferred Stock**" means the shares of the series of Preferred Stock issued to the Investor in an Equity Financing, having the identical rights, privileges, preferences and restrictions as the shares of Standard Preferred Stock, other than with respect to: (i) the per share liquidation preference and the initial conversion price for purposes of price-based anti-dilution protection, which will equal the Discount Price; and (ii) the basis for any dividend rights, which will be based on the Discount Price.

"**Standard Preferred Stock**" means the shares of a series of Preferred Stock issued to the investors investing new money in the Company in connection with the initial closing of the Equity Financing.

3.   *Company Representations*

(a)   The Company is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this Safe is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company (subject to section 3(d)). This Safe constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To its knowledge, the Company is not in violation of (i) its current certificate of incorporation or bylaws, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material debt or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this Safe do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material debt or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien on any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this Safe, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of Capital Stock issuable pursuant to Section 1.

(e)   To its knowledge, the Company owns or possesses (or can obtain on commercially reasonable terms) sufficient legal rights to all patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, processes and other intellectual property rights necessary for its business as now conducted and as currently proposed to be conducted, without any conflict with, or infringement of the rights of, others.

4.   *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this Safe and to perform its obligations hereunder. This Safe constitutes valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor is an accredited investor as such term is defined in Rule 501 of Regulation D under the Securities Act, and acknowledges and agrees that if not an accredited investor at the time of an Equity Financing, the Company may void this Safe and return the Purchase Amount. The Investor has been advised that this Safe and the underlying securities have not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available. The Investor is purchasing this Safe and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor has such knowledge and experience in financial and business matters that the Investor is capable of evaluating the merits and risks of such investment, is able to incur a complete loss of such investment without impairing the Investor's financial condition and is able to bear the economic risk of such investment for an indefinite period of time.

5. *Miscellaneous*

(a) Any provision of this Safe may be amended, waived or modified by written consent of the Company and either (i) the Investor or (ii) the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), *provided that* with respect to clause (ii): (A) the Purchase Amount may not be amended, waived or modified in this manner, (B) the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and (C) such amendment, waiver or modification treats all such holders in the same manner. "**Majority-in-interest**" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

(b) Any notice required or permitted by this Safe will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(c) The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in Section 1. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.

(d) Neither this Safe nor the rights in this Safe are transferable or assignable, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this Safe and/or its rights may be assigned without the Company's consent by the Investor (i) to the Investor's estate, heirs, executors, administrators, guardians and/or successors in the event of Investor's death or disability, or (ii) to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this Safe in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(e) In the event any one or more of the provisions of this Safe is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the provisions of this Safe operate or would prospectively operate to invalidate this Safe, then and in any such event, such provision(s) only will be deemed null and void and will not affect any other provision of this Safe and the remaining provisions of this Safe will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(f)   All rights and obligations hereunder will be governed by the laws of the State of [Governing Law Jurisdiction], without regard to the conflicts of law provisions of such jurisdiction.

(g)   The parties acknowledge and agree that for United States federal and state income tax purposes this Safe is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Safe consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(Signature page follows)

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable g rounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

_____

Ad Astra Media, LLC
By Dr. Jose Morey

_____

(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the fol l owing persons in the capacities and on the dates indicated.

_____

(Signature)

_____

(Title)

_____

(Date)

EXHIBIT C:
BUSINESS PLAN

Ad Astra Business Plan



This Plan may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

Executive Summary

Ad Astra seeks to address the severe lack of diversity in S.T.E.M education and careers with the power of media, by providing younger generations with content that exposes and excites them about S.T.E.M. We also seek to highlight diverse role models for them to aspire to and expect to show an increased number of people pursuing these careers starting in as soon as 10 years. To do so, we collaborate with our partners to create educational and entertaining content that is available to underserved communities to reduce inequalities while increasing the number of students interested in S.T.E.M.

We produce bilingual media across platforms including print, digital, 2D/3D animation, live action, mobile and gaming distribution channels. To date we have created 12 children's books for ages 0-6 in Spanish, English and Dari, weekly comics with over 5K followers in Spanish and English, a documentary in collaboration with NASA astronaut

George Zamka and the Alliance for Innovation and a young adult book with Wiley publishing. We have also created educational modules in collaboration with The PAST Foundation and tested our content in workshops with over 130 children aged 5-7, which showed our content did change the perception of who could be a scientist.

To date we have 17 wholly owned IP brands and 5 co-produced brands. Future production schedule includes 4 new books every 2 months in our Good Night STEM series and weekly bilingual Intergalactic Academy comics. In Q4 2021, we plan to release our first non-fiction young adult book in collaboration with Wiley Publishing called LatinX Business Success and launch 2 new print series, one focused on ages 7-14 on environmental science and a new children's 0-6 DEI (Diversity, Equity, Inclusion). With the creation of the University of Texas Austin LatinX Pop Culture Lab we plan on creating a pipeline of content in collaboration with the lab of future graphic novels and children's books. We also have new projects in development with SpaceRacers and St. Jude Children's Hospital as well as the Smithsonian Institute Award Winning La Borinqueña and LionForge Animation.

We have created STEM content for The Clinton Global Initiative both in Spanish and English for their Too Small to Fail program which reached over 50,000 families 3x per week. To date our content has reached over 5 continents and over 3 million kids globally. We have production collaborations with SpaceRacers which wrapped up season 1 on Netflix and are finalizing distribution for future seasons. SpaceRaces toys were also launched into orbit on SpaceX Inspiration4 in partnership with St. Jude Children's Hospital and are now being auctioned to support that initiative with more to follow. We are in collaboration with LionForge animation for a ages 6-11 STEM series and with PBS WHRO on a ages 4-6 animation series for early childhood reading. We have also created the world's first LatinX Pop Culture Lab in partnership with Professor LatinX and the University of Texas Austin to help foster future creatives. We also partnered with the National Science Foundations Arecibo Observatory to release our latest books Good Night Little Astronomer and Buenas Noches Pequeña Astrónoma.

We have laid out a detailed business plan in the following pages, please send us your thoughts and feedback, we thank you for your interest in Ad Astra Media, LLC.

Our current goal is to raise $1.07 million by 03/15/21.

Contents

Executive Summary 87

Contents 89

1. Background 95
    1.1 Problem 95
        We have a science literacy crisis. 95
        STEM fields lack diversity 96
        Exclusion hurts everyone 96
    1.2 Solution 96
        We are a STEM company 96
        Bridging art and science 96
    1.3 What We Do 96

2. Company Overview 97
    2.1 Ownership 97
    2.2 Mission Statement 97
    2.3 Vision 97
    2.4 Purpose 97
    2.5 Approach 98

3. Our Business 98
    3.1 Our Products and Services 98
        Our Content 99
        Our Media 99
        Educational Research 100
        Our Focus 100
    3.2 Company Growth 100
        Growth Potential 100
        Growth Strategy 100
    3.3 Our Goals and Objectives 101
        Short Term Objectives - 2 years: 101
        Medium Term 3 - 9 years: 102
        Long Term - 10 years or more: 102
        Exit Strategy 102
    3.4 Our Business Model 102
        Revenue Model 102
        Licensing Model 103

Core Capabilities   103
Work for Hire   103
3.5 Revenue streams   103
Commercialization   103
Revenue Generation   103
Existing Streams   103
3.6 Product Pricing   104

4. Industry Analysis   104
4.1 Content Markets   104
The Edutainment Market   104
Edutainment Programming   105
Educational Content   105
Impact of COVID-19   106
Growth in Distance Learning   106
4.2 STEAM Media Content   106
Market Size   107
Market Opportunity   107
4.3 Target Customers   108
Building Relationships with our Customers   108
Representing our Customers   108
Audience Demographics   108
Bridging the Digital Divide   109

5. Strategic Plan   109
5.1 Competitive Market Analysis   110
Competitive Landscape   110
Direct Competition   110
Competitive Activities   111
Competitive Advantages   111
5.2 Value proposition   111
Narrative storytelling   112
Interactivity   112
Technology   113
5.3 Products and Services   113
Products: 113
Services: 114
Our Content   114

5.4 Operations Plan   114

     Location / Facility   114

     Manufacturing   115

     Supply, Distribution, and Inventory   115

     Back Office Operations / Overhead   115

     Operational Costs   115

6. Distribution   115

     6.1 Role of Collaboration in Distribution   116

     Distribution Channels   116

     Role of Content in Distribution   117

     Our Brand of Content   117

     6.2 Distribution Relationships   117

     Established Relationships   117

     Partnership Objectives   117

     Risk Diversification   118

     6.3 Publishing Platforms   118

     Amazon KDP   119

     IngramSPARK   119

     Webtoons   119

     6.4 Video Programming   120

     Multichannel Video Programming Distributor (MVPD)   120

     Streaming Services   120

7. Customer Engagement   121

     7.1 Ad Astra Media Website   121

     Web Metrics   121

     Content Distribution   122

     7.2 Social Media Relationships   123

     Facebook   123

     Instagram   123

     Twitter   124

     YouTube   124

     LinkedIn   124

     7.3 Advertising   124

     Awareness: 125

     Consideration: 125

     Decision: 125

Promotions: 125

Public Relations: 125

Brand strategy: 125

7.4 Brand Development 125

Brand Purpose: 125

Brand Vision: 125

Brand Values: 125

Personality: 126

Voice/Tone: 126

Photography: 126

7.5 Marketing 126

Alliances 126

Marketing Goals 126

Marketing Action Plan & Timeline 126

Marketing Budgets 126

7.6 Sales Strategies 127

Outlet: 127

Sales Goals: 127

Sales Action Plan & Timeline: 127

8. Risk / Mitigation 127

9. Management Team 128

9.1 Officers 128

9.2 Advisors 128

9.3 Staff 128

10. Financial Analysis 129

Financial Analysis Chart - FY20 and FY19 129

10.1 Fundraising Objectives 129

Current Fundraising Goal 130

Use of Proceeds 130

10.2 Financial Analysis - Cost structure 132

10.3 Sales and Revenue Streams 133

Our Books 133

Our Graphic Novels 134

Our Educational Modules 134

Production Costs 134

Interactive Digital Content 134

Market Penetration 135

10.4 Production Waterfalls 135

Good Night Little Series 136

Graphic Novel 137

Space Racers 137

STEAM Team 138

Abuela's Airship **Error! Bookmark not defined.**

A1. Content Development 140

A1.1 Project Pipeline 140

A1.2 Our Content 141

Abuela's Airship 141

Biome Protection Agency 141

Chopin in Space Children's Initiative Projects 141

Dr. Intergalactic and Professor LatinX 143

Good Night Little / Buenas Noches Pequeño Series 143

Intergalactic Academy 146

Pie&AI 147

Space Camp 147

Space Racers 148

The STEAM Team 148

Rolling Readers 149

Tic Toc and Dr. Intergalactic 150

Too Small to Fail / Pequeños y Valiosos 150

What are Tears for Momma 150

What Is Dance for Dada? 150

A2 - Key Partnerships 151

Abingdon Foundation 151

Alliance for Innovation / Chopin the Space Concert 151

Arecibo Observatory 152

AssiST'EM 152

ASU Infiniscope 152

Clinton Foundation 152

Dreyfous 153

Eisenhower Fellowships 153

Fundación el Árbol 153

Halospace 154

Latinx Pop Culture   154
MaaPaa   154
The Mentor Project   155
Moon Mark   155
National STEM Honor Society   155
Parenthood Ventures   155
The PAST Foundation   155
PBS Kids   156
Pie&AI   156
Seneca Family of Agencies   156
Someone Else's Child   156
Space Foundation   157
Space Hero   157
Space Racers   157
SciTech, ASU, & Univision   158
Warn Everyone! Comics   158
WHRO   158

1. Background

Ad Astra Media is a global multimedia company creating inclusive representations of characters and STEM-related content (science, technology, engineering, mathematics "STEM") with the objective of inspiring our next generation of thinkers to solve the biggest problems facing humanity. When we use STEM, we are discussing the standard educational focus on science, technology, engineering, and mathematics, whereas the term STEAM adds arts within the framework because we believe that we can bridge these disciplines with the arts by channeling learners' creativity and curiosity.


The Lack of Diversity in STEM
Less than 2% of engineering degrees between 1995-2014 were to African American females[2]
Not fair!
Less than 20% of the people who study STEM fields at the collegiate level are women[1]
Less than 7% of people who study physical sciences are minorities[1]
Less than 10% of STEM degrees handed out between 1995-2014 were to African Americans[2]
Source: 1. OnlineColleges.net; 2. nsf.gov
Confidential & Proprietary

1.1 Problem

<u>We have a science literacy crisis.</u>

Individuals throughout our country are not developing the tools they need to engage in critical thinking, to understand facts, and to determine how to solve problems. We as a country are not producing enough STEM (science, technology, engineering, and mathematics) undergraduates to match the demand for STEM professionals. Education within STEM is essential for our future, including global sustainability, health, security, and economic competitiveness. This deficiency in STEM could turn into a global challenge if we do not educate future thinkers in these ideas and methods.

STEM fields lack diversity

Within STEM, the workforce is disproportionately composed of white men. BIPOC (Black, Indigenous and People of Color) students are underrepresented in STEM and in depictions of STEM-related fields. The lack of access to STEAM education in minority communities--including access to the people, critical tools, and community--reduces entry of minority students into critical STEAM-related fields. This underrepresentation has led to a lack of capacity and diversity within the scientific community. On a systemic level, these perpetuated inequalities necessarily limit our capacity to solve problems. Without competency in these fields, we will continue to face a workforce gap while the lack of competency will further exacerbate the science literacy crisis.

Exclusion hurts everyone

Representation of the people engaging in STEM professions perpetuates exclusion from the workforce. Lack of inclusive representation prevents people in these communities from connecting with the scientific community while reducing the dissemination of knowledge. The lack of access to STEM programming and curriculums could reduce capacity for problem solving and further reinforce the low entry of minority students into these critical STEM (Science, Technology Engineering and Math)-related fields.

1.2 Solution

We are a STEM company

Our media products catalyze interest in STEM, with the ultimate goal of facilitating entry into technical and creative fields. We create edutainment products that recruit interest in problem solving approaches. Our media products cater to the education demands of children in underrepresented communities, including multilingual families and neurodiverse audiences, using media products that connect learners to concepts.

Bridging art and science

We depict diverse STEM settings and environments with inclusive characters who resemble our viewers. Our media products use narrative stories that relate to the struggles of our audience members. Our approach to creating multimedia properties stimulates learning and drives our viewers to engage with STEM concepts.

1.3 What We Do

Ad Astra transforms STEM learning by engaging with learners of all backgrounds. Our content engages with learners using carefully developed interactive content that immerses students into a problem-solving journey where they learn to navigate the set of digital tools and scientific paradigms that will channel their curiosity into the depths of outer space.

2. Company Overview

Ad Astra Media was founded by Dr. Jose Morey as a digital edutainment company that uses real-time, interactive production tools and engagement techniques to introduce STEM-related content to underserved communities.

2.1 Ownership

Our company is a limited liability company incorporated in the State of Virginia on *July 9th, 2019*. We anticipate converting from a limited liability company to a C-Corporation or a benefit corporation. While the Company expects to convert to into a corporation in the future, there can be no guarantee that such conversion will be carried out. We anticipate that a portion of the ownership of the Company will be.

2.2 Mission Statement

Our stories inspire the next generation of thinkers. Our mission is to enrich the lives of overlooked populations through increasing knowledge of STEM topic areas using programs and transmedia content that informs, educates and entertains at the highest level of quality. Ad Astra Media works for the public good and in accordance with the highest professional standards to diversify the STEM workforce globally.

2.3 Vision

Ultimately our goal is to increase and diversify the talent in STEM careers, and within the STEM industry. In doing this we feel that we can begin to restore and repair some of the damage caused by racism, through education, encouragement, and elevation of the status, careers, and earning potential of people from underserved and minority communities.

2.4 Purpose

Ad Astra Media's goal is to elevate underserved and minority communities to all fields of STEM which will help heal the damage caused by racism and bigotry in all forms. This will transform these communities by elevating the socioeconomic status of underserved communities. By raising our minority communities into the higher socioeconomic status that knowledge of or employment in STEM industries brings will help many associated commodities including digital divides, access to equitable healthcare, access to proper nutrition or access to equitable pre-K to 12 education.

2.5 Approach

Ad Astra will use a transmedia edutainment approach using streaming and short format content, books, comics, curriculums, and other formats to build real-world knowledge, and enthusiasm in STEM. Offering minority, female and other diverse role-models for students interested in or curious about STEM topics and education, ultimately holding their interest through knowledge building with the ultimate goal of creating a more diverse STEM industry workforce.

3. Our Business

We envision a future where our greatest minds are included in the global problem solving apparatus. We intend to inspire the next generation of thinkers with the characters and narrative storytelling from our media products. We are a STEM media company creating fictional and non-fictional stories for children ages 4-12. We are a development stage company in the State of Virginia. We collaborate with individuals and organizations across the country as well as outside of the United States to create works in edutainment.

3.1 Our Products and Services


Good Night Little Astronaut
Buenas Noches Pequeña Astronauta
شب بخیر فضانورد کوچک
Good Night Little Doctor
Buenas Noches Pequeño Doctor
شب بخیر داکتر کوچک
Good Night Little Astronomer
Buenas Noches Pequeña Astrónoma
شب بخیر ستاره شناس کوچک
Good Night Little Veterinarian
Buenas Noches Pequeño Veterinario
شب بخیر وترنر کوچک

Our Content


Good Night Little Astronomer
Bilingual Edition
To Infinity And BEYOND
BY
DR. INTERGALACTIC
Good Night Little Astronaut
Bilingual Edition
BY
DR. INTERGALACT
Good Night Little Doctor
Bilingual Edition
BY
DR. INTERGALACTIC

Our business model revolves around content creation sold directly to consumers (parents, teachers, school districts, students) and licensed to distributors (Netflix, Disney, HBO Max etc.), which forms the basis for our proprietary products. We sell our media products directly to consumers, to businesses, to government agencies, from business-to-consumer channels, and through our collaborations with producers of content. We have an “in-house” production team which produces programming for publication, broadcast, streaming, internet and other mediums. Our edutainment products depict the inclusive future we seek to inspire with diverse characters who engage with learners. Our growing library of content under our management allows us to develop stories for viewing on multiple relevant devices and platforms. We own the rights to the majority of our titles, which allows us to expand the reach of our content and characters across mediums.

Our Media

We are developing and licensing children’s edutainment products through a variety of media including books, comic, video, and interactive internet content. Our media products are predominantly intended to entertain and educate children between ages of 4 to 12 years old with a particular focus on depicting inclusive STEM environments, characters, and stories. Our media products are sometimes referred to as “edutainment” products in this document. Edutainment is a genre of children’s media products that serve to educate as well as entertain children. These materials include fiction and non-fiction with a focus on representation of diverse characters and inclusive delivery of concepts and content.

Educational Research

Informal STEM learning is an emerging field of education where parents and educators use informal tools and settings to teach children about STEM fields. The National Science Foundation's (NSF) Advancing Informal STEM Learning (AISL) program seeks to advance new approaches for STEM learning in informal environments. In the course of developing various media products, we collaborate with organizations and researchers who are interested in advancing many of these AISL goals and methodologies. Our partnerships enable us to begin development of a media project in tandem with evidence-based research related to informal STEM learning works and environments.

Our Focus

Our edutainment products focus on developing STEM interest through inclusive representation of concepts and characters. We bridge the gap between arts and sciences by connecting technical concepts with art to drive interest in complex subject matter. Our stories recruit the interest of learners by providing multiple means of representing information to the learner. Our stories are bi-lingual (including English and Spanish translations), and we intend to translate these stories into multiple languages for comprehensibility. Additionally, we seek to illustrate these concepts across multiple mediums for accessibility to individuals who have varying needs. As we continue developing our entertainment products, we will seek to make our products customizable in the display of information.

3.2 Company Growth

Growth Potential

Our current growth company growth rate has been fast. We have been scaling up in both staff and content generation. Ad Astra currently has 9 staff members, and a handful of contributors, interns, consultants, and volunteers. Our staffing goal is to double our staff to 18 full time staff once we achieve our $1 million fundraise. Our content growth goal is to build a flagship series that is picked up by a major network by 12/31/22. Other indicators of Ad Astra Media growth include our funds raised each year.

Growth Strategy

We will stay competitive by continuing to create content, create flagship brands, and increase our geographic distribution to: Latin America, EU, and Asia. Our flagship brands will include responsible and sustainable merchandise. Our hyperfocus on diversity, equity, and inclusion within STEAM Content will continue to differentiate us from our competition. We will use high and low tech media to connect to audiences across continents. Our content will continue to be bilingual and diverse, content will expand as our geographic reach expands.



SCHOOL
DISTRICTS REACHED
• Robeson County Schools (Lumberton Junior High School)
• Ohio (through the LatinX Pop Culture Labs)
• MaaPaa (located in Dallas Texas for single mothers)
• WHRO (Hampton Roads Region in Virginia)
• Norfolk Private School (The Williams School)
Ad Astra Media successfully generated revenue in its first year and are projected to bring in
10X that in our second year
PROJECTS IN DEVELOPMENT
2019–2020: 3
2020–2021: 17
Ad Astra Media has grown its partnerships from 6 in its formation in 2019 to
23 partnerships in 2021
Ad Astra Media, with our partnerships, have the opportunity to collectively reach up to
3 MILLION KIDS
5 CONTINENTS REACHED
Confidential & Proprietary

3.3 Our Goals and Objectives

We propose to use SMART Objectives - Specific, Measurable, Attainable, Relevant, and Time Limited to define success for our projects:

<u>Short Term Objectives - 2 years:</u>

- Increase social media engagement and measurement
  - Implement a measurement system for social media engagement through social media metrics and tools.
  - Increase number of likes and social media followers 20% annually
- Increase IP development
  - Develop an internal Innovation Team dedicated to IP development, licensing, patents, and trademarks.
- Develop strategic partnerships for content distribution
  - Sign three new strategic distribution partnerships annually.
- Continue to grow revenue from existing content
  - Increase viewership of actively broadcast programs 20% annually
  - Develop merchandise for actively broadcast programs, and sign one merchandise distributor annually.
- Seek out strategic brands for content partnerships
  - Sign three new strategic content partnerships annually.
- Develop flagship brands
  - Launch one flagship program annually

<u>Medium Term 3 - 9 years:</u>

- Increased content sales, licensing, distribution, and partnerships
    - Increase content sales 25% annually
    - Increase licensing of IP 20% annually
    - Increase distribution of content 10% annually
    - Increase the number of strategic distribution partnerships to four new partnerships annually.
    - Increase the number of strategic content partnerships to four new partnerships annually.
- Increase in STEAM participation for targeted audience
    - Measure percentage of underrepresented minority youth studying
    - Measure percentage of youth remaining in STEAM fields and
    - Measure percentage of youth pursuing STEAM baccalaureate degrees.
    - Monitor measurements and demographics around STEAM degree attainment, and STEAM industry employment.
- Continue strategic brand development of flagships brands
    - Launch two flagship programs annually.

<u>Long Term - 10 years or more:</u>

- Increase in percentage of minority representation in the fields of STEAM, and increased minority representation within the STEAM industry.
    - Continue to monitor measurements and demographics around STEAM degree attainment, and STEAM industry employment.
- Strategic M/A of established brands
    - Merge with or acquire one established brand
- Identify up and coming brands for M/A and JV
    - Identify twenty brands annually for M/A
    - Identify twenty Joint Ventures that we have discussions with annually.

<u>Exit Strategy</u>

The company creates character driven content within the edutainment space to teach STEAM concepts to diverse audiences. Eventually our business model will set Ad Astra Media up for eventual mergers and acquisition. Once we have achieved our Long Term goals, we would consider selling the company.

3.4 Our Business Model

<u>Revenue Model</u>

Revenue streams include: Direct Sales, licensing, consulting, production, writing, books, comics, educational content, educational modules and curriculums to school systems, merchandising

Licensing Model

The company is supported by licensable intellectual property in the form of copyrighted works, trademarkable properties, and character likenesses, which each contribute to a portfolio of properties for educational modules, character merchandising, and content licensing. The company intends to fulfill unmet demands within the edutainment markets for inclusive content for fictional and nonfictional properties geared toward teaching STEAM concepts to diverse audiences and delivered in multiple languages.

Core Capabilities

Tailored transmedia edutainment content for youth, minority, low-income, non-english speaking, LGBQT+, and female audiences. Our capabilities include: creative content generation, curriculum building, production, distribution, research, metrics, and consulting.

Work for Hire

Animation, illustration, writing and live action.

3.5 Revenue streams

Commercialization

Payors to our company are interested in STEM content, diversity, equity, and inclusion:
- Educators, libraries, school districts, universities, and government agencies;
- Networks, interest groups, scholarly researchers,
- Private industry, department stores, and
- Streaming services, broadcast networks (MVPD).
- Parents, relatives, and friends

Revenue Generation

Revenue generation will come from selling content to traditional and streaming services, providing adjunct educational content, advertising and sponsorships with technology companies. Other means of generating revenue include: a title sponsorship, the possible inclusion of advertisement into our content, content licensing, sales of merchandise, and the creation of a STEM based summer camp allowing children live hands-on learning.

Existing Streams

We have multiple existing income streams which include:

1) Direct to Consumer Sales - books (Goodnight Little Astronaut series)
2) Content Creation for 3rd Parties - AFI Chopin in Space
3) Joint Ventures of Existing Content - Infiniscope, SpaceRacers, MoonMark, SpaceHero

4) Integration into School Districts - Educational Modules based on our programming
5) Streaming content sales - Netflix, DisneyJr, PBSKids
6) Merchandising

3.6 Product Pricing

Product pricing is dependent on the type of media Ad Astra sells, the following shows a price range for a few typical media products:

- Books are priced between $10-20 dollars
- Graphic Novels ~$25-30
- 2D - $20K - $30K per minute
- 3D - $35K - 50K per minute
- Educational Modules $40 per student per semester, or $5 per student per week

Ad Astra Media currently relies primarily on contract labor to achieve this pricing, however our goal is to gradually bring on more staff to fill our in-house departments. Ad Astra licenses our content, characters, and our trade secrets to partners and licensees.

4. Industry Analysis

The international transmedia market is very large, estimates the global entertainment, training, and edutainment media market to be $7.3 Trillion dollars globally by 2025. We estimate our K-12 minority and female audience globally to be worth about $1.5 Trillion dollars by 2025. Our market penetration will be in the K-12 minority and female global audience, and we aim to achieve a 0.01% market share of $1.5 Trillion, which is $150 Million dollars annually.

4.1 Content Markets

We operate predominantly within the U.S. edutainment industry, which is a segment of the education industry and the entertainment industries. Our entry into the STEM industry is focused on producing transmedia properties that depict characters and situations related to these professions and concepts. We produce, acquire, and license original content including published works, educational programming, digital and interactive works, and livestreams. We offer translation services for established streaming education.

The Edutainment Market
Edutainment is a subset of the entertainment and education industries. We consider the edutainment media market to include subject matter related to education and entertainment. The edutainment market consists of both formal education and informal

childhood education. Formal education refers to the traditional education format at K-12 schools, which is provided tuition free for students in the United States. Informal education refers to experiential and content-based education delivered through books, online courses, interactive learning projects, multimedia, and offline learning projects.



Edutainment Programming

Edutainment programs combine elements of traditional education and mediated entertainment. The edutainment market is an emerging market within the education industry focused on merging elements of entertainment, including narrative storytelling, with the underlying objective of teaching concepts to the viewer. Edutainment programs can include interactive elements within a work that directly engages learners with concepts and ideas. Edutainment is a useful vehicle for enabling informal STEM learning, which can take place across designed settings and experiences outside of the formal classroom environment.

Educational Content

The childhood education market primarily refers to education provided to children between the ages of 4 and 12 years old. Formal education consists of materials created and produced as aids for teaching concepts to students through classroom-based education. The formal education market has migrated increasingly toward online channels as a predominant and supplementary medium for teaching concepts to students.

Impact of COVID-19

The global COVID-19 pandemic has made a substantial impact on the education market, including on student instruction and interactive engagement. The COVID-19 pandemic highlighted the extreme disparities in healthcare for Latino and African American populations. The current pandemic has resulted in disproportionate cases and deaths in People of Colors' communities. According to the New York Times, Latino and African-American residents of the U.S. have been three times as likely to become infected as their white neighbors, according to the new data, which provides detailed characteristics of 640,000 infections detected in nearly 1,000 U.S. counties. And Black and Latino people have been nearly twice as likely to die from the virus as white people, the data shows. Although Latino and African-American residents are more likely to get COVID-19 and have an increased death rate, the data shows that these residents are less likely to get vaccinated.

Growth in Distance Learning

Following the crisis surrounding the COVID-19 pandemic, public and private educational institutions have implemented numerous measures for pupils to engage in distance learning. The effects of the pandemic are likely to continue to necessitate some forms of digital and distance learning in tandem with in-person instruction. Adapting educational practices to include story-based learning at home allows students to continue their studies outside of the classroom and without the close supervision of an instructor.

4.2 STEAM Media Content

Educators and policymakers have identified STEAM as a high-importance field within the educational field and are studying the best ways of engaging learners to enter these fields. Narrative storytelling is a powerful tool to facilitate engagement with learners, forming a more individualized relationship to form between the content and the learner by allowing viewers to form relationships between characters and educational subject matter.

We intend to use proven techniques to inspire participation in problem-solving by empowering students to understand their own capacity for changing the future. Seeing characters who are modeling that behavior and who have qualities and characteristics that match the viewer. We anticipate that this representational approach to storytelling will change the learner's perception as to how problems are solved, who can fulfill these roles in society, and what a person looks like who performs these intellectual disciplines.

Market Size

The STEM media industry is growing, and we see a trend towards streaming media content, and on-demand media. We live in the age of binge-watching and Ad Astra Media intends to provide binge-worthy programming that is wholesome and educational while reinforcing good habits and practices. We anticipate that demand for these media products is not yet mature, as similar products often focus on entertainment as separate from education. As the edutainment market gains traction, along with its complementary markets and other constituent pieces within the market and supply chain, we anticipate that the demand for these products will mature while the outlets for purchasing and creating this specialized content will reflect the increase in distribution.

We estimate that the United States K-12 education market represents approximately $750 billion of total spending annually. Within this market, K-12 instructional materials represent approximately $11 billion of spending while the U.S. consumer book publishing market is approximately $16 billion per year according to the Association of American Publishers.

We estimate that the global video streaming market is ~$42.6 billion in 2019 and could register a CAGR of 20.4% over the next decade. Global video streaming market size could reach USD 184.3 billion by 2027. We estimate the global entertainment, training, and edutainment media market to be $7.3 Trillion dollars globally by 2025. We estimate the K-12 minority and female audience globally to be worth about $1.5 Trillion dollars by 2025.

Market Opportunity

We anticipate that the growth in the markets underlying edutainment will continue to grow as the need for professionals in STEM increases. These industries represent an opportunity for our niche media content for inclusive STEM edutainment. Our content includes materials that could be used in a formal and informal educational setting including modules for distance learning.

Our partnerships with nonprofit and for profit educational institutions will allow us to produce content intended for audiences within these distance learning programs. As our company builds out our portfolio of multilingual content offerings, our penetration within domestic and global markets will increase. We anticipate that demand will increase for our products and services as the need for STEM professionals increases and the usefulness of our products and services receive further validation.

4.3 Target Customers

Our media products and services are formulated to be attractive to underrepresented audiences, however we seek all people to use and be inspired to enter STEM fields of study and enter into STEM fields. The relevant intellectual property and content creation markets have components of established and emerging distribution channels, our customers may also be indirect or direct competitors. As a producer of content, we collaborate with creative talent to produce creative works that fill an unmet need in the market.

So while our target audience for our media products is children from underrepresented backgrounds, we plan to target customers within the following contexts:

- Business to consumer
- Business to business
- Business to business to consumer
- Business to government
- Business to business to government

Building Relationships with our Customers

Relationships are critical for learning, exchanging knowledge and learning while establishing foundational values and ethics. Digital media platforms alter the engagement dynamic between the viewer and creator, facilitating an active conversational exchange between performer and viewer. Entertainers of all ages are vying for the attention of younger viewers. Teens spend nearly three quarters (71%) of their video consumption time with new media platforms Netflix and YouTube, according to the 36th semi-annual Taking Stock With Teens survey from Piper Jaffray.

Representing our Customers

We seek to elevate groups that have historically underrepresented in the STEM industry and workforce to include ethnic minority/BIPOC communities, gender diversity, LGBTQ+, neurodiversity and individuals with disabilities. We also highlight the importance of majority groups seeing diverse representation in media to create allies in uplifting underrepresented individuals in these fields.

Audience Demographics

The target market for our media content is minority and underserved K-12 populations that speak both English and English as a second language. Our intended audience is for students ages 4 - 12+ who are interested in STEAM or enrolled in STEAM classes. The market for our children's attention is saturated with content that producers measure by hours and not by interpersonal engagement. 42% of parents say the TV is on "always" or "most of the time" in their home, whether anyone is watching or not.

<u>Bridging the Digital Divide</u>
Our content engages communities with content bridging the digital divide to educate through inspiration. We will combine traditional mediums like books and other print media in addition to technology that our customers are likely to have, including cell phones with SMS capabilities as well as smart phones. Underrepresented communities in the US tend to access the internet through smart devices at equal numbers to majority communities.

- A national parent survey found that 98 percent of homes with children have a mobile device such as a tablet or smartphone.
- 42 percent of young children have their own tablet device.

5. Strategic Plan

Our strategic plan relies heavily on the establishment of relationships. Establishing relationships with customers is key to enhancing the penetration of new products in the marketplace. Our content will be the primary tool to establish these strategic relationships. Developing our brand as a distinctive creator of high quality STEM content is critical to marketing our company to our customers. Our branding is essential for building our marketing and advertising relationships with current and potential customers and to drive sales. Distribution drives adoption, and within streaming and broadcast media, forming relationships between producers of content is key to gaining footing within the industry.

We anticipate that the company will seek to cultivate our relationship within established and emerging sales channels, including among distributors, publishers, streaming, and other mediums where we can tell our stories to our audience. We anticipate that we will refine relationships upstream among the concerned outlets within the market that will drive the underlying demand for the products and services. We anticipate that the drivers of demand in this market from the consumption side are namely, the parents and relatives of children, educators seeking to find innovative ways of inspiring learning, as well as the non-profit institutions and government researchers who perform the research and development underlying edutainment content production.

5.1 Competitive Market Analysis

The market that we are targeting is dynamic and not precisely defined as we are striving to create media products in areas that are currently unfulfilled. Our portfolio of works is diversified across mediums with children's books representing a majority of works in distribution. The markets for children's books, comics, educational products, and entertainment materials are highly competitive. Participants in various multimedia markets are focusing on facilitating interest in STEM within our targeted age range, but the market for inclusive representation of these professions and characters in STEM is still nascent. Many established purchasers or distributors of content understand the need for inclusive representation of characters, particularly in STEM fields, but not many companies are defined around fulfilling our objectives or providing specialized content.

Competitive Landscape

There is a clear deficiency in the representation of underrepresented communities and that underrepresentation contributes to the current participation within the STEM fields. The competitive landscape within STEM-related content varies based on quality and range of materials available, price, the medium of the work, distribution methods within the medium, the potential purchasers for the work, complementary markets, and the target consumer demographic. We have competitors in established brands along with competition in emerging content production.

Direct Competition

When thinking about our direct competition we view all as potential partners, payors, licensees, and potential established distribution platforms for Ad Astra content. Actual competitors include book, ebook, comic, graphic novel, online classroom module creators, video production companies, and streaming video producers. Because of the vertical integration of many of the market participants, many of our competitors are positioned as both producers and distributors in certain markets.

- Traditional Media Producers
- Netflix
- Nickelodeon
- Pixar/Disney
- CBS
- PBS
- NBC
- Univision
- Telemundo

Competitive Activities

Across education and within the government sphere, customers are seeking a shift in media representation to prompt interest among learners toward STEM fields. Educators and policymakers see the need for the shift in interest among the next generation of learners to obtain critical thinking skills to engage in problem solving. With a proliferation of digital content, parents are more critical of the things that their children are consuming. This unmet need for our customers is an opportunity in the industry to grow the library of STEM education media using curiosity and engagement strategies from media and entertainment.

Within content-based markets (particularly within educational content and STEM-related content), access to intellectual property or content for distributor's product offerings is critical to the success of their operations. As distribution of content grows internationally, and domestic demographics become more diverse, established brands are targeting these diverse youth audiences with their content. These brands require consistency across the brand portfolio, which enables less innovation in terms of the content provided to the target consumer. Our characters and stories meet an unmet need within our target markets among the underrepresented customers while providing the content for our distributors who are seeking to target those consumers.

Competitive Advantages

From the ground-up, we are building Ad Astra Media to model the inclusivity that our STEM professions are lacking. Our mission is to use stories to inspire change. We leverage our differences to tell distinct stories about STEM problems. Our identity is inclusion and our transmedia products reflect the critical goals we want to accomplish in the world. Another advantage is our deep experience in tech; We also serve on the Science and Entertainment exchange which is a platform created by the National Academy of Sciences to connect scientists to Hollywood to consult on media projects.

Our core brand identity shapes the content that we produce. Our main competitive advantage is our diverse team of creatives dedicated to telling stories of traditionally underrepresented communities. While established media brands and content distributors can tell stories that include diverse characters, we are uniquely positioned to craft stories about people from excluded communities because we value including them in our stories and storytelling process.

5.2 Value proposition

Ad Astra seeks to renew a faith in facts and reason and uplift underserved and minority communities by providing them with scientific role models in science, technology, engineering and math (STEM) to which they can aspire. Ad Astra is composed of individuals with experience at all levels of media (T.V. and commercial) production and extends into traditional television (Spanish and English networks) and leading streaming services and film studios.

Narrative storytelling

Our edutainment products transform education using informal teaching methods like narrative storytelling to depict characters and concepts. The objective is to use our media products to form a relationship between learners, the characters, and subject matter through the modeled approach to solving problems. We believe that STEM education requires a holistic approach in adapting storytelling toward critical thinking. Our narrative engagement tools demonstrate the interrelationship of STEM concepts to art and creative thinking. Our media products employ creativity and artistic expression to represent the concepts to learners. Our stories model critical skills in emotional reasoning and stress management to improve the foundation for entry into STEM fields while fostering a connection with the scientific community .

We plan to use children-oriented characters and products as a theme in our company website as we produce interactive content for direct delivery on the Ad Astra Media website. We have strategically partnered with nonprofits, content creators, and media companies to distribute digital media through established Internet channels.

Interactivity

We intend to develop interactive content that engages and immerses students into a problem-solving journey, learning to navigate the set of digital tools and scientific paradigms that channel their curiosity into the depths of discovery. Our edutainment products leverage the willingness of younger viewers to engage on emerging interactive platforms. The more interactive mediums, like streaming services and social media, allow the company to tailor content of the product.

Our media products actively engage the viewers on STEM concepts and ideas. The Company's digital products connect students with creative expression, while using character and narrative-driven content to reaffirm underlying scientific principles. Our content is created on media with the intent of reaching traditionally underrepresented communities like multilingual communities, female audiences, and minority student populations. Our products include confidence building messaging using "edutainment" for the specific audience through digital channels, SMS technology, social media, in-person events, and traditional media. Data has shown that creating informal education content tailored for underrepresented communities is an important resource to reach BIPOC and ESL communities.

Working with Univision and the Clinton Global Initiative, we created educational content for Spanish language speakers entitled "Too Small to Fail" and "Pequeños y Valiosos." The former reaches over 350,000 immigrant hispanic families across the country on a weekly basis with educational resources and content to help families with young children help them educate their child at home and find local resources to help the families. Additionally, they have developed culturally appropriate spanish and english STEM comics which reach over 400 families on a daily basis. We intend to continue developing interactive content to reach underrepresented communities with media used by members of these communities.

<u>Technology</u>

Technology is both medium for our creative expression and the core enablers for our entry into the markets via distribution. Technology tools enable independent producers of content to scale more rapidly, drive down administrative costs, and expand product offerings. Disruptive platforms are using data to drive adoption of products by targeting promotion of product offerings, usage tracking, and collect payments from consumers.

The medium of our stories allow us to tailor content to model critical thinking and inquisitive engagement. Numerous studies in informal STEM education have found that these emerging mediums can broaden participation in these fields by engaging learners in authentic learning experiences. As a non-incumbent in this industry, we can test multiple avenues of entry into markets by adopting and adapting these emerging pieces of technology to enhance our creative expression and reinforce our business model.

Application of blockchain to artistic content is enabling streamlined protection of intellectual property rights while bolstering sales. Development of the non-fungible token ("NFT") market enables new ways of extending artist reach to consumers and the emergence of new business models in content production. We have evaluated the opportunity for using NFT platforms to list and sell NFTs of our works. This year we listed and sold some of our visual works associated with the Good Night Little series on Rarible. We anticipate further engagement in this emerging digital space as we continue to generate creative works.

5.3 Products and Services

Our transmedia products and our services offered include the following:

<u>Products:</u>
Books, Videos, Comics, Curriculums, Cartoons, 3-D Animation, Multimedia, Screenplays, Music and Lyrics, Game Shows, Pilots, Plays, Series, Sketches, Trailers, Commercials, Concepts, and Documentaries

<u>Services:</u>
Script Writing, Production, Project Management, Platform Consulting, Cross-platform integration, STEAM Research, translation services, KPI analysis, brainstorming, facilitation, curriculum development, STEAM curriculum implementation, Quantitative curriculum evaluation, and much more.

<u>Our Content</u>
For more details related to the above projects and series see Appendix A1 below. Below is a list of our content both developed and in-development:

Content Title	Content Type	Production Stage
Abuela's Airship	Video	Preproduction
Ad Astra Media Website	Interactive	Ongoing
Biome Protection Agency	Book	Preproduction
Buenas Noches Pequeña Astronauta	Book	Distribution
Buenas Noches Pequeña Aviadora	Book	Preproduction
Buenas Noches Pequeño Doctor	Book	Distribution
Buenas Noches Pequeño Veterinario	Book	Distribution
Chopin In Space: Children's Initiative Project	Multimedia	Distribution
Cosmonut: Featuring Dr. Intergalactic	Interactive	Distribution
Good Night Little Astronaut	Book	Distribution
Good Night Little Aviator	Book	Preproduction
Good Night Little Epidemiologist	Book	Preproduction
Good Night Little Veterinarian	Book	Distribution
Goodnight Little Dr.	Book	Distribution
Intergalactic Academy	Comic	Weekly Distribution
Learning with Leo	Video	Development
Neopets	Video	Distribution
Rolling Readers	Video	Preproduction
Space Camp	Video	Development
Space Racers	Video	Distribution
The STEAM Team	Comic	Ongoing
What Are Tears for, Mama?	Book	Preproduction
What Is Dance for, Dada?	Book	Development

5.4 Operations Plan

<u>Location / Facility</u>
Ad Astra Media currently operates virtually in a distributed format with staff located around the US working remotely, however the company is headquartered in Newport News, VA with a few staff members and our CEO located in Virginia. Our transmedia projects will typically be produced with our partners throughout the US and in the EU. Our

IP will be stored in Virginia and eventually Ad Astra will lease studios and production facilities in Virginia or elsewhere as projects are won and contracts are signed. Equipment will be typical office machines and higher power computers for production, animation, and editing. Servers will also reside onsite.

Manufacturing

Manufacturing of merchandise will be outsourced to specialty companies, Ad Astra merchandise will not include single use plastics, and we will design our merchandise products to use sustainable, reusable, recyclable, or biodegradable materials.

Supply, Distribution, and Inventory

Our IP will be stored in secured servers onsite at our current headquarters, and eventually at our production facilities. Distribution will occur through Licensed Partners, or through Ad Astra Media.

Back Office Operations / Overhead

Administration, accounting, technical support, and customer service personnel may be brought on as contractors or as full-time employees as AAM projects, licenses, and revenue increase. Staff numbers are currently at 9 people serving in full-time, part-time, or contributor roles.

Operational Costs

The AAM Operational Plan is detailed in Section 21 Financial Analysis. AAM is looking to raise $1M by the end of 2021 to fund operations in 2022.

6. Distribution

For our content-based media products along with merchandising, distribution of these works and products will be essential for gaining traction within the industry. Establishing relationships among these distributors and our company will be key to driving adoption of our products and services. We have memorandums of understanding with digital animation studios supported by the Space Foundation and who have worked with Disney and Pixar.

Our company embodies those who we are trying to reach. No other company is as strategically placed between DEI (Diversity, Equity, and Inclusion), STEM, and media to create diverse content that inspires kids from underserved communities to enter STEM. We have decades of experience in tech and media to create unique content that is engaging and culturally specific. We also have the ability to experiment with collaboration

among established players in the markets, including emerging content production mediums.

6.1 Role of Collaboration in Distribution

Distribution platforms drive adoption of content and practices among the participants. We have been using and will continue to use a multi-channel approach to engage with customers and partners. We do this through direct to consumer, social media, 3rd party distributors and partner networks. We currently have print and digital offerings in distribution through all major US eCommerce and brick and mortar retail.

<u>Distribution Channels</u>

Our key distribution channels are based on the medium of distribution, including:

- Publishers for books, graphic novels, and magazines;
- eCommerce and ePublishing websites;
- Education providers and government agencies;
- Manufacturing and sales intermediaries; and
- Multivideo Program Distributors (MVPD) and streaming services.



THE POWER OF
YOUTH MEDIA
Youth media programs positively influence young people to consume, analyze and critique news media. It also enables them to express themselves through media and address the many issues facing them and their communities. This empowers a new generation of civically engaged young people who are equipped to navigate the growing world of digital media with critical eye
1 in 4
ALWAYS SEEKS OUTSIDE SOURCES TO VALIDATE INFORMATION IN NEWS.
80% OF YOUTH MEDIA PROGRAM PARTICIPANTS CONSUME SOME FORM OF NEWS AT LEAST 4 DAYS OUT OF THE WEEK.
METHODS OF ACCESS
60.5%
TELEVISION/RADIO
65.0%
INTERNET/CELL PHONE
77.5%
SOCIAL MEDIA
"Before the youth media program, media was a window to the outside world: it told me things I didn't know. Now, I know media and the story depends on who's telling it."
YOUTH MEDIA PROGRAMS INFLUENCED ALUMNI'S ABILITY TO:
76.4%
UNDERSTAND ISSUES FACING THEIR COMMUNITY
72.0%
UNDERSTAND ISSUES FACING SOCIETY
57.9%
ADDRESS ISSUES THAT AFFECT THEM PERSONALLY
ALUMNI REPORTED A MARKED INCREASE IN CRITICAL THINKING AND PRESENTATION SKILLS AS A RESULT OF YOUTH MEDIA PROGRAMS.
79.9%
72.4%
70.6%
65.0%
63.9%
53.3%
@cyvn
Confidential & Proprietary

Financial sustainability will primarily come from content licensing to traditional and streaming services, providing adjunct educational content, merchandising, advertising

and sponsorships with technology companies. We envision early support from non-dilutive grants supporting minority education initiatives as well.

Role of Content in Distribution

Developing relationships among talent within the creative industry is vital to the success of our strategic plan. Vertical integration of distribution and content production among incumbents in the entertainment industry necessitates a dynamic relationship between content production and distribution. Having access to or producing high quality content enables this relationship.

Our Brand of Content

These works are published under our Dr. Intergalactic brand. Our digital works include an ongoing comic series created and distributed across our website. For licensing arrangements, branding and marketing are important objectives for the maximizing value of the licensed programming. We intend to continue to seek new licensees for merchandising on our brands internationally. Publication of our book series is anticipated to be through established brick-and-mortar retailers and eCommerce platforms, which has a high margin for publication of these works.

6.2 Distribution Relationships

We have partnered with leading academic groups to help infuse education and build education modules with our content to be able to achieve our transmedia goals and impact kids from pre-K to career.

Established Relationships

For a comprehensive discussion of our partnerships and collaborations, see the attached Appendix A2, Key Partnerships. We collaborate with creators who have produced streaming content that is and has been streaming on major platforms like Netflix. We will continue to seek entry into the streaming markets with our content while working with larger production and distribution partners.

Partnership Objectives

We have formed numerous relationships within education, nonprofits, multimedia, and other service providers with the key goal of refining the products and services that we can provide to our customers. Our competitive advantage comes through our strategic partnerships from the private and public sectors both nationally and internationally. Gaining adoption of our content among facilitators of education will aid in continuing our work in understanding the impact that representation has on our learners in cultivating interest in STEM.

Risk Diversification

We plan to diversify our risks for our publications and programs by creating numerous series across genres and mediums. Diverse media content portfolios decrease the volatility for a company by increasing the number of revenue streams from which they receive financial remuneration. We partner with companies with existing media products as well as creating our own stories in various genres. By developing a mix of media projects across genres, we intend to insulate our operations from some of the unpredictable market forces. This includes projects within fictional and nonfictional narrative storytelling, along with classroom modules, and other projects.

We anticipate pursuing development opportunities that provide revenue at various stages of the production process, which will provide more predictability and stability for operations. Our partnerships with other companies in the creative industry allow us to diversify our role within the production process while reducing the operational risk for individual projects. We anticipate projects that provide revenue from sales, royalties on the back end, licensing opportunities, upfront development payments, and non-dilutive funds such as grant revenue.

We anticipate that we will pursue government funded research opportunities that incorporate some of our objectives for STEM representation. Emerging entertainment fields present numerous opportunities within Advanced Informal STEM Learning (AISL) but also present various financial and operational risks over the course of the project. These projects tend to require a more iterative development process between the scientists and the creative talent. Development of AISL programming requires an understanding of childhood development as well as the pedagogical objectives within the demographic age range. These understandings are most helpful for the educational efficacy of the work at the content development phase with subsequent phases of distribution including specific pedagogical methods for engaging students on and off screen.

6.3 Publishing Platforms

We have already gained traction with the largest retailers and streaming and eCommerce enterprises throughout the US and we will continue to leverage these partnerships and channels for future growth. Direct to consumer sales have also been successful with increasing partnerships to expand our reach. We are already distributing content in all major brick and mortar facilities throughout the US including Walmart, Target and Barnes and Nobles and through the largest eCommerce in the US via Amazon.

Amazon KDP

We self publish our STEM Good Night Series using [Amazon Kindle Direct Publishing (KDP)](). Through the help of this third party company, we are able to make our books available to anyone in the world! With being the most popular online store and having nearly 147 million Prime subscribers in the United States alone, Amazon has been a successful platform for our children's bedtime stories. The Amazon KDP royalty rates vary depending on whether the work is print or electronic distribution.

The standard distribution royalty rate is 60%, and the expanded distribution royalty rate is 40%. The royalty calculation terms state that the royalty rate for sales through standard distribution channels: (60% Royalty Rate x List Price) – Printing Costs = Royalty. For sales through Expanded Distribution channels: (40% Royalty Rate x List Price) – Printing Costs = Royalty.

The digital pricing on Amazon KDP includes two royalty options: 35% Royalty Option and 70% Royalty Option. The 35% royalty option is that standard, and is calculated: 35% Royalty Rate x (List Price – applicable VAT) = Royalty. The 70% Royalty Option is available in select sales territories, and where it is not available, the standard royalty rate applies. The 70% royalty is calculated: 70% Royalty Rate x (List Price – applicable VAT - Delivery Costs) = Royalty.

IngramSPARK

Ad Astra Media also self publishes our STEM Good Night Series using IngramSPARK. A simple platform allowing us to make our books available to major companies, small bookstores, libraries and schools! We have recently seen that our books have come through online stores for [Walmart](), [Target](), [Barnes and Noble]() and more! With over 40,000 global partners, Ad Astra is excited to see where the Good Night series will show up next!

Webtoons

We deliver some of our content directly through our website as well as on Webtoon, which is a popular free online platform for creator-owned content, which includes a website and app. Webtoon is a diverse community of creatives, illustrators, artists, writers, and fans operated by Webtoon Entertainment Inc. Webtoon values inclusivity and authenticity while striving to provide a safe and welcoming space for its users and content creators. Participation in the Webtoon CANVAS self-publishing platform allows us to publish our own comics while maintaining ownership over our works. Webtoons operates the Webtoon Ad Revenue Sharing Program which enables members to participate in its revenue stream sharing program by placing advertising in the content published on its service.

6.4 Video Programming

We are in active talks with the national streaming services and animation studios for co-production of 2D and 3D content. These will be multilingual and could be described as a STEAM based Mr. Rogers. Each episode will cover a different topic of STEM and will target children from minority and underserved communities from ages 5-12 to educate and inspire them to go into the fields of STEM.

Multichannel Video Programming Distributor (MVPD)

Privileged access to networks of creatives and content distributors. Our work with nationally recognized educational foundations helps reach educators and inform them of our content and curriculums that are used within and outside the classroom. We have already found success through the above channels with ongoing animation developments with PBSKids and a signed distribution agreement with WHRO covering Eastern Virginia and Northern North Carolina. We have reached over 6 million kids on 5 continents through our partnerships.







Confidential & Proprietary

Streaming Services

Streaming services and multichannel video programming distributors (MVPDs) require content to attract new customers and to retain current customers. Our partnerships have also been delivering content through the largest streaming service worldwide via Netflix. There are numerous emerging streaming services that are attempting to gain traction within the streaming environment. We will leverage our key strategic relationships with global non-profits and leading academic centers to continue to reach a growing number of educators to increase market visibility in the US, LATAM and beyond.

7. Customer Engagement

We are developing our sales, marketing, advertising, and business development practices to reach more customers through direct and indirect engagement. Our customers will interact with our content primarily through 3rd parties whether it be Amazon, Netflix, PBSKids or other. We will however build on our IP to create a transmedia universe for each piece of content that will have many touchpoints. Our touch points will be primarily through online distribution. Third party distribution will often be the initial introduction to our clients but they will then be able to seek out additional content directly through us and other media platforms including web, print, mobile and SMS.

7.1 Ad Astra Media Website

The Ad Astra Media website is a key property in delivering our works and in engaging with our audience. Our website is often the first point of contact with our learners where we communicate new and ongoing projects within our company and describe our mission within STEM. Our website allows us to share some of the discussions involving technology issues and policy while stoking readers' curiosity.

<u>Web Metrics</u>
We did not measure website views in 2020 and began reviewing metrics for the page in 2021. Since we began measuring user metrics for Ad Astra Media site visitors, we have seen the website steadily generating interest from unique site views over the measured period. We anticipate that we can continue to generate interest from unique site views by increasing the amount of content available for viewing by visitors as well as generating



Over the last year we have had nearly 5,000 sessions from around 3,600 viewers. Additionally, we have had 11,600 site views with around 10% of our visitors returning to the website.



<u>Content Distribution</u>

Our website serves as a sales and marketing channel to communicate our brand and values to our targeted consumers and partners as well as a means of displaying videos, illustrations, and publications to our audience. As we continue developing our brands and media products, the website will be a portal to more interactive digital content and discussions that will provide depth to the programs.

7.2 Social Media Relationships

Social media is an essential storytelling device for a company that tells stories. Our presence on social media enables us to directly engage with many of the members of our targeted audience while tailoring social media content on a more personalized level. We maintain a presence across numerous platforms including Facebook, Instagram, Youtube and Twitter to tailor our engagement method with our targeted audience.

Each social media platform has specific benefits for selecting audiences for engagement. As we develop our product offering and demographic profile for our audiences, these selective engagement systems will enable us to target narrower sets of the population who may be interested in particular media products. These tools can be helpful in focusing business-to-consumer sales by identifying receptive audiences, building brand awareness for our company and content, and directly delivering content across the platform.

Facebook
On our Facebook account, we share a mix of video and textual content to engage with communities interested in our company and its products. As a more personalized platform, facebook enables us to share stories about the people who build our company along with its products and brands. The visual newsfeed formal allows us to show some of the events that we participate in on a regular basis. We also use our newsfeed as a means of showing off content from our recently created stories, sharing some of our new products, and to demonstrate some of the developments within our business and its established partnerships. As we increase our marketing efforts to reach consumers, Facebook will allow us to reach targeted audiences.

Instagram
On our Instagram page we are further developing our Dr. Intergalactic brand, whose likeness is based on our founder Dr. Jose Morey. Many of our viewers are familiar with these social media platforms and respond more favorably to this sort of digital engagement. The Instagram feed highlights some of the works and characters that we have been creating while informally introducing our followers to members of our team. Instagram also allows the posting of live events, which enables our viewers to watch segments from in-person events. The platform also allows us to highlight progress that

the company has made in partnering with other organizations, in releasing new works, and in broader conversations of interest to parents and relatives.

Twitter

We use our social media account on Twitter to refine and develop the Doctor Intergalactic brand to promote our works including Intergalactic Academy. As part of our marketing strategy, Twitter and facebook memes allow us to use the informal aspects of the engagement platform to appeal to users of the social network. Twitter's platform also enables us to pair our engagement on the platform with our partners in generating the content so that when our works are available to view on the Webtoons system, we can retweet announcements from our partners.

YouTube

We offer some of our video content through YouTube. These videos speak directly to viewers about subjects within STEM tending to involve more technical aspects of the subject matter, including space, artificial intelligence, medical sciences, healthcare, as well as children's education. We also use the platform to provide video announcements of our projects and show off some of the projects that we are working on. We use the platform to host one of our regular programs, Pie & AI, which is a longer discussion of artificial intelligence with people involved in the industry. YouTube has enabled us to monetize some of these activities and broaden the stakeholders interested in our company.

LinkedIn

We use the LinkedIn platform to describe some of the strategic initiatives that we're working on while generating interest in our products. LinkedIn also allows us to target audiences who are interested in learning about the business side of our company to understand how they can collaborate with us. As a more formal platform, LinkedIn enables our company to identify partnership opportunities with companies and individuals who share our mission and values. LinkedIn also provides us with an opportunity to talk about the people in our organization, including the things they have created and how they have contributed to our company's success.

7.3 Advertising

Within the content-based market, our content is a driver for advertising and the subject of advertising campaigns.

Awareness:
Driven by awareness-based advertising tactics such as interest-based targeting, demographic targeting, and targeted content (content that is engineered to help people interact and engage with our brand).

Consideration:
Driven through landing pages and ecommerce. Analyzing user behavior on landing pages and online stores. Nurturing users through email blasts with creative content and remarketing.

Decision:
The user has made the decision to buy. Continue engaging with users even after purchase.

Promotions:
Paid ads, boosted social media posts, book markup, social media giveaways, other competitions, etc.

Public Relations:
Creating networks with schools, organizations, partnerships, bookstores, and parents through in-person events and outreach.

Brand strategy:
Creating a brand designed around our target audience. Providing educational content and a diverse set of role models to underserved communities.

7.4 Brand Development

Brand Purpose:
providing educational content and a diverse set of role models to underrepresented communities and minority groups.

Brand Vision:
Bring more diversity to STEM fields

Brand Values:
We believe in inclusivity, that no matter a person's national origin, race, color, religion, disability, sex/gender identity and familial status they have the possibility and opportunity to join the STEM community.

Personality:

We aim to be inclusive and open to everyone. Our content is welcoming to inspire and motivate our audience to participate in our goal of encouraging our next STEM leaders.

Voice/Tone:

Currently using first person when speaking about our brand. Along with using Spanish and English.

Photography:

Light and airy - with a mix of original images with stock images - Preferably using our personal photographer for consistency and original content.

7.5 Marketing

Alliances

Dreyfous, Warn Everyone! Comics, Abingdon foundation, Tipping PointMedia Productions, Space Foundation, Arecibo observatory, Alliance for Innovation, the PAST Foundation and more.

Marketing Goals

To promote diversity, equity and inclusion in and around STEM careers. To have our educational and creative materials readily available for teachers, parents and children to have hands-on STEM knowledge. To provide representation of diverse STEM role models and content to children to let them know their opportunities and possibilities in STEM career fields.

Marketing Action Plan & Timeline

2-3 Years: Build Awareness. Continue outreach

3-4 Years: Increase Sales

Estimated 5-6 Years: See a rise of minority representation in STEM

Marketing Budgets

Google Search Campaign: $150/month minimum. Continuous.

Google Remarketing Campaign: $150/month minimum. Continuous.

Facebook Ad Campaigns. Three books in English. $150/month minimum. Three months minimum.

Facebook Ad Campaigns. Three books in Spanish. $150/month minimum. Three months minimum.

Advertising Budget: $1,200/month - after 3 months, increasing to $2,000/month

7.6 Sales Strategies

<u>Outlet:</u>
Ecommerce and in person sales

<u>Sales Goals:</u>
Creating new content available for purchase.

<u>Sales Action Plan & Timeline:</u>
Increase sales 25% per quarter for the next 2-3 quarters. Increase by 50% after 4-5 quarters. Increase 100%.

8. Risk / Mitigation

Set forth below and elsewhere in this Business Plan and on Form C and in other documents that the Company files with the SEC are risks that should be considered in evaluating the Company's crowd notes, as well as risks and uncertainties that could cause the actual future results of the Company to differ from those expressed or implied in the forward-looking statements contained in this Business Plan, Form C and in other public statements the Company makes. Additionally, because of the following risks and uncertainties, as well as other variables affecting the Company's operating results, the Company's past financial performance should not be considered an indicator of future performance, particularly in the context of the current COVID-19 pandemic.

9. Management Team



Jose Morey, M.D.
Chief Executive Officer
Lauren Kidd
Chief of Creative Operations
Erika Jackson
Chief Marketing Officer
Lanie Garcia
Digital Marketing Strategist
ADVISORS
Carolyn Lyons
Frederick Aldama
JJ Snow
Adnaan Wasey
Spencer Baldwin
Pedro David Espinoza
Candice Smith
INVESTOR
Michael Christian
WRITERS
Megan Gonzalez
Alyssa Harden
Jas Thomas
Kristy Thomas
ANIMATORS
Shelby Brown
PRODUCERS
Christian Torres-Rossi
Daniel Godoy
TRIBECA FILM FESTIVAL
SOLVE
SXSW
BBC NEWS
HBO
PBS
tippingpoint
SOMEONE ELSE'S CHILD
Confidential & Proprietary

9.1 Officers

Jose Morey, Chief Executive Officer
Lauren Kidd, Chief of Creative Operations
Erika Jackson, Chief Marketing Officer
Lanie Garcia, Digital Marketing Strategist

9.2 Advisors

Adnaan Wasey - Advisor
Carolyn Lyons - Advisor
Frederick Aldama - Advisor
JJ Snow - Advisor
Pedro Espinoz - Advisor
Candice Smith - Advisor

9.3 Staff

Alyssa Harden - Writer and Advisor
Christian Torres-Rossi - Production Advisor
Daniel Godoy - Production Advisor
Megan Gonzalez - Head Writer

128

Shelby Brown - Head of Illustration
Spencer Baldwin - Director of IP and Innovation
Will Kerns - Government and Business Development

10. Financial Analysis

Projecting the commercial potential for a creative work produces a high degree of uncertainty over the life of the work. Copyright laws permit the exclusive commercial exploitation of the work over a long period of time.

Financial Analysis Chart - FY20 and FY19

	Most recent fiscal year-end 12/31/2020	Prior fiscal year-end 12/31/19
Total Assets	$ 13,027.68	$ 2,303.75
Cash & Cash Equivalents	10,743.93	2,303.75
Accounts Receivable	0.00	0.00
Short-term Debt	0.00	0.00
Long-term Debt	0.00	0.00
Revenue/Sales	10,000.00	0.00
Cost of Good Sold	0.00	0.00
Taxes Paid	0.00	0.00
Net Income (Loss)	$ (4,628.07)	$ (3,446.25)

10.1 Fundraising Objectives

For additional information regarding the financial statements from the financial review, *see Offering Statement Exhibit A, Financial Statements*.

Current Fundraising Goal
Our current goal is to raise $1.07 million by 03/15/22.

Use of Proceeds
The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised ($50,000)	% if Maximum Amount Raised ($1,070,000)
Offering Expenses	20% or $10,000	9.3% or $100,000
Marketing	10% or $5,000	21% or $225,000
Sales	10% or $5,000	9.3% or $100,000
General Operations	5% or $2,500	6.7% or $70,000
Business Development	10% or $5,000	9.3% or 100,000
Content Creation	40% or $20.000	39.7% or ~$425,000
Misc./Legal	5% or $2,500	4.7% or $50,000

The above table and below description of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

Offering Expenses $100,000

- The company anticipates spending between ~10-20% of the proceeds from offering expenses
- Including the 7% intermediary fee as well as other offering expenses such as offering perks, administration fees, and other costs.

Content Development $425,000

- We are regularly creating new media products. We anticipate that we will continue our bimonthly publication of our Good Night Little series, which we offer in English, Spanish, Bilingual (English and Spanish), and Dari. We are continuing our weekly publication of the Intergalactic Academy.
- We anticipate content development costs to include Head Writer for TV/Film and Children's Books. We also anticipate animation costs and illustration costs for our published works and video projects, which could be sourced in-house, subcontracted, or a combination of the two.

Marketing $225,000

- We anticipate using the proceeds from this offering toward external engagement with our targeted consumers.
- We anticipate hiring a marketing manager and retaining a publicist to increase the reach of our products and engage with our stakeholders.
- We also anticipate that we will increase our advertising to our target consumers. We anticipate an increase in other expenses such as legal fees, drafting, filing, and maintenance of legal rights and protections.

Sales and Business Development $200,000
- We anticipate that we will devote funding toward a sales director for the identification of sales prospects for our published works.
- We anticipate hiring an operations manager who will oversee the activities of our Business Development team and interface with the Sales Department. The operations manager will lead up new business development opportunities and work on maintaining existing relationships with our partners.
- We anticipate applying a portion of the funds toward government payors, including to develop grant applications for non-dilutive funding prospects. We anticipate using a portion of the funds toward government affairs, including engaging with state and federal policymakers.

Administrative $120,000
- We anticipate that our administrative expenses will increase as the Company continues to grow. The areas of administration include operating the business along with management of the company.
- We anticipate using most administrative expenses as a salary for our Chief Executive Officer and assisting the CEO with administration of the company.

Amount (USD)	Purpose
$100,000	Chief Executive Officer salary
$60,000	Marketing Manager
$150,000	Advertising
$80,000	Grant writing
$75,000	Operations Manager
$40,000	Sales Director (part time)
$100,000	Head Writer / Content Creator- TV/Film
$100,000	Head Writer/ Content Creator - Children's Books
$80,000	Graphic novel subcontractors
$100,000	Animator
$75,000	Illustrator
$40,000	Publicist

10.2 Financial Analysis - Cost structure

Our greatest cost is IP development. This has been increasing as we increase IP. We are focusing on maximizing value by IP creation and beginning to commercialize this via direct to consumer sales. This both helps to offset some IP costs but also develops a fanbase for the IP. We have also begun to partner with existing content producers on existing IP as joint ventures which helps drive overall upfront costs but allows quicker to market for higher revenue content creation.



We are seeking to raise $5 million USD over the next 2 years to build internal capacity and scale our existing pipeline of STEAM content ($3M). We will scale our 2D/3D content to 6 multilingual recurrent digital animation series for a total of two Pre-K-5, 1 bridging series (4-7 years old), two 6-11 full length edutainment series, scale our digital webcomics, expand our children's books and expand our series of books for adults to 6 novels. Remaining funds will be used for marketing ($1M), outreach ($500K) and operations ($500K). The full length series would be completed in 20 months. The digital comic is already in circulation and will expand from one weekly page in english/spanish to multiple bi-weekly series in 5 different languages (Spanish, English, Japanese, Arabic, and French). New children's books will be completed every 3 months of fund acquisition and new adult books completed every 12 months. Outreach and marketing would continue to expand over the course of the first year of operations.

10.3 Sales and Revenue Streams

We have several revenue streams which include direct to consumer products such as books, graphic novels and educational modules. Consumer products are marketed to parents and educators.   We also provide media services for partners and clients.

Projects	Content Type	Timeline		
		Q4 2021	Q1 2022	Q2 2022
What Are Tears For Momma?	Book	◆		
What Is Dance for Dadda?	Book	◆		
Intergalactic Academy	Graphic Novel	◆		
Educational Modules	Interactive	◆		
Biome Protection Agency	Book		◆	
UT Austin LatinX Pop Culture Lab	Multimedia		◆	
Good Night Little Series	Books	40 books scheduled		
Series Addressing Toxic Masculinity	Books	8 books scheduled		

Sponsorship agreements for hosted PIE and AI webinars are a 3rd revenue stream. Finally we have Waterfall Return on Investment projections for expected revenues from animation productions that are either wholly owned by Ad Astra Media or are in planned development with partners.

Our Books

Currently Ad Astra has 15 books in publication. Target audience is age 4-6. We are averaging 3 new books every 2 months with a roadmap of releases scheduled for the next 24 months. Currently books are sold in hardcover ($16.99), paperback ($12.99) and ebook ($6.99). Target sales growth is to reach $20,000 in net sales per month for our

Good Night Little Series. 40 more books are scheduled for release in the series. A new book series focused on topics of toxic masculinity is scheduled to launch in Q4 2021 with 8 books scheduled for production in that series.

Our first 6-11 age group book series is scheduled for release in Q1, 2022. This series will highlight environmental science. This will be released in hardcover (25.99), paperback (21.99) and eBook (12.99). This will be the first in a new brand that will see content expand into animation, live action and mobile.

Our Graphic Novels

Currently Intergalactic Academy is the first graphic novel for Ad Astra Media with new episodes released digitally every week. This will begin sales in Q4 2021 in print version for $25.99. A new series in collaboration with University of Texas LatinX Pop Culture Lab is scheduled for release in Q1 2022. The collaboration between University of Texas Austin and Ad Astra Media seeks to generate new graphic novel content for ages 11-14 and 15-18 on a biyearly basis. This content will be released co-produces and co-owned by the entities.

Our Educational Modules

Educational modules are being created in collaboration with partners The PAST Foundation and Dreyfus Corporation. These modules will be sold directly to educators in public, private and homeschool settings. They will begin to be sold in Q4 2021 based on market research performed in summer 2021. Target demographic will be pre-K to 3rd grades and will sell for $175-$250 per class for a 1 week module and book package. This will expand to semester long content sold for $1,000-1,500 per class per subject area. This content will be in Spanish and English.

Production Costs

Cost per book production is approximately $2,500. Cost per comic episode is approximately $225. Approximate cost per 1 week education module is $26,000. Approximate marketing costs to date for all books has been $2,500, for comics has been $600 and marketing of education modules has not begun.   Total sales for books to date has been 304 or an average of 101.3 books per quarter. Average marketing cost per book sale is $8.22.

Interactive Digital Content

Illustration, Animation and translation services such as Chopin in Space: Children's Initiative Project, Arizona State University Infiniscope Project, Clinton Global Initiative Too Small to Fail Project etc will continue to increase as content market penetration and overall brand grows. These projects were the highest grossing in the initial year of operation. Fiscal year 2022 projection is $100,000 with 10x year over year growth expected in 2023 and 2024.

Market Penetration
We estimate we can increase book sales 100x over the fiscal year 2022 with 100x increase in marketing and with our roadmap of content production over the coming year. This will bring total book sales to 30,000 for an estimated revenues of $389,700. Marketing and content could be increased 10x in 2022, 2023 and 2024 to bring total estimated revenue up to $12-22.2M USD.

Educational module marketing will begin in Q4 of 2021. We estimate sales for Fiscal year 2022 to be between $45,000 - $210,000. We expect 2.5-5x growth year over year through direct sales. Developing partnerships with Space Foundation, Dreyfus Corporation, The PAST Foundation, National Institutes of Aerospace, National STEM Honor Society, NASA, NSF and Arecibo Observatory could potentially drive 5-10x in year over year growth.

10.4 Production Waterfalls

Creative works incorporate a series of deals delineating terms of the intellectual property along with apportionment of the proceeds and royalties from commercialization of the work. The terms of these deals will vary widely and are typically subject to a number of different contracts with the various parties associated with creation and distribution of the work.

The following waterfalls are hypothetical designs for the apportionment of costs and fees associated with the production of a creative work along with division of revenue, royalties, and profits. A waterfall is the entertainment model that determines how (and in what order) revenue earned by a creative work is distributed amongst all of the stakeholders to the work. The waterfalls are provided for demonstrative purposes and are not yet backed by full-scale sales and distribution of the works or by relationships among established parties with a financial stake in the outcome of the work.

The risk and potential return associated with investments in these properties depend heavily upon the terms of the specific deal and where our company falls within the "waterfall." Thus far, we have participated in some lower-risk positions at the top of the waterfall (e.g., properties with existing sales agreements that are paid out before other stakeholders or at the same time as other parties), as well as high-risk positions at the bottom of the waterfall (e.g., a percentage of the "backend" that gets paid last, but is uncapped).

Our established properties have lower sales volumes and therefore have lower margins on the sales of individual properties. When our works reach higher sales volumes, the economies of scale will allow higher returns on some works while broader audience exposure will increase commercialization options and waterfall complexity. Likewise, as our series produced commercially successful ideas and characters, the individual production waterfalls will likely include more parties on the front and back end with stakes in the outcome of the project or work.

We intend to diversify the risk and potential returns for our media products through collaboration with other content creators along with our own content production teams. As we obtain traction within readily commercialized distribution platforms, the complexity of these arrangements will likely increase as we add more parties to the arrangement along with additional sources of revenue from advertising or streaming royalties. Additionally, these revenue and risk models will change with availability of diversification options for added revenue streams with costs associated with licensing and merchandising arrangements or other arrangements for commercially exploitation of the properties.

<u>Good Night Little Series</u>

Hypothetical waterflow for revenue from combined merchandising, book and educational content sales for Good Night Little Series. The hypothetical waterfall apportions the revenue generated from sales, licensing, and merchandising based on costs from sales



HYPOTHETICAL REVENUE WATERFALL FOR GOODNIGHT LITTLE BOOK SERIES
($250,000 BOOK SERIES BUDGET THAT EARNS $20 MILLION IN MERCHANDISING AND $18 MILLION IN WORLDWIDE BOOK SALES)
$10 M
WW GROSS SALES
– $3 M
(30% OF 10M)
APPROX 30% TO 50% PUBLISH/PRODUCTION
= $7 M
TO SALES DISTRIBUTION
$8 M
GROSS INTL EDUCATION SERIES
– $2 M
(25% OF 8 M)
PUBLISH/PRODUCTION
$20 M
GROSS MERCHANDISING WW SALES
– $10 M
(50% OF 20 M)
PRODUCTION AND SALES
– $3.5 M
(50% OF $7M)
40% TO 60% FOR SALES AND DISTRIBUTION FEES
= $3.5 M
WW NET GROSS SALES
= $6 M
GROSS INTL EDUCATION SERIES
= $10 M
WW GROSS SALES MERCHANDISING
= $19.5 M
$19.5 M
GRAND TOTAL TO PRODUCTION COMPANY
– $ 0.5 M
NEGATIVE COSTS, I.E., BUDGET, FEES
– $1.9 M
10% HURDLE RATE
= $17.1 M
SPLIT BETWEEN PROJECT PARTIES

commissions, distribution, publication, and production costs and demonstrates how revenue would be apportioned according to the parties' role in the process. The hypothetical estimates the rate that the party would charge in rendering the service as a percentage of the total revenue produced; these are only estimates and involve estimates of rates that could be more or less than the value estimated.

Graphic Novel

Graphic novel sales will begin at the end of 2021. We estimate sales to begin in Q1 2022 with support of organic following and marketing. Collaborations with established outside partners is expected to generate 3-5 new series over fiscal year 2022. We estimate mild to modest sales growth from 1,000-5,000 in first fiscal year with 10x growth in fiscal year 2023 and beyond. By fiscal year 2024 we estimate 50,000 - 100,000 yearly books sold with estimated revenue of 1.3 - 2.6M USD. This hypothetical involves expanding to mobile gaming, merchandising and animated series and we estimate the brand could generate up to 33.5M USD. Under this hypothetical, after taking into account expenses, estimates how the revenue would be split.



HYPOTHETICAL REVENUE WATERFALL
FOR INTERGALACTIC ACADEMY GRAPHIC NOVEL
($500,000 GRAPHIC NOVEL BUDGET THAT EARNS $27 MILLION U.S. AND $40 MILLION IN MERCHANDISING, 10 GAMING SALES)
$10 M
GROSS U.S. SALES
– $5 M
US PRODUCTION AND DISTRIBUTION
= $5 M
TO U.S DISTRIBUTOR
– $1 M
PRODUCTION & DISTRIBUTION
– $2 M
(50% OF $4M)
US SALES AGENT
= $2 M
NET US SALES
$5 M
GROSS INTERNATIONAL SALES
– $2.5 M
INTL PRODUCTION AND DISTRIBUTION
= $2.5 M
TO INTERNATIONAL SALES AGENT
– $0.5 M
PRODUCTION & DISTRIBUTION
– $1 M
(50% OF 2 M)
INTERNATIONAL SALES AGENT
= $1 M
NET INTL SALES
$12 M
GROSS INTERNATIONAL EDUCATIONAL SALES
– $3 M
(30% OF 12M)
EDUCATION PRODUCTION FEES
= $9 M
INTL AMOUNT TO DISTRIBUTOR & ISA
– $3 M
(30% OF $9M)
20%-40% DISTRIBUTOR & ISA FEES
= $6 M
NET EDUCATIONAL SALES
$40 M
GROSS INTERNATIONAL MERCHANDISING SALES
– $20 M
(50% OF 40M)
PRODUCTION & SALES FEES
= $20 M
NET MERCHANDISING
$10 M
GROSS GAMING SALES
– $4 M
(40% OF 10 M)
SALES & DISTRIBUTION
= $6 M
PRODUCTION AMOUNT
– $1.5 M
PRODUCTION FEES
= $4.5 M
NET GAMING SALES
$33.5 M
GRAND TOTAL TO PRODUCTION COMPANY
– $0.5 M
NEGATIVE COSTS, I.E., FILM BUDGET
– $3 M
10% HURDLE
= $30 M
SPLIT BETWEEN PROJECT PARTIES
= $33.5 M

Space Racers

Third party collaboration revenue will begin in fiscal year 2022 with pending distribution deals and established brand partnerships such as Space Racers. Hypothetical waterfall cascade for content and merchandise distribution involving a partnered company on content created by the other party. The hypothetical estimates $221M in revenue

HYPOTHETICAL REVENUE WATERFALL
SPACE RACERS
($14 MILLION PROGRAM BUDGET THAT EARNS $221 MILLION WORLDWIDE IN PROGRAM AND MERCHANDISING)
$160 M
GROSS INTERNATIONAL MERCHANDISING
– $80 M
PRODUCTION AND SALES COSTS
– $40 M
MANUFACTURER AMOUNT OF SALES
$16 M
GROSS INTL EDUCATION SALES
– $2 M
PRODUCTION COSTS
$40 M
WORLDWIDE GROSS TVOD AMOUNT
– $16 M
(40% OF 40M)
APPROX 30% TO 50% FOR TVOD COMPANIES
= $24 M
WW TVOD AMOUNT TO DISTRIBUTOR & ISA
$5 M
(~10% TO 20% WWBO)
WW GROSS SVOD, AVOD, & PAY TV AMOUNT
– $2 M
(40% OF 20 M)
20 TO 40% FOR DISTRIBUTOR FEES
$10 M
WW GROSS PACKAGED MEDIA & E-SELL THRU
(~ 15% TO 30% OF WWBO)
– $8 M
(80% OF 30 M)
70% TO 80% FOR ALL DISTRIBUTOR FEES
– $6 M
(25% OF $24M)
20% TO 40% FOR DISTRIBUTOR & ISA FEES
= $40 M
NET SALES ON MERCHANDISING
= $14 M
NET GROSS INTL EDUCATION SALES
= $18 M
WW TVOD AMOUNT TO PRODUCTION COMPANY
= $3 M
WW SVOD & PAY TV TO PRODUCTION COMPANY
= $2 M
WW PACKAGED MEDIA & AMT PRODUCTION CO
$77 M
GRAND TOTAL TO PRODUCTION COMPANY
– $14 M
NEGATIVE COSTS, I.E., PROGRAM BUDGET
– $6.3 M
10% HURDLE
= $56.7 M
SPLIT BETWEEN PROJECT PARTIES
$1.42M
PRODUCTION 2.5% SPLIT
= $77 M

generated from merchandising, education, and streaming/distribution with most of those costs imposed on the production and sales costs, along with fees to TVOD companies and distributor ISA fees. The waterfall estimates an equity split of the proceeds from the project of $1.42M USD per year with an overall estimated budget of $14 million.

STEAM Team

HYPOTHETICAL REVENUE WATERFALL
STEAM TEAM
($7 MILLION PROGRAM BUDGET THAT EARNS $143 MILLION WORLDWIDE IN PROGRAM AND MERCHANDISING)
$80 M
GROSS INTERNATIONAL MERCHANDISING
– $40 M
PRODUCTION AND SALES COSTS
– $20 M
MANUFACTURER AMOUNT OF SALES
$8 M
GROSS INTL EDUCATION SALES
– $1 M
PRODUCTION COSTS
$40 M
WORLDWIDE GROSS TVOD AMOUNT
– $16 M
(40% OF 40M)
APPROX 30% TO 50% FOR TVOD COMPANIES
= $24 M
WW TVOD AMOUNT TO DISTRIBUTOR & ISA
$5 M
(~10% TO 20% WWBO)
WW GROSS SVOD, AVOD, & PAY TV AMOUNT
– $2 M
(40% OF 20 M)
20 TO 40% FOR DISTRIBUTOR FEES
$10 M
WW GROSS PACKAGED MEDIA & E-SELL THRU
(~ 15% TO 30% OF WWBO)
– $8 M
(80% OF 30 M)
70% TO 80% FOR ALL DISTRIBUTOR FEES
– $6 M
(25% OF $24M)
20% TO 40% FOR DISTRIBUTOR & ISA FEES
= $20 M
NET SALES ON MERCHANDISING
= $7 M
NET GROSS INTL EDUCATION SALES
= $18 M
WW TVOD AMOUNT TO PRODUCTION COMPANY
= $3 M
WW SVOD & PAY TV TO PRODUCTION COMPANY
= $2 M
WW PACKAGED MEDIA & AMT PRODUCTION CO
$50 M
GRAND TOTAL TO PRODUCTION COMPANY
– $7 M
NEGATIVE COSTS, I.E., PROGRAM BUDGET
– $0.7 M
10% HURDLE
= $42.3 M
SPLIT BETWEEN PROJECT PARTIES
$16.9M
AMOUNT To PRODUCTION
$25.4 M
AMOUNT TO OTHER PARTY
= $50 M

This hypothetical revenue waterfall involves creation of a graphic novel for Coproduction revenue involving the STEAM Team and continuing to increase across fiscal year 2023 and beyond with pre-development content. Hypothetical waterfall cascade for international merchandising, education sales, distribution including TVOD, SVOT, ADOD and Pay TV amounts. The hypothetical waterfall estimates a budget of $7M generating $143M in worldwide revenue from production and distribution of the content and merchandise. The hypothetical waterfall estimates that after apportioning costs to the production, sales, manufacturing, and distribution, the content and merchandise distribution would generate $16.9M USD per year to the production.

Abuela's Airship

In this hypothetical, we estimate how proceeds from a video program for streaming or broadcast would be split including for merchandising, licensing, and distribution costs for a streaming medium. This hypothetical waterfall estimates a project that could generate total revenue for a major video series around $140M in revenue generating activity across global licensing, distribution, and merchandising. Thereafter, the proceeds are apportioned to parties where the costs occur in the waterfall.

HYPOTHETICAL REVENUE WATERFALL — ABUELA'S AIRSHIP

($7 MILLION PROGRAM BUDGET THAT EARNS $143 MILLION WORLDWIDE IN PROGRAM AND MERCHANDISING)

$80 M — GROSS INTERNATIONAL MERCHANDISING	− $40 M — PRODUCTION AND SALES COSTS	− $20 M — MANUFACTURER AMOUNT OF SALES	
$8 M — GROSS INTL EDUCATION SALES	− $1 M — PRODUCTION COSTS		= $20 M — NET SALES ON MERCHANDISING
$40 M — WORLDWIDE GROSS TVOD AMOUNT	− $16 M (40% OF 40M)		
$5 M (~10% TO 20% WWBO)	APPROX 30% TO 50% FOR TVOD COMPANIES	= $24 M — WW TVOD AMOUNT TO DISTRIBUTOR & ISA	= $7 M — NET GROSS INTL EDUCATION SALES
WW GROSS SVOD, AVOD, & PAY TV AMOUNT	− $2 M (40% OF 20 M) — 20 TO 40% FOR DISTRIBUTOR FEES	− $6 M (25% OF $24M) 20% TO 40% FOR DISTRIBUTOR & ISA FEES	= $18 M — WW TVOD AMOUNT TO PRODUCTION COMPANY
$10 M — WW GROSS PACKAGED MEDIA & E-SELL THRU (~ 15% TO 30% OF WWBO)	− $8 M (80% OF 30 M) — 70% TO 80% FOR ALL DISTRIBUTOR FEES		= $3 M — WW SVOD & PAY TV TO PRODUCTION COMPANY
			= $2 M — WW PACKAGED MEDIA & AMT PRODUCTION CO
$50 M — GRAND TOTAL TO PRODUCTION COMPANY	− $7 M — NEGATIVE COSTS, I.E., PROGRAM BUDGET	− $0.7 M — 10% HURDLE	= $42.3 M — SPLIT BETWEEN PROJECT PARTIES	= $50 M

A1. Content Development

Our content goes through several phases in evaluation of the market potential for producing the individual works. The development timeline depends on any collaboration or partnership that we have entered to produce the work along with the specific medium of the work. Works that are not yet created pose a risk that the work may never get produced for any number of reasons. The following project pipeline details some of the projects that are currently being developed by our company and partners, and is subject to change in the future based on the factors within our control and outside our control.

A1.1 Project Pipeline

Projects	Content Type	Phase			
		Development	Preproduction	Distribution	Ongoing Series
Space Camp	Video	▰			
Learning with Leo	Video	▰			
Abuela's Airship	Video	▰			
Biome protection agency	Book		▰		
Buenas Noches Pequeña Aviadora	Book		▰		
Buenas Noches Pequeña Veterinario	Book			▰	
Good Night Little Aviator	Book		▰		
Good Night Little Epidemiologist	Book		▰		
Good Night Little Veterinarian	Book			▰	
Rolling Readers	Video		▰		
What Are Tears for Momma?	Book		▰		
Buenas Noches Pequeño Doctor	Book			▰	
BuenAs Noches Pequeña Astronauta	Book			▰	
Chopin In Space: Children's Initiative Project	Multimedia			▰	
Cosmonut: Featuring Dr. Intergalactic	Interactive	▰			
Good Night Little Astronaut	Book			▰	
Good Night Little Doctor	Book			▰	
Intergalactic Academy	Comic				▰
Ad Astra Media Website	Interactive				▰
The STEAM Team	Video	▰			
Tic Toc and Dr. Intergalactic	Video	▰			
What Is Dance for Dadda?	Book		▰		

A1.2 Our Content

Refer to the above Project Pipeline for information related to the production stage of individual projects. Projects that are in development could have a substantial difference between the current composition of the characters, title, story, creative staff, and the look and feel of the project and the final product. There is also a possibility that a work that is currently in development or pre-production phases will not be created or distributed by our company.

Abuela's Airship

Imagine a technology repair shop that could revive even the most seemingly lifeless pieces of technology. Is your Roomba clogged but no matter how many times you clear it out, it's still not working? Did your baby sister jam clay into your once powerful blender resulting in it losing its mighty spin? Did your electric scooter completely short circuit and now it's just...a scooter? Never fear, *Abuela's Fix-em-Upper Airship* is here! The people of the town are perplexed by Abuela's abilities to bring the most lifeless pieces of technology back to working condition. Some even think this 'technology whisperer' must be using some kind of magic?

Abuela's Airship is a media program we are developing for distribution on a streaming platform or through a multi-video program distributor.

Biome Protection Agency

The Biome Protection Agency is under development. The story follows a group of teenagers, each person derives superpowers from their particular zone of the environment. The main character is a teen-aged latina who is passionate about earth science, ecology, and environmental science. The BPA series will begin as a book but could be turned into an animated series. It is tailored for kids 10-15 years of age.

Chopin in Space Children's Initiative Projects

In collaboration with the Alliance for Innovation, we participated in *Chopin. The Space Concert,* which features works of the Polish French composer and pianist, Frédéric Chopin. Led by the support of the Ministry of Culture and National Heritage of the Republic of Poland, we presented the concert as an interactive experience for viewers around the globe. The concert was played live at the Kennedy Space Center for viewers around the world on December 2, 2020 and is available for rent or purchase through the Chopin In Space website, http://www.chopin.space/en/. Chopin The Space Concert features ten pieces by the composer with a movie following Col. George D. Zamka's mission, sharing breathtaking footage as he views Earth from space, set to Chopin's iconic music and leaving the audience in awe.

During the STS-130 Endeavour mission, Commander George D. Zamka (USMC Ret.) brought to space a CD with music of Frederic Chopin to commemorate the 200th birth anniversary of the greatest Polish composer. As one of several Americans with Polish roots, Col. Zamka states "I was offering a gift, however, and trusted that the music would be a way to celebrate the friendship and heritage between two great countries, the United States and Poland. After I returned the music, Adam began to put a video of our mission together with the various Chopin pieces."

The film is produced and directed by Adam Ustynowicz featuring images of earth from outer space set to composition of Chopin and pieces performed by Karol Radziwonowicz on piano along with Sinfonia Viva Orchestra, providing a comprehensive experience reminiscent of a space opera that binds the creativity of earth to the limitless universe we inhabit. Col. Zamka reflected on his experiences as an astronaut stating that "The message of astronauts, formulated in the universal language of pictures and music of Frédéric Chopin gives an unique chance to share the beauty of Earth with youth around the World. The Cupola is maybe the best place where we could find the right perspective on our place in Time and Space. Like the Hubble telescope, which opened our eyes to distant Galaxies, the Cupola could open our hearts to the emotions of astronauts watching our beautiful Earth from orbit. I am convinced that the opening of the Cupola was that symbolic moment of awakening of new space awareness, which could lead us to better understanding of our unique place in the Universe." The film won the Best Film award from the Monaco International Film Festival.

We worked with Alliance for Innovation to make a short documentary film based on viewer reactions after watching Chopin The Space Movie. The Children's Initiative Projects allowed classes of children who viewed the concert to share their own impressions and express how they were moved by the experience. We created the *Chopin in Space the Children's Initiative Project* in 2021 based on the film by Adam Ustynowicz with submissions from classrooms around the globe. The documentary discusses the creation of the project by Dr. Jose Morey and includes appearances from the Director of Music and Dance and Advisor to the Polish Ministry of Cultural and National Heritage, Maksymilian Bylicki, former NASA Astronaut George Zamka, Co-Chairman of Alliances for Innovation USA, Dr. Michael Czekajlo, President of AFI Supervisory Board, George Handy, President of FABCO Hon. Consul of France for North and Central Florida, Brigitte Jensen, and Program Director for Cultural Affairs for State of Florida, Sandy Shaughnessy.

While creating the documentary, we held a contest for classrooms to submit their experiences to our company. Our documentary highlights the viewer submissions by members of the audience of their impressions and covers the top three submissions in the contest. The first place winner was a classroom from New Hope Daycare in Tanzania. Second place went to a class from the Williams School in Virginia who produced artwork showing how the film had an impression on them. Our third place winner was Maapaa from Texas. Our documentary is available for viewing on our YouTube channel, and the Ad Astra Media website. Creating the documentary helped us to understand that viewers are looking for connection to the world that they see around them. We anticipate that in the future we will be able to produce similar interactive content that makes impressions on viewers from around the world, and hold similar art-based contests enabling our viewers to participate in arts and sciences.

Dr. Intergalactic and Professor LatinX

Origin story of young Dr. I and Professor LatinX created in collaboration with University of Texas Austin, LatinX Pop Culture Lab. Created by Frederick Aldama and José Morey, written by Frederick Aldama. This story follows these two unlikely heroes as they grow up, gain and learn how to use their powers and how they ultimately join together to create the LatinX Pop Culture Lab.

Good Night Little / Buenas Noches Pequeño Series

Our *Good Night Little* series is a flagship print and digital book brand targeting children ages 0-6. The book series is authored by Doctor Intergalactic, a trademark owned by our company. The new series is a culmination of our mission to model diversity within various STEM roles. Dr. Jose Morey says "We believe in the concept of 'if you can't see it you can't be it', so we want children of all backgrounds to know that anything is possible if they follow their dreams."

This is an ongoing series of multilingual bedtime stories for children ages 0-6 to dream about their future STEM careers. Targeted customers for this product include parents as well as larger purchasers for school districts and other content purchasers. The series launched December 2020 with Good Night Little Astronaut and Buenas Noches Pequeña Astronauta with numerous additions to the series being added throughout 2021. The illustrated book series is available for purchase on ecommerce websites including Amazon, Barnes & Noble, and Target as well as the Ad Astra Media, LLC website in paperback, hardback and ebook formats.

Throughout 2021, sales of the books have gradually increased as the books have gained exposure. Consumer purchases have driven most of our sales on ecommerce platforms where we sell softback, hardback, and ebook editions. The low start up costs on content creation for these books has enabled us to write, illustrate, and translate books in this series quickly and at a relatively low cost. Numerous books in the series have been released this year and have covered a variety of STEAM professions thus far.

The low up-front costs for building the *Good Night Little* series have enabled us to conduct market research on our targeted end consumers to better understand how the children view and interpret the books. In the summer of 2021, the PAST Foundation, in partnership with Ad Astra Media LLC, deployed a variety of in-house developed activities for Preschool through 3rd grade level Students to study the impact of representation on perception of early learners to understand how representation could affect the attitudes of readers. The team at PAST created a series of STEM based activities with the Design Thinking process at their core. These activities were designed with the intention to enhance the provided literature by Ad Astra Media LLC following the book's introduction into the classroom.

We intend to cultivate a following for the series among parents, relatives, educators, and other service providers (e.g., healthcare providers) who share in our mission of increasing the participation of underrepresented and minority communities in STEAM. We anticipate that with increased media exposure and increased coverage of various STEAM professions within the book series that we will bolster interest among consumers via parents who want to influence the interests of their children and build brand awareness among educators including teachers, librarians, and paraeducators. The book format also enables us to experiment with new delivery methods of derivative works by including more versions of each book and forming adaptations of the characters or professions in the series.

The potential profit margins through the ecommerce platforms vary by order size and edition type. As the series gained a foothold in the market over the course of the year, we have started to generate larger sales orders to business purchasers. The margin on orders increases as the number of books in an order increases. Through economies of scale, higher sales volumes reduce the production costs on individual editions as well as the shipping costs. We anticipate that with a dedicated sales team, we can increase the sales numbers for larger orders by targeting institutional purchasers through business-to-business and business-to-government sales efforts. We anticipate that increased brand exposure among parents, relatives, educators, and consumers will lead to higher individual sales. With additional financial resources focused on external marketing efforts, we anticipate that we can drive additional growth in our business-to-consumer sales. As the Good Night Little series brand matures we foresee additional opportunities to serve the edutainment market by licensing and merchandising characters within modules to bolster lesson plans and at-home learning. We anticipate that distance learning opportunities will continue to grow as digital platforms seek to increase engagement among their audiences.

We plan to release each of the books in our series in English, Spanish, Bilingual (English and Spanish), and Dari translations. We have forthcoming publications for bilingual versions of the books that have already been released in addition to translations into Dari, which is one of the official languages of Afghanistan, with *Good Night Little Doctor* being the first Dari translation to be released in September 2021. Building familiarity to work in one language can facilitate learning of another language; our bilingual offering in English and Spanish helps to support multilingual families. As the brand matures, adaptations and derivative works of works in the series can provide additional opportunities to the company in developing its strategic initiatives and partnerships throughout edutainment mediums.

Titles released in the *Good Night Little* series thus far include: *Good Night Little Astronaut / Buenes Noches Pequeña Astronauta*, *Good Night Little Doctor / Buenas Noches Pequeño Doctor*, *Good Night Little Astronomer / Buenas Noches Pequeño Astrónoma,* and *Good Night Little Veterinarian / Buenas Noches Pequeño Veterinario*.

We plan on continuing to release installments in the series on a regular basis, with releases once every two to three months depending on creative constraints within the company, including availability of team writers, illustrators, and translators, along with increased demand for these products from targeted consumers and businesses. Additionally, as we grow the collection of professions and characters represented in the *Good Night Little* series, the opportunities to create adaptations and derivative works around those works will further solidify.

Forthcoming books in the series include: *Good Night Little Epidemiologist / Buenas Noches Pequeño Epidemiólogo*, *Good Night Little Aviator / Buenas Noches Pequeña Aviadora*, *Good Night Little Engineer / Buenas Noches Pequeño Ingeniero*, *Good Night Little Nurse / Buenas Noches Pequeña Enfermera*, *Good Night Little Architect*, *Buenas Noches Pequeño Arquitecto*, *Good Night Little Environmental Scientist / Buenas Noches Pequeña Científica Ambiental,* and *Good Night Little Computer Programmer / Buenas Noches Pequeña Programadora de computadoras*.

As we assess additional opportunities in the future around this series, we will continue to build this series around inclusive representation of STEAM professions to model diversity for our readers and inclusive representation of concepts for our neuro-diverse audience.

<u>Intergalactic Academy</u>
Intergalactic Academy is an ongoing comic series that we have featured on the Webtoons platform. In collaboration with Warn Everyone! Comics, we have released reels of this comic over the last year on a recurring basis featuring art by Emily Tredwell and writing by CJ Hudson. Our company paid for the production costs of this comic series. We own the comic series and plan to continue developing the universe. For adaptations outside of the digital distribution of the series, we have a royalty agreement with our partner but would retain most of the royalties.

The series adds depth to the character Doctor Intergalactic, a recurring character who we plan to feature across numerous works and mediums. The Doctor Intergalactic cartoon image is crafted from the likeness of our founder Dr. Jose Morey, who has been described as the first intergalactic doctor. The Doctor Intergalactic character artwork is featured as a design for our Doctor Intergalactic logo placed on our books as a trademark.

The premise of Intergalactic Academy is that the story takes place aboard the Aeolipile, a spaceship in outer space. The Intergalactic Academy is a prestigious S.T.E.A.M. school following Headmaster Dr. Intergalactic with his associates; Dynamo, a robot, F.R.E.A.D., a 'field research and exploration assistance' droid, and Ana, a holographic navigator. For years they have educated the brightest minds across the cosmos, but Dr. Intergalactic believes he can do more. For the first time the Intergalactic Academy opens its doors to five students from Earth - each the bearer of profound knowledge of Science, Technology, Engineering, Arts and Math - to teach them all there is in the known universe to bring back to their kind. "Earth needs help now more than ever… Political and civil unrest, disease, famine and planetary abuses…" Dr. Intergalactic believes that S.T.E.A.M. can amaze and unite people to heal the Earth.

The Intergalactic Academy allows us to introduce serious real-world problems to our readers while empowering our audience to take charge of solving these problems. The series is a model of diversity and inclusion we want to build within a STEAM environment. The distinct artwork, storytelling style, and narrative structure allows us to build edutainment products around the characters and concepts explored within the Intergalactic Academy universe.

The Webtoons platform allows us to reach a regular audience of readers and explore potential themes that we want to demonstrate to readers. Webtoons provides the choice for its content creators to partner on advertising to generate revenue from the online work. We intend to continue cultivating an audience for Intergalactic Academy. As we increase the frequency of publication of this work, we anticipate that we will continue to gain traction online. We anticipate that with increased exposure from our marketing efforts we could garner increased interest and engagement from our targeted audience. As we gain a larger audience and develop more content, we may develop these comics into a physical format outside of the digital medium. The Intergalactic Academy story could be compiled into a physical comic book, developed into derivative works, or adapted onto other mediums.

Pie&AI

Pie&AI is a series of webinars centered around increasing knowledge and awareness of AI. We create this content in partnership with DeepLearning. We have hosted 10 webinars with between 50 and 200 attendees. Each Pie&AI webinar is focused on a specific aspect of AI and each webinar features and different keynote speaker, including Dr. Anirudh Kul, Dr. Andrew Ng, Dr. Megan Lawrence, Dr. Farzana Yaqoob, Dr. Colin Compas, and many others.

This recurring program has been a revenue source for the company from advertising agreements with partners. We anticipate that continued creation of Pie&AI episodes will continue to increase our following and increase the exposure of our work and brand to consumers within specialized fields including medicine and artificial intelligence. We anticipate that as we increase our followers we could also increase the viability for physical events with attendees, while we anticipate that we could obtain event sponsorship as well as targeted advertisements to obtain revenue from an event.

Space Camp

Camp Outerspace is an 11-minute episodic preschool comedy following a summer camp that takes place on Mars! In an effort to bring together aliens from all over the solar system, every summer each planet picks its most boldest and brightest young representative to come experiencing camp life while bonding with other aliens from lightyears away.

Meet Artemis (Arty for short), our seven year old lead who will be representing planet Earth. Arty (and her blue collar parents) couldn't believe their eyes when The Suits (an elusive government organization) showed up at their door and offered Arty an invite to this top secret summer camp, but boy was Arty excited to accept! Once on Mars, Arty's nerves are quickly squashed by her excitement to explore this strange new planet and bond with fellow campers, in a situation where everyone is an alien. Sure the kid-alien from Pluto is a bit emo and the kid-alien from Mercury can go from hot to cold (personality wise) really quickly, but every camper is eager to explore and make friends with other aliens, in the hopes of bringing our galaxy together!

Every episode will follow Arty as she enjoys another day at summer camp, in outer space. Arty will put aside her insecurities and take on the day's activity in an effort to not see her fellow campers as aliens, but instead as friends (and hope that they do the same). Such fun camp activities as color war, capture the flag, friendship bracelets, ropes course, etc. All with a fun outer space twist. In each activity a social or emotional challenges will occur that our campers will have to overcome, learning to put aside their differences and possibly assumptions of one another, and instead grow stronger together.

Space Racers

We are partnered with Space Race, LLC, creator of Space Racers, a highly successful muti-season short content series originally funded by NASA and distributed through Universal Kids and Netflix. Space Racers follows a group of space planes that learn about science and STEM, the series follows their adventures across the universe. The series of videos has between 100K and 1.2M views per video depending on the video on YouTube.

AAM's role in the process is helping Space Race, LLC expand their audience, increase the distribution of their series, and develop content in exchange for private equity shares of Space Race, LLC. We anticipate that we will receive regular revenue from our stake in the company. We anticipate that with an established audience for the content that we will be able to create awareness for the series and increase viewership.

The STEAM Team

The STEAM Team is an animated series that follows the adventures of five curious and determined middle schoolers whose desire to learn is only slightly trumped by their eagerness to better the city they call home. This team of do-gooders combine their individual (and growing) knowledge of science, technology, engineering, arts, and math to save the day through big and small ways. Someone's got to better their city and the STEAM Team is here to step up to the challenge!

CORE MISSION
Aided with their ever-growing knowledge, the STEAM Team's mission is simple: make the world a better place, starting with their city, which is often overlooked by the powers

that be. The STEAM Team highlights how urban and isolated neighborhoods can be elevated through education by improving awareness, knowledge, and skill sets sorely lacking in underfunded and socialistically challenged communities.

It's a story about how anyone, no matter their age, can become a small town (or big city) superhero -- and that sometimes saving the day is as simple as picking up a piece of trash, planting a tree, or standing up for what's right.

<u>Rolling Readers</u>
Ad Astra Media invites its young viewers to follow Gemma, Ezra, and their unconventional family of rock stars as they take viewers along for a ride on their tour bus. Life on the road is full of opportunities to learn - from navigating maps to reading highway signs, our kids (along with their musician mom, grandfather, and energetic pet) develop their literacy skills through exciting adventures - whether it's exploring kitschy roadside attractions, grabbing some fruits and vegetables from an organic farm, or discovering the wonders of a historic state park! Gemma and Ezra invite you to join them and their family as they read their way through life on the road.

Our show, Rocking Readers, is designed to make learning and exploring fun. Just as, when traveling, you never know what destination might be around the corner, our young viewers will experience the same sense of curiosity as their reading skills sharpen - one letter at a time. Our show aims to not only expand and challenge our viewers' reading abilities, but to also highlight and celebrate America's small town and big city attractions. Our Rockstar family will navigate their way to curious and unique locations. Once there, Gemma and Ezra will use their newly- acquired literacy skills to deepen their understanding of the experience. Our show will use backgrounds from the real world while overlaying our animated characters. By using this format, our characters will be able to transport to, and explore, attractions that might just be around the corner to our viewers at home.

Each episode will begin on the open road as the family discovers opportunities for adventures that lie ahead. Loosely influenced by their grandfather's Guide to All 50 States, the family reads and discusses what pit stops and attractions they'll visit on their way to their final destination - their mother's sold-out concert. In each episode, a key letter, vowel, or conjugation is highlighted and repeated as the adventure of the day unfolds. Adventures might range from figuring out how to wash clothes at a public laundromat to escaping from the world's largest corn maze. Each episode ends with the mother performing a punk/pop song to a sold-out crowd. The songs might often be about words and lessons used and problems solved in that particular episode.

Tic Toc and Dr. Intergalactic

A unique and original venue to communicate with children of all ages via a cute little alien robot named 'Tic Toc' (because he makes funny little noises) and learn with him about science, nature, health, having a positive attitude, the values of art in our lives and having and unbound imagination to help us make our dreams come true. 'Tic Toc' will have a valued friend in Dr Intergalactic (Dr Jose Morey) learning from the doctor about the importance of having a clean planet, about the animals, the right food to eat , how rockets are made, AI , AR, and the real possibilities of traveling in space to visit other worlds like the one he came from. The topics are endless and Tic Toc's curiosity and unique sense of humor forges a strong bond with Dr Intergalactic.

Too Small to Fail / Pequeños y Valiosos

"Too Small to Fail" and Univision jointly operate the country's largest Spanish-language text messaging program for parents of young children (0-5). Over 145,000 parents have joined the service since we launched in 2015. We deliver 3x messages per week to over 52,000 active subscribers who are currently enrolled in the program. Ad Astra Media has partnered with Clinton Foundation and Univision to program two weeks worth of messages. We offer easy tips and activity ideas that encourage early interest in STEM.

What are Tears for Momma

Book 1 of a series of books focused on teaching concepts of toxic masculinity to young boys. This book series is created for children ages 4-6 years old. Book 1 shows illustrated scenes of boys of different backgrounds discovering the importance of expressing their emotions such as sadness. They discuss with their mothers how it is ok to cry and showing emotion is a sign of strength.

What Is Dance for Dada?

Book 2 in our series for young boys following "What are Tears for Momma." This illustrated series depicts scenes of boys of different backgrounds learning the joys of dancing. This book builds on book 1 teaching young boys the strengths of expressing emotions in every form.

A2 - Key Partnerships

Ad Astra Media is strong and deeply diverse because of our trusted partners and stakeholders, below you will find a list of our most important partnerships with a range of groups including Non-profits, Universities, Companies, Co-operatives, and Fellowships such as the following:


Our Partnerships
whro 60 YEARS PUBLIC MEDIA
CLINTON GLOBAL INITIATIVE
SCITECH INSTITUTE
Infiniscope
SPACE FOUNDATION
LATINX POP CULTURE
SENECA
LION FORGE ANIMATION
PBS KIDS
AFI ALLIANCE FOR INNOVATION
SPACE RACERS
FUNDACIÓN EL ÁRBOL
SPACE HERO
EISENHOWER FELLOWSHIPS
THE PAST FOUNDATION
deeplearning.ai
COMMUNITY IMPACT VENTURES
SOMEONE ELSE'S CHILD
THE MENTOR PROJECT
ENTERTAINMENT
ABINGDON FOUNDATION
Confidential & Proprietary

Abingdon Foundation

Ad Astra Media and the Abingdon Foundation have joined forces to create a monthly S.T.E.A.M. calendar for students and educators! Each month we will release important days in S.T.E.A.M from birthdays of famous scientists, to national days, to available opportunities! Being a non-profit organization, Abingdon Foundation reaches up to 3,000 on a weekly basis sharing STEAM content from books to puzzles, career guides to podcasts, and educational programs to opportunities.

Alliance for Innovation / Chopin the Space Concert

Alliance for Innovation (AFI), also known as the Polish American Foundation, reaching over 5 continents, partnered with Chopin the Space Concert and teamed up with Ad Astra Media to create Chopin in Space the Children's Initiative Project. A documentary created by Ad Astra Media following a competition for teachers and their students to learn about Chopin the Space Concert and challenge their imaginations on the possibilities of space

exploration. Teachers were to show the concert to their students and have them create artistic expressions from how the movie made them feel and think about Space. Ad Astra Media received breathtaking submissions from schools across the United States from Virginia to Texas to Florida and even received submissions from Turkey and Tanzania, Africa. New Hope, our first place winner, is a daycare and nursery school to support and educate children living in hardship across Tanzania ranging from ages 4 to 13. Thanks to AFI and AAM we were able to send them funds, books and a certificate of excellence to help and inspire them to pursue their dream S.T.E.A.M. careers from Doctors to Pilots to Engineers!

Arecibo Observatory
A new partnership, Ad Astra Media is thrilled to collaborate with the Arecibo Observatory in Puerto Rico on the release of our next children's bedtime story, Good Night Little Astronomer. Our CEO, Dr. Jose Morey, had the honor of participating in the NSF Arecibo Observatory Options Workshop, a community workshop focused, sponsored by NSF, on finding actionable and innovative ways to support, broaden, and strengthen the radio science community across all of Puerto Rico and to create or enhance opportunities for science, educational and cultural activities, and public outreach at the Arecibo Observatory.

AssiST'EM
The leadership team at AssiST'EM brings over 55 years of education experience, in formal and informal education at all levels, to assist with the growth and success of your child. Additionally, the team has been awarded some of the highest state, national and international awards and recognitions in the world for both innovative education programs and the proven results of student success. AAM in collaboration with AssiST'EM is creating educational webinars and conferences for continuous education for STEM/STEAM educators.

ASU Infiniscope
Joining Infiniscope in their mission to provide free content to educators for space education. Created by ASU's School of Earth and Space Exploration and NASA's Science Mission Directorate, Infiniscope provides a virtual space for educational materials to empower educators and inspire learners. Ad Astra Media has partnered with Infiniscope to take all educational modules and translate them into Spanish to provide to underserved and underrepresented communities.

Clinton Foundation
We partnered with the Clinton Foundation and Univision on their project "Too Small To Fail" / "Pequeños y Valiosos" "an initiative of the Clinton Foundation, is leading a public

awareness and action campaign to promote the importance of early brain and language development and to empower parents with tools to talk, read, and sing with their young children from birth." We work on the leading public awareness campaign to promote the importance of early brain and language development and to empower parents to learn their young children. Through our participation in the project, we helped provide STEAM content to their over 52,000 subscribers.

Dreyfous

Ad Astra Media partners with Dreyfous, a company from Puerto Rico founded by Dr. Ricardo Dreyfous providing innovative and high quality knowledge and educational products to those inside and outside of Puerto Rico. Through our partnership, Ad Astra Media is going to aid their mission to improve the quality of education through resources and technological tools for students, parents and teachers in Puerto Rico. Drefous will aid Ad Astra Media with our content; books, comic, educational resources and more, to be made available in Spanish. "With passion we can make a difference"

Eisenhower Fellowships

Ad Astra Media's CEO, Dr. Jose Morey, is a 2020/2021 Eisenhower Fellow - focusing his fellowship on S.T.E.A.M. education for the uplifting of underserved economies and proliferation of peace among people. Servinging in 115 countries and thousands of people in their network, the Eisenhower Foundation has supported this endeavor by granting Dr. Morey a Fellowship which will focus on the creation of STEM/STEAM edutainment content tailored for both children and adults to inspire existing and future generations about the magic that is science. He will produce this content in both Spanish and English to promote the work in North and South America. He will create a movement by combining STEM and entertainment to make science as exciting as sports, music and social media influencers. The Eisenhower Foundation will be sending Dr. Morey to Beijing China to meet with technology leaders from Wang Yu (Director of China's Center for STEM Education), Liu Yang (first Chinese woman in Space), Jack Ma (founder of e-commerce multinational conglomerate Alibaba Group), Wang Jianlin (head of China's Dalian Wanda Group), Zhang Zhao (founder of LeVision Entertainment), Robin Li (with Baidu Nuomi Pictures) and Ma Huateng (leader of Tencent).

Fundación el Árbol

Fundación El Árbol is a non-governmental organization in Chile passionate about recycling and restoration. They aim to create collaborative experiences for kids in Chile to reconnect to nature and regenerate their territory. They provide to their community information and materials for Zero Waste, Educational Content and Ecosystems. El Árbol has partnered with Ad Astra Media to extend our S.T.E.A.M. comic book pages to reflect their mission and better connect to the youth of Chile and get them involved in their organization. With a social media reach over almost 20,000 people they are going to utilize this to distribute digital content as well as disperse printed comic pages throughout the community.

Halospace

In partnership on the Pie & AI Webinars, Halospace is a foundation that empowers the community to build and innovate with the goal of collaborative crisis response by harnessing the power of advanced technologies, open source, and education. Halospace Community Media & Halospace Foundation reaches thousands of people through their social media platforms and LIVE streams through Twitch and Youtube.

Latinx Pop Culture

Originally started by Frederick Aldama, also known as Prof. LatinX, LatinX Pop Culture Lab is a creative and knowledge generating space that will bridge campus with the community in Austin. Ad Astra Media and Dr. Intergalactic are excited to share that we are joining forces with Professor LatinX, University of Texas at Austin, Latinx Spaces, and the LatinX Pop Culture Lab! "The Latinx Pop Lab™ will also be working alongside multiple organizations including 656 Comics, an indie comic collective based in Ciudad Juarez, Mexico and El Paso, Texas. Connecting with over 500 students by 2018 in Ohio with his LASER project, Prof. LatinX is confident in the success of LatinX Pop Culture Lab in Austin!

LionForge Ad Astra Media is working closely with LionForge and Oscar Williams developing new entertaining and educational STEM content! With nearly 72 million views and 2 million likes on their animated short "Hair Love" and growing fast in popularity, Lion Forge is a trans-media studio with a focus on comics publishing across all age groups. In its first year of solo-branded print publication, Lion Forge comics brings approximately 20 titles (single issues, serials, trade paperback collections, and original graphic novels) to market. As a company committed to "Comics for Everyone," we strive to publish titles that reflect the diversity of our world in the characters, the creators, and the Lion Forge team, and to create content that is just as original."

MaaPaa

We have also received support from a nonprofit education group called MaaPaa, which is focused on serving single hispanic mothers in Texas, the Space Foundation which is developing STEAM Aerospace content for K-12, and Deeplearning.ai which is supporting education of Machine Learning and Artificial Intelligence for all ages and communities. Our partnership with MaaPaa brings together experts with knowledge of the challenges facing the local communities, child and adult education experience, behavioral health counseling experience, local social service offerings knowledge, business leadership experience and knowledge of advanced technology and related career opportunities. The collaboration opportunity occurred through professional networking and a desire to impact underserved communities. The point of this collaboration was to better prepare MaaPaa clients for STEM careers that are in high demand.

The Mentor Project
The Mentor Project helped [Embedded Ventures](#) connect with Robeson County school to bring [8-bit computers to their communities and host virtual classrooms](#), on the streaming platform Twitch, to teach students how to build and program their own computers.

Moon Mark
Ad Astra Media has been asked to join [Moon Mark](#) in their competition for high school students around the world. Moon Mark will select the top two winners who designed and built intergalactic vehicles and race them on the surface of the Moon! In partnership with [Lunar OutPost](#) they will work with the student teams to adapt its Mobile Autonomous Prospecting Platform to maintain stability while adding speed! Ad Astra Media is so excited to be a part of this competition and to see the brilliant designs take flight for racing on the lunar surface!

National STEM Honor Society
In a joint partnership with the [National STEM Honors Society](#) and [The Mentor Project](#), Ad Astra Media has sponsored one of the Robeson County schools, Lumberton Junior High, to have their very own STEM Honors Society to continue their afterschool education for science, technology, engineering and mathematics.

Parenthood Ventures
Parenthood Ventures is an ecosystem for early stage ParentTech: startups building scalable products and services for parents, from their fertility journey to navigating teens; from apps to connected devices to subscription boxes; mental health to entertainment. In September 2021 AAM was accepted into Parenthood Ventures to help promote the mission and vision of AAM.

The PAST Foundation
Ad Astra Media has partnered with the [PAST Foundation](#) to develop a Summer Camp for students and educators for S.T.E.A.M. Each student and/or educator will be provided with a description of the activity, a list of materials needed, the problem that needs to be solved and the questions that could help guide participants to the answer. We are diligently working in preparation for the Summer Camps and have hopes of reaching almost 200 students for 2021. During these camps, the PAST Foundation will also

conduct randomized studies to evaluate kids' perspectives of a doctor, an astronaut, an artist, etc before viewing our content and after viewing it. To date, the PAST Foundation has reached over 300,000 students and more than 16,000 educators with their outreach projects and Ad Astra Media is excited to join their networks! Together we are creating educational modules for sale directly to educators and school districts.

PBS Kids
PBS Kids is an esteemed organization dedicated to the education of children ages 3 to 9. Ad Astra Media has two projects in the works with PBS - First is in partnership with the local Virginia PBS and WHRO to submit to corporate PBS for a new multiplatform literacy series. Secondly, Ad Astra Media is in close contact with corporate PBS creating a S.T.E.A.M. educational show for kids! With PBS nationally reaching 93% of homes in the United States and attracting approximately 63 million primetime viewers, and WHRO Education offering online educational and new media services to 286,000 students and 25,000 educators every month - Ad Astra Media is thrilled to be in developmental stages of creating content for both major organizations.

Pie&AI
Our CEO, Dr. Jose Morey, is an ambassador for Deeplearning.AI in their webinar series Pie & AI - an education technology company that is empowering the global workforce to build an AI-powered future through world-class education, hands-on training, and a collaborative community. Deeplearning.AI has created high quality AI programs that have gained an extensive global following of millions. Dr. Morey hosts a monthly Pie & AI webinar discussing Artificial Intelligence careers and discussion topics around links like Radiology, Supply Chain, Healthcare and more.

Seneca Family of Agencies
The Seneca of Family Agencies has graciously joined Ad Astra Media to get our educational content in front of members and social media followers! With their larger social media following of over 18,000 youths and families throughout California and Washington State, they asked to share content like our children's books and digital comics to students and educators in underserved and underrepresented communities. We are thrilled for this partnership and look forward to benefiting the community they have built!

Someone Else's Child
Community Impact Ventures in partnership with Someone Else's Child (SEC), is a private equity firm that invested $100,000 in Ad Astra Media this June. Their mission closely aligns with that of Ad Astra Media's to improve the lives of underserved children. As a non-profit corporation, SEC does this by supporting interconnected and consequential

programs that inform and empower youth. With an emphasis on education, literacy, and economic justice, SEC looks to break the cycle of inequality through innovative approaches that offer meaningful opportunities for vulnerable children. Ad Astra Media is proud to be supported by a corporation with our same goals and looks forward to working together to reach underserved communities across the world.

Space Foundation

Dr. Morey was honored to recently be asked read Ad Astra Media's first of a series of diverse children's bedtime stories, Good Night Little Astronaut, and it's Spanish version, Buenas Noches Pequeña Astronauta, for the Space Foundation's virtual Small Steps, Giant Leap event. Hosted by Ruth Butler with the Space Foundation, students were led through STEM adventures and storytime, hands-on lessons and activities designed to engage early learners from Pre-K to Kindergarten. All lessons and activities were designed specifically to align with Colorado's Early Childhood Care and Education Science and Reading/Writing Standards. With a variety of on-site and virtual programming, field trips, innovative technologies, education research, and the renowned Discovery Center in Colorado Springs, the Space Foundation reaches more than 46,000 students and educators from around the world.

Space Hero

Ad Astra Media has been asked to join SpaceHero, a frontier entertainment sector aiming to change the face of reality TV with a new and out of this world competition. In partnership with NASA and sponsors from companies like the Space Foundation, AeroSpace, Space Robotics and more - SpaceHero will be hosting a competition show concluding in sending the winners to the International Space Station. With a starting following of almost 5,400 people and features in Forbes, Ticker, SpaceNews, Business Insider, Smithsonian, Fox News and more - this once in a lifetime opportunity will be made available to anyone across the globe! Ad Astra Media is excited to join this fantastic team and make the next little astronauts dreams come true!

Space Racers

The Space Racers is a popular animated series for preschoolers following young spaceship cadets at the Stardust Space Academy as they soar through the Solar System! From making their debut on PBS to completing their first season on Netflix, Space Racers focuses on early childhood STEM education and teaching their young viewers about the power of scientific investigation and observation, the wonders of space exploration, and the importance of working together as a team. With over 74 million subscribers to Netflix and roughly half of them streaming kids content, Space Racers has the potential to connect with millions of kids!

SciTech, ASU, & Univision

[SciTech Institute](#) is a nonprofit organization dedicated to enhancing and promoting STEM education and awareness in Arizona and beyond. It works to achieve this through some of the strongest STEM initiatives in Arizona, including the Arizona SciTech Festival, the Chief Science Officers program, the RAIN grant, the Arizona STEM School Community of Practice, Science for All and more! Recently Dr. Morey had the pleasure of hosting an Earth Day ZOOM meeting for students and educators to talk about Ad Astra Media's current projects and goals, this was provided to students and educators for free in both [English](#) and [Spanish](#). With just over 4.9 thousand schools in Arizona with students in levels Pre-K through 12th, we are excited for the impact we will have by working with the SciTech Institute!

Warn Everyone! Comics

Ad Astra Media partners with [Warn Everyone! Comics](#) on our STEAM Digital Comic, [The Intergalactic Academy](#). Reaching roughly 2,000 viewers on Webtoons and hundreds on Instagram each week, our digital comic has started to rise in popularity in teens ages 13 - 17. Warn Everyone! Comics is actively producing nearly a dozen new concepts with respected publishers and the most incredible talent around the world. They are focused on bringing excellence to storytelling and art to a fanbase that is craving quality over quantity.

WHRO

In partnership with Ad Astra Media, [WHRO](#) has agreed to be a content distributor and co-producer with our upcoming content! WHRO-TV, is a Public Broadcasting Service member television station licensed to both Hampton and Norfolk, Virginia - with a potential reach of 521,000 people, they serve the Norfolk, Portsmouth and Newport News television market. [WHRO Education](#) also offers online educational and new media services to 286,000 students and 25,000 educators every month. Additionally, WHRO LOI has agreed to distribute our first original series, Abuela's Airship, a story following a young Latino Family and their genius scientist Abuela (Grandmother).

EXHIBIT D:
VIDEO TRANSCRIPT

Brand Video Outline

Audio	Visual
It all started when our CEO, Dr. Intergalactic, embarked on a mission to diversify S.T.E.A.M. for the next generation of ambitious, young minds. By bridging the gap of inclusion and diversity, Ad Astra Media hopes to inspire our viewers to fall in love with science, technology, engineering, arts and math. We encourage our audience to get lost in our educational storytelling and imagine themselves as epic space travelers, robotic engineers or celestial artists. Our team strives to combine our love of media with a dedication to life-long learning. Our education modules have been blasted into curriculum at schools across the United States. Ad Astra Media has a variety of content available now, ranging from education modules to bedtime classics like The Good Night Series. Our uplifting story-telling doesn't stop there. With the partnership of Alliance for Innovation, Chopin in Space shares out of this world footage from Col. George D. Zamka's voyage to space. At Ad Astra Media, our mission is to show students that no matter where they come from, there is a world of possibilities at their fingertips. Ad Astra Media, bringing the magic of S.T.E.A.M. to media.	The student has received an astronaut helmet with a bow tied in front. An animation of a young student imagining innovative STEAM leaders and ending with Dr. Intergalactic. Fades into student and Doc in a spaceship with an aerial view of Earth. Dr. Intergalactic with all of the comics main characters waving at the student and showcasing the various technologies and associates like F.R.E.A.D. The student is thrilled at the opportunities and imagines himself growing up reading The Good Night series, studying the education modules, watching Chopin in Space or completing an Alliance for Innovation activity book, and graduating college in a lab coat. The student is back in his bedroom in real time. He unwraps the bow and puts the helmet on. Dr. Intergalactic, who was looking down on the student from the stars, smiles.

EXHIBIT E:
PITCH DECK

BRINGING THE MAGIC OF S.T.E.A.M. TO MEDIA

AD ASTRA MEDIA, LLC



The Lack of Diversity in STEM





Not fair!

Less than 2%
of engineering degrees between 1995-2014 were to African American females[2]

Less than 7%
of people who study physical sciences are minorities[1]



Less than 10%
of STEM degrees handed out between 1995-2014 were to African Americans[2]



Less than 20%
of the people who study STEM fields at the collegiate level are women[1]



Source: 1. OnlineColleges.net; 2. nsf.gov




THE POWER OF YOUTH MEDIA

Youth media programs positively influence young people to consume, analyze and critique news media. It also enables them to express themselves through media and address the many issues facing them and their communities. This empowers a new generation of civically engaged young people who are equipped to navigate the growing world of digital media with critical eye



YOUTH MEDIA PROGRAMS INFLUENCED ALUMNI'S ABILITY TO:

76.4% UNDERSTAND ISSUES FACING THEIR COMMUNITY

72.0% UNDERSTAND ISSUES FACING SOCIETY

57.9% ADDRESS ISSUES THAT AFFECT THEM PERSONALLY

ALUMNI REPORTED A MARKED INCREASE IN CRITICAL THINKING AND PRESENTATION SKILLS AS A RESULT OF YOUTH MEDIA PROGRAMS.

THINKING CRITICALLY CREATIVELY AND INDEPENDENTLY **79.9%**

INTERVIEWING PEOPLE **72.4%**

EXPRESSING VIEWS IN ORAL PRESENTATIONS **70.6%**

WRITING CLEARLY AND COMPELLINGLY **65.0%**

SYNTHESIZING INFORMATION **63.9%**

TECHNICAL WRITING SKILLS **53.3%**

"Before the youth media program, media was a window to the outside world: it told me things I didn't know. Now, I know media and the story depends on who's telling it."

1 in 4 ALWAYS SEEKS OUTSIDE SOURCES TO VALIDATE INFORMATION IN NEWS.

80% OF YOUTH MEDIA PROGRAM PARTICIPANTS CONSUME SOME FORM OF NEWS AT LEAST 4 DAYS OUT OF THE WEEK.

METHODS OF ACCESS

60.5% TELEVISION/RADIO

65.0% INTERNET/CELL PHONE

77.5% SOCIAL MEDIA



CHICAGO YOUTH VOICES NETWORK

@cyvn

Source: Farooqui, Suniya; Terpstra, Amy (April 2014). Life After Youth Media: insights about program influence into adulthood, Social IMPACT Research Center of Heartland Alliance: http://socialimpactresearchcenter.issuelab.org/resource/life_after_youth_media_insights_about_program_influence_into_adulthood







HARVARD BUSINESS SCHOOL









FDA

“ The Designated Driver is the Life Of the Party” Campaign

“ The Real Cost” Campaign

Cheers

CALIFORNIA
LA LAW

L.A. Law



The Real Cost



Minorities in Media in the U.S.



54%
Minority audience for avengers

6.2%
Latinos in broadcast shows

7.8%
Minority writers

4%
Hispanics in news media

6.8%
African Americans in news media





You can't BE
what you can't SEE











Our Partnerships



































































whro 60 YEARS PUBLIC MEDIA | CLINTON GLOBAL INITIATIVE | SCITECH INSTITUTE | Infiniscope | SPACE FOUNDATION

LATINX POP CULTURE | SENECA FAMILY OF AGENCIES | UNCONDITIONAL CARE | LION FORGE ANIMATION | CHOPIN IN SPACE | ARECIBO OBSERVATORY PUERTO RICO

MOON MARK | PBS KIDS | AFI ALLIANCE FOR INNOVATION | SPACE RACERS | FUNDACIÓN EL ÁRBOL | SPACE HERO | EISENHOWER FELLOWSHIPS

THE PAST FOUNDATION | deeplearning.ai | COMMUNITY IMPACT VENTURES

SOMEONE ELSE'S CHILD | NATIONAL STEM HONOR SOCIETY | THE MENTOR PROJECT | WARN EVERYONE! ENTERTAINMENT | Maa Paa | ABINGDON FOUNDATION

Education & Media Market Trends





Value of the global entertainment and media market from 2011 to 2024 (in trillion U.S. dollars)



Global Education & Training Expenditure (in trillion U.S. dollars)

Global Media Market

$1,713B — 3.8% CAGR since 2015 — 2020

$2,570.7B — 9.3% CAGR since 2020 — 2025

$4,414.9B — 10.6% CAGR since 2025 — 2030



Global Digital Content Creation Market

$11B — 2019

$38.2B — 2030

12% CAGR during 2020 and 2030



SCHOOL DISTRICTS REACHED

- Robeson County Schools (Lumberton Junior High School)
- Ohio (through the LatinX Pop Culture Labs)
- MaaPaa (located in Dallas Texas for single mothers)
- WHRO (Hampton Roads Region in Virginia)
- Norfolk Private School (The Williams School)

Ad Astra Media successfully generated revenue in its first year and are projected to bring in **10X that in our second year**



NOBEL
AWARDS

PROJECTS IN DEVELOPMENT

2019–2020: 3

2020–2021: 17



Ad Astra Media has grown its partnerships from **6** in its formation in 2019 to **23** partnerships in 2021





5 CONTINENTS REACHED

Ad Astra Media, with our partnerships, have the opportunity to collectively reach up to 3 MILLION KIDS





THE PAST FOUNDATION





Ad Astra Media has partnered with the PAST Foundation to develop a Summer Camp for students and educators for S.T.E.A.M. with the hope of reaching almost 300 students for 2021. A randomized controlled study will determine if our content can change kid's perceptions of what a scientist looks like.



SPACE FOUNDATION
SPACE CERTIFICATION – EDUCATION™

The Good Night Series

12 books out available:

- Good Night
  Little Astronaut
- Buenas Noches Pequeña Astronauta
- Good Night Little Doctor
- Buenas Noches Pequeño Doctor
- Good Night
  Little Astronomer
- Buenas Noches Pequeña Astrónoma
- Good Night Little Veterinarian
- Buenas Noches Pequeño Veterinario
- All 4 titles available in Dari

Good Night Little Astronaut
Good Night Little Astronomer
Good Night Little Doctor

We are also proud to offer Bilingual Versions of,

GNLAstronaut,
GNLDoctor and
GNLAstronomer

Good Night Little Astronaut
Good Night Little Veterinarian
Good Night Little Astronomer
Good Night Little Doctor
Buenas Noches Pequeña Astronauta
Buenas Noches Pequeño Veterinario
Buenas Noches Pequeña Astrónoma
Buenas Noches Pequeño Doctor
شب بخیر فضانورد کوچک
شب بخیر وترنر کوچک
شب بخیر ستاره شناس کوچک
شب بخیر داکتر کوچک

Digital Collectors Items of your favorite Series Characters



Leland, 1

Artemis, 1
SOLD

Jane, 1 coming soon

Good Night Little Astronaut
BY DR. INTERGALACTIC

Artemis, 2















OpenSea

Rarible

A non-fungible token, certifying as digital asset to be unique and therefore not interchangeable.

The Intergalactic Academy

Sophie, the bearer of Engineering

Azha, the bearer of Science

Dex, the bearer of Mathematics

Pascal, the bearer of Technology

Rikona, the bearer of the Arts

'BLOSSOM'
© AD ASTRA MEDIA 2020
'FLOR'
© AD ASTRA MEDIA 2020
ARTIST: EMILY TREDWELL - WRITER: C.J. HUDSON

a prestigious S.T.E.A.M. school following Headmaster Dr. Intergalactic with his associates; Dynamo, a robot, F.R.E.A.D., a 'field research and exploration assistance' droid', and Ana, a holographic navigator. For the first time the Intergalactic Academy opens its doors to five students from Earth - each the bearer of profound knowledge of Science, Technology, Engineering, Arts and Math



















Ranked number 11 on Fiction Horizon Best Comics 2021 Blog

FICTION HORIZON



CHOPIN
THE SPACE CONCERT
SPACE FOUNDATION
SPACE CERTIFICATION - CREATIVE

Documentary short

JULY
2021
July is National Parks and Recreation Month, so get outside!
Abingdon Foundation and Ad Astra Media want to support S.T.E.A.M. education and share with you some important S.T.E.A.M. dates!
SUN
MON
TUE
WED
THU
FRI
SAT
What is S.T.E.A.M?
1 CLEAN BEACH WEEK
2 WORLD UFO DAY
4 INDEPENDENCE DAY
8 VIDEO GAME DAY
9 NATIONAL MOTORCYLE DAY
10 NIKOLA TESLA'S BIRTHDAY
14 SHARK AWARENESS DAY
15 WORLD YOUTH SKILLS DAY
17 WOMEN'S DIVE DAY
18 JOHN GLENN'S BIRTHDAY
20 MOON DAY (HUMANS FIRST WALKED ON THE MOON)
22 GREGOR MENDEL'S BIRTHDAY
24 AMELIA EARHART DAY
26 DISABILITY INDEPENDENCE DAY
27 Don't QUIT
28 BUFFALO SOLDIER DAY
31 UNCOMMON INSTRUMENT DAY

Monthly STEAM Calendar

2 submissions
to PBS Kids



Pitched to
KidScreen
Pitchfest













The future is bright



















Jose Morey, M.D.
Chief Executive Officer



Lauren Kidd
Chief of Creative Operations



Shelby Brown
Design Lead & Animator



Lanie Garcia
Digital Marketing Strategist



ADVISORS



Carolyn Lyons



Frederick Aldama



Kermit Ashby



JJ Snow



Adnaan Wasey



Spencer Baldwin



Candice Smith



Pedro Espinoza







INVESTOR

Michael Christian

WRITERS



Megan Gonzalez



Alyssa Harden



Jas Thomas



Kristy Thomas























































DESIGN

Erika Jackson

PRODUCERS

Christian Torres-Rossi

Daniel Godoy



BRINGING THE MAGIC OF S.T.E.A.M. TO MEDIA

AD ASTRA MEDIA, LLC



EXHIBIT F:
OFFERING PAGE



Create Offering

I don't want to accept investments yet, just test the waters.

Basic Info

Title	Ad Astra Media LLC
Category	Economic Sustainability
Start Date	2021 November 15
End Date	2022 March 15

Image / Video

Video Link (At least one image or video is required) https://youtu.be/UID71pAO2dQ
A video helps communicate your message and can significantly improve your success rate. It can be as simple as recording yourself with a web cam or phone, or as elaborate as you want. Once you've uploaded your video to YouTube or Vimeo, put the link to your video above.
Project Images (At least one image or video is required)


DELETE
Partners
The power of success is in teamwork
CHOPIN IN SPACE
Chopin in Space the Children's Initiative Project
If you can't see it, you can't be it
Education Modules
Supporting teachers with curriculum aligned assignments
The Good Night Series
Achieving S.T.E.A.M. careers, starts with a dream
The Intergalactic Academy
Soaring the endless possibilities of S.T.E.A.M.
Media
Bringing the Magic of S.T.E.A.M to Media
Supporting diversity in S.T.E.A.M., K to Career

For best quality, we recommend you use an image size of at least 1024x576 px. We recommend you use a 16:9 ratio for maximum compatibility.

Offering Overview

Website

Address

Entering an address here will cause a map to the location to be displayed on the public project page.

Short Deal Description

Ad Astra Media, LLC is a multimedia company created to increase representation and diversity in S.T.E.A.M. (science, technology, engineering, arts, mathematics).

200 characters remaining.

Long Deal Description



Ad Astra Media is a global multimedia company creating inclusive representations of characters and STEM-related content (science, technology, engineering, mathematics "STEM") with the objective of inspiring our next generation of thinkers to solve the biggest problems facing humanity.

When we use STEM, we are discussing the standard educational focus on science, technology, engineering, and mathematics, whereas the term STEAM adds arts within the framework because we believe that we can bridge these disciplines with the arts by channeling learners' creativity and curiosity.

Problem

We have a science literacy crisis

Individuals throughout our country are not developing the tools they need to engage in critical thinking, to understand facts, and to determine how to solve problems. We as a country are not producing enough STEM (science, technology, engineering, and mathematics) undergraduates to match the demand for STEM professionals.

Solution

We are a STEM company

Our media products catalyze interest in STEM, with the ultimate goal of facilitating entry into technical and creative fields. We create edutainment products that recruit interest in problem solving approaches. Our media products cater to the education demands of children in underrepresented communities, including multilingual families and neurodiverse audiences, using media products that connect learners to concepts.

Ad Astra transforms STEM learning by engaging with learners of all backgrounds. Our content engages with learners using carefully developed interactive content that immerses students into a problem-solving journey where they learn to navigate the set of digital tools and scientific paradigms that will channel their curiosity into the depths of outer space.

Mission Statement

Our stories inspire the next generation of thinkers. Our mission is to enrich the lives of overlooked populations through increasing knowledge of STEM topic areas using programs and transmedia content that informs, educates and entertains at the highest level of quality. Ad Astra Media works for the public good and in accordance with the highest professional standards to diversify the STEM workforce globally.

We create, develop, and collaborate on development of intellectual property that we intend to exploit through publication, production, licensing, and merchandising in edutainment media markets. We also collaborate with content creators in finding markets for and exploiting their creative works.


Good Night Little Astronaut
Buenas Noches Pequeña Astronauta
شب بخیر فضانورد کوچک
Good Night Little Doctor
Buenas Noches Pequeño Doctor
شب بخیر داکتر کوچک
Good Night Little Astronomer
Buenas Noches Pequeña Astrónoma
شب بخیر ستاره شناس کوچک
Good Night Little Veterinarian
Buenas Noches Pequeño Veterinario
شب بخیر وترنر کوچک

Our Media

We are developing and licensing children's edutainment products through a variety of media including books, comic, video, and interactive internet content. Our media products are predominantly intended to entertain and educate children between ages of 4 to 12 years old with a particular focus on depicting inclusive STEM environments, characters, and stories.

Our Focus

Our edutainment products focus on developing STEM interest through inclusive representation of concepts and characters. We bridge the gap between arts and sciences by connecting technical concepts with art to drive interest in complex subject matter. Our stories recruit the interest of learners by providing multiple means of representing information to the learner. Our stories are bi-lingual (including English and Spanish translations), and we intend to translate these stories into multiple languages for comprehensibility.



Representing our Customers

We seek to elevate groups that have historically underrepresented in the STEM industry and workforce to include ethnic minority/BIPOC communities, gender diversity, LGBTQ+, neurodiversity and individuals with disabilities. We also highlight the importance of majority groups seeing diverse representation in media to create allies in uplifting underrepresented individuals in these fields.

Audience Demographics

The target market for our media content is minority and underserved K-12 populations that speak both English and English as a second language. Our intended audience is for students ages 4 - 12+ who are interested in STEAM or enrolled in STEAM classes. The market for our children's attention is saturated with content that producers measure by hours and not by interpersonal engagement. 42% of parents say the TV is on "always" or "most of the time" in their home, whether anyone is watching or not.





Content Markets

We operate predominantly within the U.S. edutainment industry, which is a segment of the education industry and the entertainment industries. The company creates character driven content within the edutainment space to teach STEAM concepts to diverse audiences.

Our entry into the STEM industry is focused on producing transmedia properties that depict characters and situations related to these professions and concepts. We produce, acquire, and license original content including published works, educational programming, digital and interactive works, and livestreams. We offer translation services for established streaming education.

Revenue Model

Revenue streams include:

- Direct sales
- Licensing
- Consulting
- Production
- Writing
- Books
- Comics
- Educational content
- Educational modules and curriculum to school systems
- Merchandising

Licensing Model

The company is supported by licensable intellectual property in the form of copyrighted works, trademarkable properties, and character likenesses, which each contribute to a portfolio of properties for educational modules, character merchandising, and content licensing. The company intends to fulfill unmet demands within the edutainment markets for inclusive content for fictional and nonfictional properties geared toward teaching STEAM concepts to diverse audiences and delivered in multiple languages.

Core Capabilities

Tailored transmedia edutainment content for youth, minority, low-income, non-english speaking, LGBQT+, and female audiences. Our capabilities include: creative content generation, curriculum building, production, distribution, research, metrics, and consulting.

Commercialization

Payors to our company are interested in STEM content, diversity, equity, and inclusion:

- Educators, libraries, school districts, universities and government agencies
- Networks, interest groups, scholarly researchers
- Private industry, department stores
- Streaming services, broadcast networks (MVPD
- Parents, relatives and friends

STEAM Media Content

Content Title	Content Type	Production Stage
Abuela's Airship	Video	Preproduction
Ad Astra Media Website	Interactive	Ongoing
Biome Protection Agency	Book	Preproduction
Buenas Noches Pequeña Astronauta	Book	Distribution
Buenas Noches Pequeña Aviadora	Book	Preproduction
Buenas Noches Pequeño Doctor	Book	Distribution
Buenas Noches Pequeño Veterinario	Book	Distribution
Chopin In Space: Children's Initiative Project	Multimedia	Distribution
Cosmonut: Featuring Dr. Intergalactic	Interactive	Distribution
Good Night Little Astronaut	Book	Distribution
Good Night Little Aviator	Book	Preproduction
Good Night Little Epidemiologist	Book	Preproduction
Good Night Little Veterinarian	Book	Distribution
Goodnight Little Dr.	Book	Distribution
Intergalactic Academy	Comic	Weekly Distribution
Learning with Leo	Video	Development
Neopets	Video	Distribution
Rolling Readers	Video	Preproduction
Space Camp	Video	Development
Space Racers	Video	Distribution
The STEAM Team	Comic	Ongoing
What Are Tears for, Mama?	Book	Preproduction

What Is Dance for, Dada?	Book	Development


AD ASTRA MEDIA
representing
Girls in
S.T.E.A.M
Copyright, Ad Astra Media


Good Night Series
Meet Artemis - our little Latina Astronaut who discovers the day to day life of traveling to another planet, sailing the stars and exploring the great adventures of our Galaxy! Join our little astronaut as she explores the endless possibilities of her career in Space!
Languages: Spanish, English and Dari
Intergalactic Academy
Meet Sophia, Azha and Rikona - 3 students from our comic, Intergalactic Academy, soaring the galaxy learning about S.T.E.A.M. Sophia our bearer of Engineering, Azha our bearer of Science and Rikona our bearer of the Arts - Join them as they master their crafts to bring back to Earth and better their Planet!
Languages: Spanish and English
Good Night Series
Meet our young Doctors from Good Night Little Doctor - following Leland, a young Black boy as he takes his medical oath! Leland learns what it is like to be a caregiver and how female nurses and doctors help lead the team! Caring for patients big and small, being a doctor is a bit responsibility!
Languages: Spanish, English and Dari
Good Night Series
Meet Jane - our little Asian Astronomer who studies the stars and learns about new planets! In dedication to Puerto Rico's Arecibo Observatory, join our passionate learner through a day in the life of what Astronomers do to expand our knowledge of the universe!
Languages: Spanish, English and Dari
Copyright, Ad Astra Media

Educators and policymakers have identified STEAM as a high-importance field within the educational field and are studying the best ways of engaging learners to enter these fields. Narrative storytelling is a powerful tool to facilitate engagement with learners, forming a more individualized relationship to form between the content and the learner by allowing viewers to form relationships between characters and educational subject matter.



AD ASTRA MEDIA
representing
Boys in
S.T.E.A.M
Copyright, Ad Astra Media

Good Night Series
Meet Dr. Intergalactic - the headmaster of the Intergalactic Academy aboard the Aeolipile soaring the galaxy teaching all there is to know about Science, Technology, Engineering, Arts and Math along with his associates Dynamo, F.R.E.A.D and Ana.
Languages: Spanish, English and Dari
Good Night Series
Meet Leo - our little non-hearing Veterinarian who takes care of many animals - hairy and scaley, tall and small! Find moments where he communicates with his patients using sign language and learns what it's like to take care of all animals from pets to wildlife!
Languages: Spanish and English
Good Night Series
Meet our young Doctors from Good Night Little Doctor - following Leland, a young Black boy as he takes his medical oath! From administering shots to scrubbing in for surgery we learn what it's like to be a Doctor! Study along with them as they learn the importance of our health!
Languages: Spanish, English and Dari
Intergalactic Academy
Meet Pascal and Dex - 2 students from our comic, Intergalactic Academy, jumping solar systems learning about S.T.E.A.M. Pascal our bearer of Technology and Dex our bearer of Mathematics - Join them as they master their crafts to bring back to Earth and better their Planet!
Languages: Spanish and English
Copyright, Ad Astra Media

We intend to use proven techniques to inspire participation in problem-solving by empowering students to understand their own capacity for changing the future. Seeing characters who are modeling that behavior and who have qualities and characteristics that match the viewer. We anticipate that this representational approach to storytelling will change the learner's perception as to how problems are solved, who can fulfill these roles in society, and what a person looks like who performs these intellectual disciplines.

Market Opportunity

We anticipate that the growth in the markets underlying edutainment will continue to grow as the need for professionals in STEM increases. These industries represent an opportunity for our niche media content for inclusive STEM edutainment. Our content includes materials that could be used in a formal and informal educational setting including modules for distance learning.



We are proud to say that our Education Modules line up with the Next Generation Science Standard (NGSS) Alignment and abide by Standards of Learning (SOL) Requirements.

Our collaboration with the PAST Foundation connects us directly with Teachers to provide exactly what they need.

Education Modules


In collaboration with the PAST Foundation, Ad Astra Media is releasing education modules based on our Good Night Series. Buy one of our books for your class room and Teachers have the opportunity to purchase 6 weeks worth of educational activities for their students. Make your own X-Rays with the Little Doctor or paper place helmets with the Little Astronaut and so much more!
Made for Grades K - 4th
Education Modules
2. Design
1. Brainstorm
3. Build
4. Share

Strategic Plan

Our strategic plan relies heavily on the establishment of relationships. Establishing relationships with customers is key to enhancing the penetration of new products in the marketplace. Our content will be the primary tool to establish these strategic relationships. Developing our brand as a distinctive creator of high quality STEM content is critical to marketing our company to our customers. Our branding is essential for building our marketing and advertising relationships with current and potential customers and to drive sales. Distribution drives adoption, and within streaming and broadcast media, forming relationships between producers of content is key to gaining footing within the industry.

Competitive Market Analysis

The market that we are targeting is dynamic and not precisely defined as we are striving to create media products in areas that are currently unfulfilled. Our portfolio of works is diversified across mediums with children's books representing a majority of works in distribution. The markets for children's books, comics, educational products, and entertainment materials are highly competitive. Participants in various multimedia markets are focusing on facilitating interest in STEM within our targeted age range, but the market for inclusive representation of these professions and characters in STEM is still nascent. Many established purchasers or distributors of content understand the need

for inclusive representation of characters, particularly in STEM fields, but not many companies are defined around fulfilling our objectives or providing specialized content.

Competitive Advantages

From the ground-up, we are building Ad Astra Media to model the inclusivity that our STEM professions are lacking. Our mission is to use stories to inspire change. We leverage our differences to tell distinct stories about STEM problems. Our identity is inclusion and our transmedia products reflect the critical goals we want to accomplish in the world. Another advantage is our deep experience in tech; We also serve on the Science and Entertainment exchange which is a platform created by the National Academy of Sciences to connect scientists to Hollywood to consult on media projects.

Use of Proceeds

We are seeking to raise up to $1,070,000 under Regulation Crowdfund (Reg CF). The Company anticipates using the net proceeds of between $50K and $1M primarily to expand the reach of the Company's media products and creating new products. The Company anticipates using these funds to continue generating new media products, including new series, stories, characters, and classroom modules. The Company also anticipates that it will use proceeds to increase internal operations of the business including administrative staff while developing our brand and increasing our marketing presence, building our sales team to increase penetration of our products, and focusing on developing new business including through partnership or joint venture. A portion of the proceeds, 7%, will go toward the funding portal, Ignite Social Impact.



Content Development - $425,000

- We are regularly creating new media products. We anticipate that we will continue our bimonthly publication of our Good Night Little series, which we offer in English, Spanish, Bilingual (English and Spanish), and Dari. We are continuing our weekly publication of the Intergalactic Academy.
- We anticipate content development costs to include Head Writer for TV/Film and Children's Books. We also anticipate animation costs and illustration costs for our published works and video projects, which could be sourced in-house, subcontracted, or a combination of the two.

Marketing, Advertising, and Engagement - $225,000

- We anticipate hiring a marketing manager and retaining a publicist to increase the reach of our products and engage with our stakeholders. We also anticipate that we will increase our advertising to our target consumers.
- We anticipate an increase in other expenses such as legal fees, drafting, filing, and maintenance of legal rights and protections.
- We anticipate using the proceeds from this offering toward external engagement with our targeted consumers and maintaining brands, merchandise, and trademarks.









Sales and Business Development - $200,000

- We anticipate applying a portion of the funds toward government payors, including to develop grant applications for non-dilutive funding prospects. We anticipate using a portion of the funds toward government affairs, including engaging with state and federal policymakers.
- We anticipate hiring an operations manager who will oversee the activities of our Business Development team and interface with the Sales Department. The operations manager will lead up new business development opportunities and work on maintaining existing relationships with our partners.
- We anticipate that we will devote funding toward a sales director for the identification of sales prospects for our published works.

Administrative - $120,000

- We anticipate using most administrative expenses as a salary for our Chief Executive Officer and assisting the CEO with administration of the company.
- We anticipate that our administrative expenses will increase as the Company continues to grow. The areas of administration include operating the business along with management of the company.

Offering Expenses - $100,000

- The company anticipates spending between ~10-20% of the proceeds from offering expenses
- Including the 7% intermediary fee as well as other offering expenses such as offering perks, administration fees, and other costs.

Investor Perks

$100 - Social Media mention

$500 - Social Media mention & Company socks

$1,000 - Social Media, company merch, 2 free books of their choice and a sticker

$2,500 - Social Media, company merch, 4 free books, a sticker, a digital image

$5,000 - Social Media, company merch, 6 free books, a sticker, a digital image, digital cartoon of the investor

$10,000 - Social Media, company merch, 6 free books, a sticker, a digital image, digital cartoon of the investor, guest character in content

$25,000 - Social Media, company merch, 8 free books, a sticker, a digital image, digital cartoon of the investor, guest character in content, be involved in the decision of theme for a comic page/series

$100,000+ - ALL of the above and credit as an Executive Producer of a standalone comic by Ad Astra Media, the topic will be of their choosing.

Ownership Structure & Rights of the Securities

Ad Astra Media, LLC is a Limited Liability Company. The Company was founded in July 2019 by Dr. Jose Morey who owns 100% of the ownership shares in the Company. The Company has authorized financing through the Simple Agreement for Future Equity (SAFE) Financing of up to $1,070,000.00 at a discount rate of 80%. SAFE is an instrument containing a future right to shares of Capital Stock, purchased by investors for the purpose of funding the Company's business operations.

Risk & Disclosures



The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest. For a full discussion of the risks for this project, please see the **Offering Statement**.

Start-up investing is risky.

Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable.

You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company has outstanding Convertible Debt.

The Company has received financing in the form of two convertible notes subsequent to December 31, 2020 but prior to the November 2, 2021 issuance of the Company's financial statements. The convertible note payable has a maturity date of June 7, 2023 and September 7, 2023 with interest accrued at a rate of 5% per annum, which is payable upon maturity of the note. The note may not be prepaid without the written consent of the investor. The note and any accrued interest can be voluntarily converted into shares of preferred or common stock in the event of non-qualified financing. Automatic conversion will occur in the event of qualified financing.

You are investing in a SAFE, not a convertible note.

A SAFE is a convertible security that is not debt, while a convertible note is debt. A convertible note includes an interest rate and maturity date, at which time a noteholder would be able to demand repayment. A SAFE does not have these features. In addition, your investment in a SAFE will be subordinate to true unsecured debt. Both SAFEs and convertible notes convert into equity in a future priced equity round, but there is a chance they will never convert to equity. For SAFE's in particular, again, there is no interest and no maturity, and repayment is not required.

There are substantial costs for producing and marketing creative works.

The Company may incur substantial costs in producing its creative works, including the fees associated with finding, retaining, and compensating in-house creative professionals. Creative professionals require a degree of talent in performing their job functions and retaining talent is highly competitive. Finding a market for a creative work involves a high degree of time, labor, and financial resources and there are no assurances that the company will find a business or consumer willing to purchase a creative work. Some works may not provide sales revenue quickly enough to offset the short-term costs of developing the work.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on its investment or that it will not lose its entire investment. For this reason, each Investor should read this Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

You may have limited rights.

The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

Our management has discretion as to use of proceeds.

The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the SAFE Notes hereby will be entrusting their funds to the Company's management, upon whose judgment and discretion the investors must depend.

We have not assessed the tax implications of using the SAFE.

To the extent permitted by generally accepted accounting and tax principles, the Company and investors will treat, account and report the SAFE as debt and not equity for accounting and tax purposes and with respect to any returns filed with federal, state or local tax authorities. However, because the SAFE is a type of debt security, there has been inconsistent treatment under state and federal tax law as to whether securities like the SAFE can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

Previous Funding

The Company has the following debt outstanding:

Type of Debt	Name of Creditor	Amount Outstanding	Interest rate and payment schedule	Describe any collateral or security

Convertible Note	Community Impact Ventures	100,000	5%	N/A
Convertible Note	Satrajit Bose	10,000	5%	N/A

Funding Settings

Regulation CF Requirements:

- All funding settings **must** be the same as are reflected in your Form C document.
- If these settings are not entered correctly, your offering will be rejected, or delayed from getting approved. Please contact info@ignitesocialimpact.com if you have any questions.

Target Minimum
$50,000.00

This is the amount you hope to raise for this project. This may be the same as the Minimum and/or Maximum Raise.

Minimum Payment
$100.00

This is the minimum payment amount per investment, if greater than price. Leave blank if you don't want to manually set a minimum.

Maximum Raise
$1,070,000.00

This is the maximum investment amount as defined by the SEC. This may be the same as or greater than your goal.

Valuation Cap
$
Discount
$
Interest Percentage
%80
Term Length
#

Documents

Please enter the URL/Web Address of your Form C

Please upload Financial Reports and any other relevant documents in order for us to review your offering:

Upload Documents that you want in the Deal Room below. Documents will appear in the order you upload them, so the first upload will be a the top of the document list, and the last will be at the bottom.

AD ASTRA MEDIA LLC-AD ASTRA FINANCIAL STATEMENTS.pdf

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Document Title

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Description The Ad Astra Media, LLC financial review was conducted by Ryan + Wetmore, PC and comprised the balance sheets for the company as of December 31, 2020 and 2019. The review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, Ryan + Wetmore do not express such an opinion.
PPM

Additional Info

KPIs



Short Term Objectives - 2 years:

Increase social media engagement and measurement
    Implement a measurement system for social media engagement through social media metrics and tools
    Increase number of likes and social media followers 20% annually

Increase IP development
    Develop an internal Innovation Team dedicated to IP development, licensing, patents, and trademarks

Develop strategic partnerships for content distribution
    Sign three new strategic distribution partnerships annually

Continue to grow revenue from existing content
    Increase viewership of actively broadcast programs 20% annually
    Develop merchandise for actively broadcast programs, and sign one merchandise distributor annually

Seek out strategic brands for content partnerships
Sign three new strategic content partnerships annually

Develop flagship brands
Launch one flagship program annually

Medium Term 3 - 9 years:

- ○ Increased content sales, licensing, distribution, and partnerships
  - ○ Increase content sales 25% annually
  - ○ Increase licensing of IP 20% annually
  - ○ Increase distribution of content 10% annually
  - ○ Increase the number of strategic distribution partnerships to four new partnerships annually
  - ○
- ○ Increase in STEAM participation for targeted audience
  - ○ Measure percentage of underrepresented minority youth studying
  - ○ Measure percentage of youth remaining in STEAM fields
  - ○ Measure percentage of youth pursuing STEAM baccalaureate degrees
  - ○ Monitor measurements and demographics around STEAM degree attainment, and STEAM industry employment.
  - ○
- ○ Continue strategic development of flagships brands
  - ○ Launch two flagship programs annually.

Long Term - 10 years or more:

- ○ Increase in percentage of minority representation in the fields of STEAM, and increased minority representation within the STEAM industry
  - ○ Continue to monitor measurements and demographics around STEAM degree attainment, and STEAM industry employment.
  - ○
- ○ Strategic M/A of established brands
  - ○ Merge with or acquire one established brand
  - ○
- ○ Identify up and coming brands for M/A and JV
  - ○ Identify twenty brands annually for M/A
  - ○ Identify twenty Joint Ventures that we have discussions with annually.

Press Mentions

https://www.adastrasteammedia.com/featuredarticles

Advisors




Jose Morey, M.D.
Chief Executive Officer
Lauren Kidd
Chief of Creative Operations
Erika Jackson
Chief Marketing Officer
Lanie Garcia
Digital Marketing Strategist
ADVISORS
Carolyn Lyons
Frederick Aldama
JJ Snow
Adnaan Wasey
Spencer Baldwin
Pedro David Espinoza
Candice Smith
INVESTOR
Michael Christian
WRITERS
Megan Gonzalez
Alyssa Harden
Jas Thomas
Kristy Thomas
ANIMATORS
Shelby Brown
PRODUCERS
Christian Torres-Rossi
Daniel Godoy
Confidential & Proprietary

Key Customers & Partners

Our partnerships with nonprofit and for profit educational institutions will allow us to produce content intended for audiences within these distance learning programs. As our company builds out our portfolio of multilingual content offerings, our penetration within domestic and global markets will increase. We anticipate that demand will increase for our products and services as the need for STEM professionals increases and the usefulness of our products and services receive further validation.


Our Partnerships
whro 60 YEARS
PUBLIC MEDIA
CLINTON GLOBAL INITIATIVE
SCITECH INSTITUTE
Infiniscope
SPACE FOUNDATION
LATINX POP CULTURE
SENECA
LION FORGE ANIMATION
PBS KIDS
ALLIANCE FOR INNOVATION
SPACE RACERS
FUNDACIÓN EL ÁRBOL
SPACE HERO
EISENHOWER FELLOWSHIPS
THE PAST FOUNDATION
deeplearning.ai
COMMUNITY IMPACT VENTURES
SOMEONE ELSE'S CHILD
THE MENTOR PROJECT
ENTERTAINMENT
ABINGDON FOUNDATION
Confidential & Proprietary

Testimonials

Team

Team Member

Jose_Morey_Headshot.jpg



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Name
Job Title
Bio Dr. Morey is an Eisenhower Fellow and Co-Founder of Ever Medical Technologies. He is a health and technology keynote speaker, author, and consultant for NASA, Forbes, MIT, the United Nations World Food Program and the White House Office of Science and Technology Policy. He is considered the world's first Intergalactic Doctor and is often featured on Forbes, Univision, CNBC, and NASA360. He coined Puerto Rico as the future "Silicon Island."
Linkedin URL
Twitter URL
Facebook URL

Team Member

Lauren_Kidd.jpeg



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Name
Job Title
Bio In 2017, Lauren became the Executive Assistant for Dr. Jose Morey; a Radiologist, Public Speaker, Entrepreneur and Consultant. She is responsible for managing personal and professional schedules and communications with key company executives for Dr. Morey. In 2019 Dr. Morey formed a S.T.E.A.M. media company, Ad Astra Media, to combine education and entertainment to better connect with underserved communities and minority groups to provide them with diverse role models in STEAM.
Linkedin URL
Twitter URL
Facebook URL

Team Member

Spencer_Baldwin.jpg



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Name
Job Title
Bio Mr. Baldwins is an attorney with bar admissions in New York and Washington State with a focus on intellectual property and innovation.Spencer has spent 5 years developing Hyperloop technology while working for Hyperloop Transportation Technologies and contributed to major projects including the Great Lakes Hyperloop Feasibility Study, and multiple patents. Spencer focuses on the role of regulation on innovative new technologies and public affairs advocacy at state, local, and federal level.
Linkedin URL
Twitter URL
Facebook URL

Team Member

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Name
Job Title
Bio When Ad Astra Media was first founded, Erika was brought on as our Chief Marketing
Officer (CMO). With over 7 years of experience in Marketing and Graphic design, she is
currently enrolled as a full time student in the MBA program, with a concentration of marketing,
at Regent University. Because of her love for this company and its mission she felt compelled to
remain involved, and is now the Branding Specialist. Erika also has done videography, script
writing, filming, and producing.
Linkedin URL

Twitter URL
Facebook URL

Team Member

Lanie_Garcia.png



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Name
Job Title
Bio In 2020, Lanie Garcia was brought on the Ad Astra Media team as web designer and photographer. In 2021, she took on the role as Digital Marketing Strategist, who is responsible for helping implement marketing strategies.
Linkedin URL
Twitter URL
Facebook URL

Team Member

Shelby_Brown.jpg



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Name
Job Title
Bio Shelby Brown is an artist who believes in making art for good. At Ad Astra STEAM Media, Shelby acts as the Design Lead to create an array of colorful children's illustrations and graphics. Shelby derives pleasure in developing diverse characters that kids of different backgrounds can relate to and draw inspiration from.
Linkedin URL
Twitter URL
Facebook URL

Team Member

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Name
Job Title
Bio Megan is the Head Writer of Children's Media at Ad Astra where she leads in creation of our stories on digital media and print works. Megan is a Staff Writer at Nickelodeon Animation and Spin Master and has served as a Staff Writer for Atomic Cartoons. Megan was a Writers' Assistant at Disney Television Animation for its DuckTales series.
Linkedin URL
Twitter URL
Facebook URL

Team Member

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Name
Job Title
Bio As a Creative Consultant, Alyssa provides creative feedback on plot and characters in original children's media intended to inspire children in underrepresented communities to pursue careers in STEM. Alyssa is a Puppet Coordinator for Laika, LLC. Alyssa worked as a Production Coordinator for Greyscale Animation where she tracked daily production status on 300+ animated shots. Alyssa also worked as a Production Coordinator for Das Egg Productions.
Linkedin URL
Twitter URL
Facebook URL

Team Member

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Name
Job Title
Bio As a freelance writer and literature enthusiast, Jas Thomas brings stories to life. Her journalism background means she understands how to craft an angle that is interesting to the reader while exploring all the details. This background is the perfect complement to her business writing experience and her more creative content such as newsletters, blog posts and short stories. Before joining Ad Astra in 2021, she spent several years as an Arts & Living staff writer for Georgia State's The Signal.
Linkedin URL

Ignite Social Impact   https://invest.ignitesocialimpact.com/projects/12859-Ad-Astra-Media--LLC/

Twitter URL
Facebook URL

Team Member

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Name
Job Title
Bio Kristy Thomas is a lifelong educator/ writer/ publisher/ and diversity consultant. She
operates two small businesses: Always Writing 4 U (writing and publishing) and Thomas DEI
Consulting LLC (Diversity, Equity & Inclusion consulting firm.) Kristy holds an MFA in Acting &
Directing in addition to an MBA in Educational Leadership. Her degrees have assisted her
greatly in her life's path with both still an active part of her businesses and life successes.
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Team Member

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Bio Will is a transportation planning and engineering expert, with 20 years of experience leading multimodal transportation planning projects, environmental impact, and feasibility studies. Will has spent 5 years developing Hyperloop technology while working for HyperloopTT, and completed Feasibility Studies in India, UAE, and the Great Lakes Region of the United States. Will is proficient in stakeholder outreach, technical writing, GIS mapping, plan implementation, and coalition building.
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Team Member

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Name
Job Title
Bio Sribava Sharma is a third-year medical student at Eastern Virginia Medical School (EVMS) in Norfolk, VA who is currently conducting research in Orthopaedics at Johns Hopkins University. He has a background heavy in biomedical sciences with an undergraduate degree in Microbiology and two Master's degrees in Immunology and Biomedical Sciences. Sri joined Dr. Morey and the Ad Astra team to drive forward the business model and outreach program.
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Social Media

Facebook   https://www.facebook.com/AdAstraSteamMedia/
Twitter
            https://twitter.com/DrMorey1?ref_src=twsrc%5Egoogle%7Ctwcamp%5Eserp%7Ctwgr%5Eauthor
LinkedIn   https://www.linkedin.com/company/adastrasteammedia/
YouTube   https://www.youtube.com/channel/UCUCw_w_sRw-bN0_tYw3QDNQ
Instagram   https://www.instagram.com/drintergalactic/
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Final Disclosure

Has the issuer (company) or any officer, director or major shareholder (owner of 20% or more) had or been subject to:

- Criminal convictions related to securities — Criminal felony or misdemeanor convictions within ten years before this offering in connection with the purchase or sale of any security, involving any false filing with the SEC or arising out of the conduct of an underwriter, broker, dealer, municipal securities dealer, investment adviser or paid solicitor of purchasers of securities;
- Court restraining orders and injunctions related to securities — Court orders within five years of this offering that restrain or enjoin them from any connection with the purchase or sale of any security, involving any false filing with the SEC or arising out of the conduct of an underwriter, broker, dealer, municipal securities dealer, investment adviser or paid solicitor of purchasers of securities;
- Final regulatory orders — Is under a final order from any state securities commission, state banking regulator, state insurance commission, federal banking agency, the Commodities Futures Trading Commission or the National Credit Union Administration that either currently bars the person from association with an entity regulated by such authority, engaging in securities, insurance or banking business or engaging in savings association or credit union activities, or that constitutes a final order entered within the last ten years based on a violation of a law or regulation that prohibits fraudulent, manipulative or deceptive conduct;
- SEC disciplinary orders — SEC disciplinary orders that currently suspend or revoke the person's registration as a broker, dealer, municipal securities dealer or investment adviser, or that limit the activities of such person or bar such person from being associated with any entity using federal or state securities exemptions to raise capital and/or sell securities;
- SEC cease and desist orders — SEC cease and desist orders within the last five years that order the person to cease and desist from violating either scienter-based anti-fraud

provisions of federal securities laws or the Section 5 registration requirements of the Securities Act of 1933;

- SRO suspension or expulsion — Is currently suspended from membership in, or association with, a registered national securities exchange or registered securities association for conduct inconsistent with just and equitable principles of trade;
- SEC stop orders — SEC stop orders relating to a registration statement or Regulation A offering statement filed with the SEC within the last five years being the subject of a stop order investigation;
- Postal Service false representation orders — United States Postal Service false representation orders entered within the last five years being subject to a temporary restraining order or preliminary injunction for conduct alleged by the postal service to constitute a scheme for obtaining money or property through the mail by means of false representations.

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